AMENDMENT AND JOINDER AGREEMENT

Amendment and Joinder Agreement, dated August 9, 2017, by and among BLACK BOX CORPORATION, a Delaware corporation (the "**Borrower**"), each of the Guarantors (including each New Guarantor (as defined below)) listed on the signature pages hereto, each of the Lenders listed on the signature pages hereto and PNC BANK, NATIONAL ASSOCIATION, in its capacity as administrative agent for the Lenders (in such capacity, the "**Administrative Agent**") (the "**Amendment**").

W I T N E S S E T H:

WHEREAS, the Borrower, certain of the Guarantors, the Lenders and the Administrative Agent have entered into that certain Credit Agreement, dated May 9, 2016 (as amended, restated, modified or supplemented from time to time prior to the date hereof, the "**Credit Agreement**", and the Credit Agreement as amended hereby, the "**Amended Credit Agreement**"); and

WHEREAS, the Borrower and the Guarantors desire to, among other things, amend certain provisions of the Credit Agreement and join certain Persons to the Amended Credit Agreement as Guarantors and Loan Parties, and the Administrative Agent and each of the Lenders desire to permit such amendments, joinders and other actions pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   <u>Certain Definitions</u>. All capitalized terms used herein that are defined in the Amended Credit Agreement shall have the same meaning herein as in the Amended Credit Agreement unless the context clearly indicates otherwise.

2.   <u>Amendments</u>.

      (a)   Effective as of the Effective Date (as defined below):

            (i)   The Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: <u>double-underlined text</u>) as set forth in the pages of the Amended Credit Agreement attached hereto as <u>Annex 1</u>.

            (ii)   The Credit Agreement is hereby amended by (I) deleting <u>Schedule 1.1(I)</u> to the Credit Agreement in its entirety, (II) deleting <u>Schedules 1.1(A)</u>, <u>1.1(B)</u> and <u>5.1.2</u> to the Credit Agreement and replacing such schedules, respectively, with <u>Schedules 1.1(A)</u>, <u>1.1(B)</u> and <u>5.1.2</u> attached hereto as <u>Annex 2</u>, and (III) inserting a new <u>Schedule 1.1(D)</u> to the Credit Agreement in the form attached hereto as <u>Annex 3</u>.

(iii) The Credit Agreement is hereby amended and modified by (I) deleting Exhibit 7.2.6 to the Credit Agreement in its entirety, (II) deleting Exhibits 2.5.1 and 7.3.4 to the Credit Agreement and replacing such exhibits, respectively, with Exhibits 2.5.1 and 7.3.4 attached hereto as Annex 4 and (III) inserting a new Exhibit 1.1(N)(3) to the Credit Agreement in the form attached hereto as Annex 5.

(iv) The Pledge Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Pledge Agreement attached hereto as Annex 6.

(v) The definition of "Excluded Property" set forth in sub-clause (x) of Section 1(b) of the Security Agreement is hereby amended to delete clause (b) set forth therein and replace it with the following: "(b) Reserved, and".

(vi) The Exhibits to the Security Agreement, Patent, Trademark and Copyright Security Agreement and Pledge Agreement are hereby deleted and replaced, respectively, with the Exhibits to the Security Agreement, Patent, Trademark and Copyright Security Agreement and Pledge Agreement attached hereto as Annex 7.

(b) Each party hereto hereby acknowledges, agrees and confirms that (i) the pricing grid referenced in the definitions of Applicable Commercial Letter of Credit Fee Rate, Applicable Commitment Fee Rate, Applicable Margin and Applicable Standby Letter of Credit Fee Rate after giving effect to this Amendment is set forth on Schedule 1.1(A) to the Amended Credit Agreement, and (ii) the Revolving Credit Commitment and Term Loan Commitment of each Lender after giving effect to this Amendment are set forth on Schedule 1.1(B) to the Amended Credit Agreement, in each case which is attached hereto as a part of Annex 2.

3. Joinder of New Guarantors.

As used herein, "**New Guarantors**" shall mean the Persons identified on Schedule 1 hereto.

Effective as of the Effective Date:

(a) Each New Guarantor hereby agrees that: (i) it hereby is, and shall be deemed to be, and assumes the obligations of, a "Guarantor" and a "Loan Party" jointly and severally with the existing Guarantors and Loan Parties under the Amended Credit Agreement, a "Guarantor" jointly and severally with the existing Guarantors under the Guaranty Agreement executed on the Closing Date (the "**Guaranty Agreement**"), a "Grantor" jointly and severally with the existing Grantors under the Security Agreement, a "Pledgor" jointly and severally with the existing Pledgors under the Pledge Agreement, a "Grantor" jointly and severally with the existing Grantors under the Patent, Trademark and Copyright Security Agreement, a "Company" jointly and severally with the existing Companies under the Intercompany Subordination Agreement and a "Guarantor" or "Loan Party" (or other applicable term), as the case may be, under each of the other Loan Documents to which the Guarantors or Loan Parties are a party and (ii) from the date hereof and until Payment In Full, such New Guarantor shall perform, comply

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with and be subject to and bound by, jointly and severally, each of the terms, provisions and waivers of the Amended Credit Agreement, the Guaranty Agreement, the Security Agreement, the Pledge Agreement, the Patent, Trademark and Copyright Security Agreement, the Intercompany Subordination Agreement and each of the other Loan Documents which are stated to apply to or are made by a Guarantor or a Loan Party. Without limiting the generality of the foregoing, each New Guarantor hereby represents and warrants that (i) each of the representations and warranties with respect to the Guarantors set forth in Section 5 of the Amended Credit Agreement are true and correct as to such New Guarantor on and as of the date hereof as if made on and as of the date hereof by such New Guarantor (except representations and warranties which relate solely to an earlier date or time which representations and warranties shall be true and correct on and as of the specific date or times referred to in said representations and warranties) and (ii) such New Guarantor has heretofore received a true and correct copy of the Credit Agreement, the Guaranty Agreement, the Security Agreement, the Pledge Agreement, the Patent, Trademark and Copyright Security Agreement, the Intercompany Subordination Agreement and each of the other Loan Documents (including any modifications thereof or supplements or waivers thereto) as in effect on the date hereof.

(b) Each New Guarantor hereby makes, affirms, and ratifies in favor of the Lenders and the Administrative Agent the Amended Credit Agreement, the Guaranty Agreement, the Security Agreement, the Pledge Agreement, the Patent, Trademark and Copyright Security Agreement, the Intercompany Subordination Agreement and each of the other Loan Documents given by the Guarantors and the Loan Parties to the Administrative Agent and any of the Lenders.

(c) Each New Guarantor expressly ratifies and confirms the waiver of jury trial provisions contained in the Amended Credit Agreement, the Guaranty Agreement, the Security Agreement, the Pledge Agreement, the Intercompany Subordination Agreement and the other Loan Documents, as applicable.

(d) In furtherance of the foregoing, each New Guarantor shall execute and deliver or cause to be executed and delivered at any time and from time to time such further instruments and documents and do or cause to be done such further acts as may be necessary or proper in the opinion of the Administrative Agent to carry out more effectively the provisions and purposes of this Section 3 and the other Loan Documents.

4.   Effectiveness. The provisions of Sections 2 and 3 of this Amendment shall become effective on the date that the Administrative Agent has determined that it has received each of the following, in each case in form and substance satisfactory to the Administrative Agent (the date of such effectiveness, the "**Effective Date**"):

(a)   This Amendment, duly executed by the Borrower, the Guarantors party hereto, the Required Lenders party hereto and the Administrative Agent;

(b)   The Term Loan shall be concurrently borrowed, and the Borrower shall concurrently repay all proceeds thereof to the outstanding Revolving Credit Loans;

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(c)   A certificate of the Borrower signed by an Authorized Officer, dated the Effective Date stating that (i) all representations and warranties of the Loan Parties set forth in the Amended Credit Agreement and each other Loan Document are true and correct in all material respects (without duplication of any materiality qualifier contained therein), (ii) the Loan Parties are in compliance with each of the covenants and conditions under the Amended Credit Agreement and the other Loan Documents in all material respects (without duplication of any materiality qualifier contained therein), (iii) no Event of Default or Potential Default exists, and (iv) no Material Adverse Change has occurred since the date of the last audited financial statements of the Borrower delivered to the Administrative Agent;

(d)   A certificate dated the Effective Date and signed by the Secretary or an Assistant Secretary or other Authorized Officer of each of the Loan Parties, certifying as appropriate as to: (i) true copies of all corporate or other organizational action taken by each Loan Party relative to this Amendment and any other Loan Documents to be executed and delivered by such Loan Party in connection hereto; (ii) the names of the Authorized Officers authorized to sign the Amendment and such other Loan Documents and their true signatures; and (iii) copies of its organizational documents as in effect on the Effective Date certified (to the extent applicable) by the appropriate state official where such documents are filed in a state office (or in the alternative if applicable, certifying that such organizational documents have not been amended since the Closing Date) together with certificates from the appropriate state officials as to the continued existence and good standing of each Loan Party in each state where organized;

(e)   Certificates from the appropriate state officials as to the continued existence and good standing of each Loan Party in each state where organized (and with respect to each New Guarantor, those additional jurisdictions where such New Guarantor is qualified to do business (other than from the State of Missouri with respect to ACS Dataline of the Northwest, Inc., an Oregon corporation ("**ACS**"));

(f)   Legal opinions with respect to the Loan Parties, dated the Effective Date, from (i) Buchanan Ingersoll & Rooney PC and (ii) Bateman Seidel Miner Blomgren Chellis & Gram, P.C.;

(g)   Evidence that adequate insurance required to be maintained under the Amended Credit Agreement is in full force and effect, along with certificates of insurance naming the Administrative Agent as additional insured or lender loss payee, as applicable;

(h)   Lien searches with respect to the Loan Parties in acceptable scope and with results to the reasonable satisfaction of the Administrative

Agent (and if necessary based on such results, evidence that all necessary termination statements, release statements and other releases in connection with all Liens (other than Permitted Liens) have been filed or satisfactory arrangements have been made for such filing);

(i)   A certificate of an Authorized Officer of the Borrower as to the Solvency of each of the Loan Parties taken as a whole after giving effect to the transactions contemplated by this Amendment;

(j)   All documentation and other information requested by any Lender to the extent required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the USA Patriot Act;

(k)   payment of all fees and expenses owed to the Administrative Agent and its counsel and the Lenders in connection with this Amendment and the Amended Credit Agreement (including, without limitation, any such fees and expenses payable pursuant to any separate fee letter executed and delivered by the Administrative Agent and acknowledged and agreed to by the Borrower in connection herewith); and

(l)   such other documents as may be reasonably requested by the Administrative Agent or its counsel.

5.   Conditions Subsequent.

(a)   Within ninety (90) days after the Effective Date, or such later date as agreed to in writing by the Administrative Agent in its discretion, (i) each applicable Loan Party shall have taken all such action reasonably requested by the Administrative Agent in order to perfect Administrative Agent's Lien in the Foreign Pledged Interests (as defined in the Pledge Agreement) granted by such Loan Party in favor of the Administrative Agent on the Effective Date and (ii) the Borrower shall have delivered an updated Exhibit B to the Pledge Agreement, in form and substance satisfactory to the Administrative Agent (including, without limitation, updates to such Exhibit to reflect certificate information to the extent any class of Capital Stock described therein is a certificated interest).

(b)   Within sixty (60) days after the Effective Date, or such later date as agreed to in writing by the Administrative Agent in its discretion, the Borrower or ACS shall have delivered to the Administrative Agent a certificate from the appropriate state official of the State of Missouri evidencing the good standing of ACS in the State of Missouri, in form and substance satisfactory to the Administrative Agent.

The failure by the applicable Loan Parties to so perform or cause to be performed either of the foregoing conditions subsequent set forth in this Section 5 as and when required by the terms thereof shall constitute an Event of Default.

6.   Representations and Warranties.

(a)   Each Loan Party hereby represents and warrants to the Lenders and the Administrative Agent that (i) such Loan Party has the legal power and authority to execute and deliver this Amendment, (ii) the officers of such Loan Party executing this Amendment have been duly authorized to execute and deliver the same and bind such Loan Party with respect to the provisions hereof, (iii) the execution and delivery hereof by such Loan Party and the performance and observance by such Loan Party of the provisions hereof and all documents executed or to be executed herewith or therewith, do not violate or conflict with the organizational agreements of such Loan Party or any Law applicable to such Loan Party or result in a breach of any provision of or constitute a default under any other agreement, instrument or document binding upon or enforceable against such Loan Party, and (iv) this Amendment and the documents executed or to be executed by such Loan Party in connection herewith constitute valid and binding obligations of such Loan Party, enforceable in accordance with their respective terms, except to the extent enforceability of any such document may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights generally or limiting the right of specific performance.

(b)   The Loan Parties hereby represent and warrant that as of the Effective Date, after giving effect to the amendments set forth in this Amendment, (i) no Event of Default or Potential Default has occurred under the Amended Credit Agreement and is continuing and (ii) the representations and warranties of the Borrower and each other Loan Party contained in the Amended Credit Agreement and each other Loan Document are true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of the Effective Date (except representations and warranties which expressly relate solely to an earlier date or time, which representations and warranties are true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of the specific dates or times referred to therein).

7.   Effect of Amendment. This Amendment shall not constitute a novation of the Credit Agreement or any of the Loan Documents. Except as expressly set forth herein, this Amendment (i) shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agents under the Credit Agreement or any other Loan Document, and (ii) shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document. Except as modified by this Amendment and each Annex attached hereto, each and every term, condition, obligation, covenant and agreement contained in the Credit Agreement or any other Loan Document is hereby ratified and re-affirmed in all respects and shall continue in full force and effect. Each Loan Party reaffirms its Obligations, including obligations (whether direct, as a guarantor or otherwise), liabilities and indebtedness, under the Loan Documents to which it is party and its grant and the validity of the Liens granted by it in the Collateral under the applicable Loan Documents, and all financing statements and all other recordings and filings previously made, recorded or filed are intended to and do secure all of its Obligations and perfect all Liens granted by it in the Collateral, in each case to the extent provided in such Loan Documents, with all such Liens continuing in full force and effect after giving effect to this Amendment. This Amendment shall constitute a Loan Document for purposes of the Credit Agreement, and from and after the Effective Date, all

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references to the Credit Agreement in any Loan Document and all references in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement shall, unless expressly provided otherwise, refer to the Amended Credit Agreement. Each of the Loan Parties hereby consents to this Amendment and confirms that all Obligations of such Loan Party under the Loan Documents to which such Loan Party is a party shall continue to apply to the Amended Credit Agreement.

8. <u>Counterparts</u>. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Amendment.

9. <u>Governing Law; Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial</u>. The provisions set forth in Section 10.11 of the Amended Credit Agreement are hereby incorporated *mutatis mutandis* with all references to the "Agreement" therein being deemed references to this Amendment.

10. <u>General Release; Indemnity</u>.

(a) In consideration of, among other things, Administrative Agent's and the Lenders' execution and delivery of this Amendment, the Borrower and each other Loan Party, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, "**Releasors**"), hereby forever agrees and covenants not to sue or prosecute against any Releasee (as hereinafter defined) and hereby forever waives, releases and discharges, to the fullest extent permitted by Law, each Releasee from any and all claims (including, without limitation, crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity (collectively, the "**Claims**"), against any or all of the Administrative Agent and the Lenders in any capacity and their respective affiliates, subsidiaries, shareholders and "controlling persons" (within the meaning of the federal securities laws), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys, advisors and other representatives of each of the foregoing (collectively, the "**Releasees**"), based in whole or in part on facts, whether or not now known, existing on or before the Effective Date, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Credit Agreement or any other Loan Document or transactions contemplated thereby or any actions or omissions in connection therewith, or (ii) any aspect of the dealings or relationships between or among the Borrower and the other Loan Parties, on the one hand, and any or all of the Administrative Agent and the Lenders, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof. The receipt by the Borrower or any other Loan Party of any Loans or other financial accommodations made by the Administrative Agent or any Lender after the date hereof shall constitute a ratification, adoption, and confirmation by such party of the foregoing general release of all Claims against the Releasees that are based in whole

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or in part on facts, whether or not now known or unknown, existing on or prior to the Effective Date. In entering into this Agreement, the Borrower and each other Loan Party consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section 10 shall survive the termination of this Amendment, the Amended Credit Agreement, the other Loan Documents and Payment In Full.

(b)   The Borrower and each other Loan Party hereby agrees that the Releasees shall each be an Indemnitee and entitled to the benefits of Section 10.3.2 of the Amended Credit Agreement, including, without limitation, with respect to any Claims arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of this Amendment or any other document executed and/or delivered in connection therewith.

(c)   The Borrower and each other Loan Party, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee, and will not assert in any proceeding any counterclaim or crossclaim against any Releasee, in each case on the basis of any Claim released, remised and discharged by the Borrower or any other Loan Party pursuant to Section 10(a) hereof. If the Borrower, any other Loan Party or any of its successors, assigns or other legal representatives violates the foregoing covenant, the Borrower and each other Loan Party, each for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

[INTENTIONALLY LEFT BLANK]

216044774

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto, have caused this Amendment to be duly executed by their duly authorized officers on the date first written above as a document under seal.

BORROWER:

Black Box Corporation, a Delaware corporation

By:_____(SEAL)
David J. Russo
Chief Financial Officer and Treasurer

GUARANTORS:

ACS Communications, Inc., a Texas corporation
ACS Dataline, LP, a Texas limited partnership
ACS Dataline of the Northwest, Inc., an Oregon corporation
ACS Investors, LLC, a Delaware limited liability company
BB Technologies, Inc., a Delaware corporation
BBOX Holdings Puebla LLC, a Delaware limited liability company
Black Box Corporation of Pennsylvania, a Delaware corporation
Black Box Network Services, Inc. – Government Solutions, a Tennessee corporation
Black Box Services Company, a Delaware corporation
Black Box Ventures Holding Company, a Delaware corporation
CBS Technologies Corp., a New York corporation
Delaney Telecom, Inc., a Pennsylvania corporation
InnerWireless, Inc., a Delaware corporation
Midwest Communications Technologies, Inc., an Ohio corporation
Mutual Telecom Services Inc., a Delaware corporation
NextiraOne, LLC, a Delaware limited liability company
NextiraOne Federal, LLC, a Delaware limited liability company
NextiraOne New York, LLC, a Delaware limited liability company
Norstan Communications, Inc., a Minnesota corporation
Nu-Vision Technologies, LLC, a New York limited liability company
Scottel Voice & Data, Inc., a California corporation
Vibes Technologies, Inc., a Minnesota corporation

By:_____(SEAL)
    Ronald Basso, in his capacity as one of more of the following: President, Vice President, Treasurer and/or Secretary

PNC BANK, NATIONAL ASSOCIATION,
as a Lender and as Administrative Agent

By:

Name: Scott D. Colcombe

Title: Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By:

Name: Kenneth R. Fieler

Title: Vice President

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as a Lender

By: _Timothy Glass_

Name: _Timothy Glass_

Title: _Vice President_

THE HUNTINGTON NATIONAL BANK,
as a Lender

By:

Name: Michael Kiss

Title: Vice President

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By: ______________________
Name: Jason Dalnoky
Title: Vice President

FIRST COMMONWEALTH BANK, as a Lender

By: _____

Name: Neil Corry-Roberts

Title: Senior Vice President

SCHEDULE 1

New Guarantors

1. Black Box Ventures Holding Company, a Delaware corporation
2. CBS Technologies Corp., a New York corporation
3. ACS Dataline of the Northwest, Inc., an Oregon corporation
4. NextiraOne New York, LLC, a Delaware limited liability company
5. BBOX Holdings Puebla LLC, a Delaware limited liability company

CONFORMED VERSION – AMENDMENT AND JOINDER

REVOLVER CUSIP # 09182EAB6
TERM CUSIP # 09182EAC4
CUSTOMER CUSIP # 09182EAA8

$~~200,000,000.00~~120,000,000.00 REVOLVING CREDIT FACILITY
$50,000,000 TERM LOAN FACILITY

CREDIT AGREEMENT

by and among

BLACK BOX CORPORATION
as the Borrower

and

THE GUARANTORS PARTY HERETO

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent

and

BANK OF AMERICA, N.A., as Syndication Agent

and

PNC CAPITAL MARKETS LLC and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Joint Lead Arrangers and Joint Bookrunners

Dated as of May 9, 2016

As amended August 9, 2017

TABLE OF CONTENTS

LIST OF SCHEDULES AND EXHIBITS

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is dated as of May 9, ~~2016~~2016, as amended August 9, 2017, and is made by and among BLACK BOX CORPORATION, a Delaware corporation (the "**Borrower**"), each of the GUARANTORS (as hereinafter defined), the LENDERS (as hereinafter defined), and PNC BANK, NATIONAL ASSOCIATION, in its capacity as administrative agent for the Lenders under this Agreement (hereinafter referred to in such capacity as the "**Administrative Agent**").

The Borrower has requested the Lenders to provide a (i) revolving credit facility to the Borrower in an aggregate principal amount not to exceed~~, subject to Section 2.12 [Increase in Revolving Credit Commitments], Two Hundred~~ One Hundred Twenty Million and 00/100 Dollars ($~~200,000,000.00)~~120,000,000.00) and (ii) a Fifty Million and 00/100 Dollar ($50,000,000.00) term loan facility. In consideration of their mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the parties hereto covenant and agree as follows:

1.   CERTAIN DEFINITIONS

1.1   Certain Definitions. In addition to words and terms defined elsewhere in this Agreement, the following words and terms shall have the following meanings, respectively, unless the context hereof clearly requires otherwise:

Administrative Agent shall mean PNC Bank, National Association, and its successors and assigns, in its capacity as administrative agent hereunder.

Administrative Agent's Fee shall have the meaning specified in Section 9.9 [Administrative Agent's Fee].

Administrative Agent's Letter shall have the meaning specified in Section 9.9 [Administrative Agent's Fee].

Affiliate as to any Person shall mean any other Person (i) which directly or indirectly controls, is controlled by, or is under common control with such Person, (ii) which beneficially owns or holds ten percent (10%) or more of any class of the voting or other equity interests of such Person, or (iii) ten percent (10%) or more of any class of voting interests or other equity interests of which is beneficially owned or held, directly or indirectly, by such Person; provided, however, no Person shall be deemed to be an Affiliate of Borrower or its Subsidiaries solely due to the ownership of ten percent (10%) or more of any class of voting equity of Borrower. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

Agreement shall mean this Credit Agreement, as the same may be amended, supplemented, modified or restated from time to time, including all schedules and exhibits.

Alternate Currency shall mean with respect to any Letter of Credit, each Optional Currency, Brazilian Real, South Korean Won, Taiwanese Dollars and any other non-Dollar currency satisfactory to the Issuing Lender that shall issue a Letter of Credit. Subject to Section 2.11.2 [European Monetary Union], each Alternate Currency must be the lawful currency of the specified country.

Anti-Terrorism Laws shall mean any Laws relating to terrorism, trade sanctions programs and embargoes, import/export licensing, money laundering or bribery, and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws, all as amended, supplemented or replaced from time to time.

Applicable Commercial Letter of Credit Fee Rate shall mean the percentage rate per annum based on the Leverage Ratio then in effect according to the pricing grid on Schedule 1.1(A) below the heading "Commercial Letter of Credit Fee."

Applicable Commitment Fee Rate shall mean the percentage rate per annum based on the Leverage Ratio then in effect according to the pricing grid on Schedule 1.1(A) below the heading "Commitment Fee."

Applicable Margin shall mean, as applicable:

(i)   the percentage spread to be added to the Base Rate applicable to Revolving Credit Loans under the Base Rate Option based on the Leverage Ratio then in effect according to the pricing grid on Schedule 1.1(A) below the heading "Revolving Credit Base Rate Spread", or

(ii)   the percentage spread to be added to the Euro-Rate applicable to Revolving Credit Loans under the Euro-Rate Option based on the Leverage Ratio then in effect according to the pricing grid on Schedule 1.1(A) below the heading "Revolving Credit Euro-Rate Spread", or.

Applicable Standby Letter of Credit Fee Rate shall mean the percentage rate per annum based on the Leverage Ratio then in effect according to the pricing grid on Schedule 1.1(A) below the heading "Standby Letter of Credit Fee."

Approved Fund shall mean any fund that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of business and that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) an entity or an Affiliate of an entity that administers or manages a Lender.

Asset Sale shall mean any disposition or series of dispositions by any Loan Party or any of its Subsidiaries of the type described in clauses (iv) through (viii) of Section 7.2.7 [Dispositions of Assets or Subsidiaries].

Assignment and Assumption Agreement shall mean an assignment and assumption agreement entered into by a Lender and an assignee permitted under Section 10.8 [Successors and Assigns], in substantially the form of Exhibit 1.1(A).

Australian Dollars shall mean the official currency of Australia.

Authorized Officer shall mean, with respect to any Loan Party, the Chief Executive Officer, President, Chief Financial Officer, Treasurer or Assistant Treasurer of such Loan Party, any other executive officer, including any Executive Vice President or Senior Vice President of such Loan Party, any Vice President of any Subsidiary of Borrower, any manager or the members (as applicable) in the case of any Loan Party which is a limited liability company, or such other individuals, designated by written notice to the Administrative Agent from the Borrower, authorized to execute notices, reports and other documents on behalf of such Loan Party required hereunder. The Borrower may amend such list of individuals from time to time by giving written notice of such amendment to the Administrative Agent.

Bail-In Action shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

Bail-In Legislation shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (i) the Federal Funds Open Rate, plus fifty (50) basis points (0.5%), (ii) the Prime Rate, and (iii) the Daily LIBOR Rate, plus 100 basis points (1.0%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined above would be less than zero (0.00), such rate shall be deemed to be zero (0.00) for purposes of this Agreement.

Base Rate Option shall mean the option of the Borrower to have Loans bear interest at the rate and under the terms set forth in either Section 3.1.1(i) [Revolving Credit Base Rate Options] or Section 3.1.2(i) [Term Facility Base Rate Option], as applicable.

Borrower shall have the meaning specified in the introductory paragraph.

Borrowing Date shall mean, with respect to any Loan, the date for the making thereof or the renewal or conversion thereof at or to the same or a different Interest Rate Option, which shall be a Business Day.

Borrowing Tranche shall mean specified portions of Loans outstanding as follows: (i) any Loans to which a Euro-Rate Option applies which are in Dollars or in the same Optional Currency advanced under the same Loan Request by the Borrower and which have the same Interest Period shall constitute one Borrowing Tranche, and (ii) all Loans to which a Base Rate Option applies shall constitute one Borrowing Tranche.

Brazilian Real shall mean the official currency of Brazil.

British Pounds Sterling shall mean the official currency of the United Kingdom of Great Britain and Northern Ireland.

Budget means a rolling thirteen (13) week cash flow projection (including, without limitation, projected expenses, collections, disbursements, borrowing availability, loan balances and a breakdown of the amount of the Consolidated Cash Balance of the Borrower and all of the Domestic Subsidiaries and the Consolidated Cash Balance of all of the Foreign Subsidiaries) of the Loan Parties and their Subsidiaries, on a consolidated basis, prepared and approved by the Borrower's management in consultation with Borrower's Financial Advisor, in form and substance satisfactory to the Administrative Agent, together with all amendments, supplements, and any other modifications thereto that are agreed to by the Administrative Agent in writing from time to time.

Business Day shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required to be closed for business in Pittsburgh, Pennsylvania and if the applicable Business Day relates to any Loan to which the Euro-Rate Option applies, such day must also be a day on which dealings are carried on in the Relevant Interbank Market.

Canadian Dollars shall mean the official currency of Canada.

Capital Expenditures means expenditures made or liabilities incurred for the acquisition of any fixed assets or improvements (or of any replacements or substitutions thereof or additions thereto) which have a useful life of more than one year and which, in accordance with GAAP, would be classified as capital expenditures.

Capital Lease shall mean, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of such Person and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP (subject to Section 1.3 [Accounting Principles; Changes in GAAP]).

Capital Stock shall mean any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

Cash Equivalents shall mean: (a) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within six (6) months from the date of acquisition thereof; (b) commercial paper maturing no more than six (6) months from the date issued and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's or at least P-1 from Moody's Investors Service, Inc.; and (c) certificates of deposit or bankers' acceptances maturing within six (6) months from the date of issuance thereof issued by, or overnight reverse repurchase agreements from any commercial bank organized under the laws of the United States of

America, or any state thereof or the District of Columbia, whose obligations are rated A-1, A or the equivalent or better by Standard & Poor's on the date of acquisition and not subject to setoff rights in favor of such bank.

Cash Management Agreements shall have the meaning specified in Section 2.6.6 [Swing Loans Under Cash Management Agreements].

CDOR Rate shall have the meaning assigned to such term in the definition of Euro-Rate.

CEA shall mean the Commodity Exchange Act (7 U.S.C.§1 et seq.), as amended from time to time, and any successor statute.

CFTC shall mean the Commodity Futures Trading Commission.

Change in Law shall mean the occurrence, after the date of this Agreement, of any of the following: (i) the adoption or taking effect of any Law, (ii) any change in any Law or in the administration, interpretation, implementation or application thereof by any Official Body or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of Law) by any Official Body; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, interpretations or directives thereunder or issued in connection therewith (whether or not having the force of Law) and (y) all requests, rules, regulations, guidelines, interpretations or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities (whether or not having the force of Law), in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law regardless of the date enacted, adopted, issued, promulgated or implemented.

Change of Control shall mean any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the "beneficial owner" (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the total voting power of the issued and outstanding Capital Stock of the Borrower.

CIP Regulations shall have the meaning specified in Section 9.11 [No Reliance on Administrative Agent's Customer Identification Program].

Closing Compliance Certificate shall have the meaning specified in Section 6.1.1 [Deliveries].

Closing Date shall mean the Business Day on which the first Loan shall be made, which shall be May 9, 2016.

Code shall mean the Internal Revenue Code of 1986, as the same may be amended or supplemented from time to time, and any successor statute of similar import, and the rules and regulations thereunder, as from time to time in effect.

Collateral shall mean the personal property of any Person granted as collateral to secure the Obligations pursuant to the (i) Security Agreement (ii) Pledge Agreement, or (iii) Patent, Trademark and Copyright Security Agreement.

Commercial Letter of Credit shall mean any letter of credit which is a commercial letter of credit issued in respect of the purchase of goods or services by one or more of the Loan Parties or their Subsidiaries in the ordinary course of business.

Commitment shall mean as to any Lender the aggregate of its Revolving Credit Commitment (and, in the case of PNC, including its Swing Loan Commitment) and Term Loan Commitment, and Commitments shall mean the aggregate of the Revolving Credit Commitments and SwingTerm Loan CommitmentCommitments of all of the Lenders.

Commitment Fee shall have the meaning specified in Section 2.3 [Commitment Fees].

Compliance Certificate shall have the meaning specified in Section 7.3.4 [Certificate of the Borrower].

Computation Date shall have the meaning specified in Section 2.11.1 [Periodic Computations of Dollar Equivalent amounts of Revolving Credit Loans and Letters of Credit Outstanding, Etc.].

Connection Income Taxes shall mean Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

Consideration shall mean with respect to any Permitted Acquisition, without duplication, the aggregate of (i) the cash paid by any of the Loan Parties, directly or indirectly, to the seller in connection therewith, (ii) the Indebtedness incurred or assumed by any of the Loan Parties, whether in favor of the seller or otherwise and whether fixed or contingent, in connection therewith, (iii) any Guaranty given or incurred by any Loan Party in connection therewith, and (iv) any other consideration given or obligation incurred by any of the Loan Parties in connection therewith.

Consolidated Cash Balance means, at any time, (a) the aggregate amount of cash and cash equivalents, marketable securities, treasury bonds and bills, certificates of deposit, investments in money market funds, commercial paper and Cash Equivalents, in each case, held or owned by (either directly or indirectly), credited to the account of or would otherwise be required to be reflected as an asset on the balance sheet of the Borrower and its Subsidiaries less (b) the sum of (i) any restricted cash or Cash Equivalents to pay royalty obligations, working interest obligations, suspense payments, severance taxes, payroll, payroll taxes, other taxes, employee wage and benefit payments and trust and fiduciary obligations or other obligations of the Borrower or any Subsidiary to third parties and for which the Borrower or such Subsidiary has issued checks or has initiated wires or ACH transfers (or will issue checks or initiate wires or ACH transfers within fifteen (15) days in order to make such payments), (ii) funds of the Borrower and its Domestic Subsidiaries which are being used to pay (or for which checks, wires or ACH transfers will be initiated within fifteen (15) days in order pay) Indebtedness owed to Foreign Subsidiaries, the payment of which will result in the repatriation of such funds from the Foreign Subsidiaries to the Borrower and its Domestic Subsidiaries (such funds, "**Repatriation Funds**"), and (iii) other amounts for which the Borrower or such Subsidiary has issued checks or has initiated wires or ACH transfers but which have not yet been subtracted from the balance in the relevant account of the Borrower or such Subsidiary.

Consolidated Cash Balance Threshold means Twenty Million and 00/100 Dollars ($20,000,000.00).

Consolidated EBITDA for any period of determination shall mean the difference between (a) the sum of (xA) (i) net income, (ii) depreciation, (iii) amortization, (iv) other non-cash charges, non-cash expenses or non-cash losses to net income (excluding non-cash charges, expenses or losses that are expected to become cash charges, expenses or losses in a future period or that are reserves for future cash charges, expenses or losses), (v) interest expense and (vi) income tax expense, plus (yB) restructuring and severance costs incurred prior to June 30, 2017March 31, 2018 in an aggregate amount not to exceed Fifteen Million Seven Hundred Thousand and 00/100 Dollars ($15,000,000.00),15,700,000.00), plus (C) SAP Implementation Related Expenses that are deducted (and not added back) in such period in computing net income, in an aggregate amount for all periods of determination not to exceed Sixteen Million and 00/100 Dollars ($16,000,000.00), plus (D) expenses incurred in connection with the Borrower's engagement of the Financial Advisor in accordance with Section 7.1.12 [Financial Advisor] minus (b) non-cash credits or gains to net income, in each case of the Borrower and its Subsidiaries for such period determined and consolidated in accordance with GAAP. For purposes of calculating Consolidated EBITDA, (i) items related to Joint Ventures shall be excluded, except that cash dividends paid by any Joint Venture to the Borrower or a wholly-owned Subsidiary of the Borrower shall be included in Consolidated EBITDA, and (ii) (a) with respect to a business acquired by the Loan Parties pursuant to a Permitted Acquisition, Consolidated EBITDA shall be calculated on a pro forma basis, using historical numbers, in accordance with GAAP as if the Permitted Acquisition had been consummated at the beginning of such period, and (b) with respect to a business liquidated, sold or disposed of by the Loan Parties pursuant to Section 7.2.67.2.7 [Dispositions of Assets or Subsidiaries], Consolidated EBITDA shall be calculated on a pro forma basis, using historical numbers, in accordance with GAAP as if such liquidation, sale or disposition had been consummated at the beginning of such period.

Consolidated Fixed Charges means for any period of determination, the sum of cash actually expended to make (a) interest payments, *plus* (b) federal, state, local and foreign income tax payments, *plus* (c) dividends, distributions and stock repurchases, *plus* (d) scheduled principal payments of the Term Loan *plus* (e) payments in respect of obligations under Capital Leases, *plus* (f) payments with respect to any other Indebtedness for borrowed money (including any subordinated indebtedness but excluding Revolving Credit Loans), in each case of the Borrower and its Subsidiaries for such period determined and consolidated in accordance with GAAP.

Consolidated Funded Debt shall mean, as of any date of determination, (i) the principal balance of the Loans and all obligations of the Borrower and its Subsidiaries for borrowed money (including, without limitation, obligations under Capital Leases), plus (ii) (without duplication) contingent liabilities related to letters of credit and guaranties of the Borrower and its Subsidiaries, plus (iii) net obligations (contingent or otherwise), but in no event shall such net amount be a receivable to Borrower in excess of Zero and 00/100 Dollars ($0.00), under any Foreign Currency Hedge or Interest Rate Hedge, in each case of the Borrower and its Subsidiaries determined and consolidated in accordance with GAAP; provided however, that Consolidated Funded Debt shall exclude any mark to market adjustment not requiring any actual cash payment or settlement. Additionally, for clarification, no Indebtedness permitted by Section 7.2.1(x) [Indebtedness] shall be included in this definition of Consolidated Funded Debt as borrowed money.

Covered Entity shall mean (a) the Borrower, each of Borrower's Subsidiaries, all Guarantors and, if applicable, all pledgors of Collateral, and (b) each Person that, directly or indirectly, is in control of a Person described in clause (a) above. For purposes of this definition, control of a Person shall mean the direct or indirect (x) ownership of, or power to vote, twenty-five percent (25%) or more of the issued and outstanding equity interests having ordinary voting power for the election of directors of such Person or other Persons performing similar functions for such Person, or (y) power to direct or cause the direction of the management and policies of such Person whether by ownership of equity interests, contract or otherwise.

Daily LIBOR Rate shall mean, for any day, the rate per annum determined by the Administrative Agent as the Published Rate, as adjusted for any additional costs pursuant to Section 4.8.5(ii) [Additional Reserve Requirements]. Notwithstanding the foregoing, if the Daily LIBOR Rate as determined above would be less than zero (0.00), such rate shall be deemed to be zero (0.00) for purposes of this Agreement.

Danish Krone shall mean the official currency of Denmark.

Defaulting Lender shall mean any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swing Loans or (iii) pay over to the Administrative Agent, the Issuing Lender, PNC (as the Swing Loan Lender) or any Lender any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or the Administrative Agent in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent

(specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within two Business Days after request by the Administrative Agent or the Borrower, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Letters of Credit and Swing Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Administrative Agent's or the Borrower's receipt of such certification in form and substance satisfactory to the Administrative Agent or the Borrower, as the case may be, (d) has become the subject of a Bankruptcy Event or a Bail-In Action or (e) has failed at any time to comply with the provisions of Section 4.3 [Sharing of Payments by Lenders] with respect to purchasing participations from the other Lenders, whereby such Lender's share of any payment received, whether by setoff or otherwise, is in excess of its Ratable Share of such payments due and payable to all of the Lenders.

As used in this definition and in Section 2.10 [Defaulting Lenders], the term "Bankruptcy Event" means, with respect to any Person, such Person or such Person's direct or indirect parent company becoming the subject of a bankruptcy or insolvency proceeding, or having had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person or such Person's direct or indirect parent company by an Official Body or instrumentality thereof if, and only if, such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Official Body or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

Designated Lender shall have the meaning specified in Section ~~2.6.7~~2.6.8 [Designated Lenders].

Disregarded Domestic Subsidiary means any Domestic Subsidiary treated as a disregarded entity for U.S. federal income tax purposes and the sole assets of which are Subsidiary Equity Interests in one or more controlled foreign corporations within the meaning of section 957 of the Code. The Disregarded Domestic Subsidiaries as of the First Amendment Effective Date are listed on Schedule 1.1(D).

Dollar, Dollars, U.S. Dollars and the symbol $ shall mean lawful money of the United States of America.

Dollar Equivalent shall mean, with respect to any amount of any currency, as of any Computation Date, the Equivalent Amount of such currency expressed in Dollars.

Domestic Person shall mean an entity organized under the laws of any State of the United States of America or the District of Columbia.

Domestic Subsidiary shall mean any Subsidiary of any Loan Party that is a Domestic Person (other than any Disregarded Domestic Subsidiaries).

Drawing Date shall have the meaning specified in Section 2.9.3 [Disbursements, Reimbursement].

EEA Financial Institution shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

EEA Member Country shall mean any member state of the European Union, Iceland, Liechtenstein and Norway.

EEA Resolution Authority shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

Effective Date means the date indicated in a document or agreement to be the date on which such document or agreement becomes effective, or, if there is no such indication, the date of execution of such document or agreement.

Eligibility Date shall mean, with respect to each Loan Party and each Swap, the date on which this Agreement or any other Loan Document becomes effective with respect to such Swap (for the avoidance of doubt, the Eligibility Date shall be the Effective Date of such Swap if this Agreement or any other Loan Document is then in effect with respect to such Loan Party, and otherwise it shall be the Effective Date of this Agreement and/or such other Loan Document(s) to which such Loan Party is a party).

Eligible Contract Participant shall mean an "eligible contract participant" as defined in the CEA and regulations thereunder.

Environmental Laws shall mean all applicable federal, state, local, tribal, territorial and foreign Laws (including common law), constitutions, statutes, treaties, regulations, rules, ordinances and codes and any consent decrees, settlement agreements, judgments, orders, directives, policies or programs issued by or entered into with an Official Body pertaining or relating to: (i) pollution or pollution control; (ii) protection of human health from exposure to regulated substances; (iii) protection of the environment and/or natural resources; (iv) the presence, use, management, generation, manufacture, processing, extraction, treatment, recycling, refining, reclamation, labeling, packaging, sale, transport, storage, collection, distribution, disposal or release or threat of release of regulated substances; and (v) the presence of contamination.

Equivalent Amount shall mean, at any time, as determined by Administrative Agent (which determination shall be conclusive absent manifest error), with respect to an amount of any currency (the "**Reference Currency**") which is to be computed as an equivalent amount of another currency (the "**Equivalent Currency**"), the amount of such Equivalent Currency converted from such Reference Currency at Administrative Agent's rate (based on the market rates then prevailing and available to Administrative Agent) for such Equivalent Currency for such Reference Currency at a time determined by Administrative Agent on the second Business Day immediately preceding the event for which such calculation is made.

Equivalent Currency shall have the meaning specified in the definition of "Equivalent Amount".

ERISA shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended or supplemented from time to time, and any successor statute of similar import, and the rules and regulations thereunder, as from time to time in effect.

ERISA Event shall mean (a) with respect to a Pension Plan, a reportable event under Section 4043 of ERISA as to which event (after taking into account notice waivers provided for in the regulations or other applicable guidance that is intended to be relied upon generally) there is a duty to give notice to the PBGC; (b) a withdrawal by Borrower or any member of the ERISA Group from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a substantial cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Borrower or any member of the ERISA Group from a Multiemployer Plan if there is any potential liability therefore, notification that a Multiemployer Plan is in reorganization, or occurrence of an event described in Section 4041A(a) of ERISA that results in the termination of a Multiemployer Plan; (d) the filing of a notice of intent to terminate a Pension Plan (other than in a Standard Termination under Section 4041(b)), the treatment of a Pension Plan amendment as a termination under Section 4041(e) of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any member of the ERISA Group.

ERISA Group shall mean, at any time, the Borrower and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control and all other entities which, together with the Borrower, are treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA.

EU Bail-In Legislation Schedule shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

Euro shall refer to the lawful currency of the Participating Member States.

Euro-Rate shall mean the following:

(a)   with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of one percent (1%) per annum (with .005% being rounded up), or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for U.S. Dollars for an amount comparable to such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period;

(b)   with respect to Optional Currency Loans in Euros, British Pounds Sterling, Japanese Yen or Swiss Francs comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which the relevant Optional Currency is offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of one percent (1%) (with .005% being rounded up) per annum, or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which such applicable Optional Currencies are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for deposits in Euros, British Pounds Sterling or Swiss Francs, as applicable, for an amount comparable to the principal amount of such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period;

(c)   with respect to Optional Currency Loans denominated in Canadian Dollars comprising any Borrowing Tranche for any Interest Period, the interest rate per annum (the "**CDOR Rate**") as determined by the Administrative Agent, equal to the arithmetic average rate applicable to Canadian Dollar bankers' acceptances (C$BAs) for the applicable Interest Period appearing on the Bloomberg page BTMM CA, rounded to the nearest 1/100th of one percent (1%) (with .005% being rounded up) per annum, at approximately 11:00 a.m. Eastern Time, two Business Days prior to the commencement of such Interest Period, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that if such rate does not appear on the Bloomberg page BTMM CA on such day the CDOR Rate on such day shall be the rate for such period applicable to Canadian Dollar bankers' acceptances quoted by a bank listed in Schedule I of the Bank Act (Canada), as selected by the Administrative Agent, as of 11:00 a.m. Eastern Time on such day or, if such day is not a Business Day, then on the immediately preceding Business Day;

(d)   with respect to Optional Currency Loans denominated in Australian Dollars comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Australian Bank Bill Swap Bid Rate or the successor thereto as approved by the Administrative Agent as published by Bloomberg (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time), rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum at approximately 10:00 a.m., Sydney, Australia time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Australian Dollars with a maturity comparable to such Interest Period;

(e)   with respect to Optional Currency Loans denominated in Mexican Pesos comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Mexican Interbank Equilibrium Interest Rate or the successor thereto as approved by the Administrative Agent as published by Banco de México (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time) rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum, at approximately 12:30 p.m., Mexico City, Mexico time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Mexican Pesos with a maturity comparable to such Interest Period;

(f)   with respect to Optional Currency Loans denominated in Singapore Dollars comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Singapore Interbank Offered Rate (SIBOR) or the successor thereto as approved by the Administrative Agent which appears on the Bloomberg Page ABSI (or on such other substitute Bloomberg page that displays such rate) as published by the Association of Banks in Singapore (ABS) (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time) rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum, at approximately 11:30 a.m., Singapore time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Singapore Dollars with a maturity comparable to such Interest Period;

(g)   with respect to Optional Currency Loans denominated in Danish Krone comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Copenhagen Interbank Offered Rate (CIBOR) or the successor thereto as approved by the Administrative Agent which appears on the Bloomberg Page BTMM DE (or on such other substitute Bloomberg page that displays such rate) as published by Denmark's National Bank (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time) rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum, at approximately 11:00 a.m., Copenhagen, Denmark time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Danish Krone with a maturity comparable to such Interest Period;

(h)   with respect to Optional Currency Loans denominated in Norwegian Krone comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Norwegian Interbank Offered Rate (NIBOR) or the successor thereto as approved by the Administrative Agent which appears on the Bloomberg Page BTMM NO (or on such other substitute Bloomberg page that displays such rate) as published by Oslo Børs (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time) rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum, at approximately 11:00 a.m., Oslo, Norway time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Norwegian Krone with a maturity comparable to such Interest Period;

(i)   with respect to Optional Currency Loans denominated in Swedish Krona comprising any Borrowing Tranche for any Interest Period, the rate per annum equal to the Stockholm Interbank Offered Rate (STIBOR) or the successor thereto as approved by the Administrative Agent which appears on the Bloomberg Page BTMM SW (or on such other substitute Bloomberg page that displays such rate) as published by the Swedish Bankers' Association (or on any successor or substitute service providing rate quotations comparable to those currently provided by such service, as determined by the Administrative Agent from time to time) rounded to the nearest 1/100th of 1% (with .005% being rounded up) per annum, at approximately 11:00 a.m., Stockholm, Sweden time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Swedish Krona with a maturity comparable to such Interest Period; and

(j)   if, at any time, the Administrative Agent and all of the Lenders approve an additional Optional Currency pursuant to Section 2.11.2(iii) [Requests for Additional Optional Currencies], any reference in this Agreement to the Euro-Rate applicable to any Optional Currency Loan in such additional Optional Currency shall be a reference to a rate to be mutually agreed upon between the Administrative Agent and the Borrower.

With respect to any Loans available at a Euro-Rate, if at any time, for any reason, the source(s) for the Euro-Rate described above for the applicable currency or currencies is no longer available, then the Administrative Agent may determine a comparable replacement rate at such time (which determination shall be conclusive absent manifest error).

Notwithstanding the foregoing, if the Euro-Rate as determined under any method above would be less than zero (0.00), such rate shall be deemed to be zero (0.00) for purposes of this Agreement.

Euro-Rate Option shall mean the option of the Borrower to have Loans bear interest at the rate and under the terms set forth in either Section 3.1.1(ii) [Revolving Credit Euro-Rate Option] or Section 3.1.2(ii) [Term Facility Euro-Rate Option], as applicable.

Event of Default shall mean any of the events described in Section 8.1 [Events of Default] and referred to therein as an "Event of Default."

Excess Cash shall have the meaning specified in Section 4.7.2 [Consolidated Cash Balance].

Excess Cash Flow means as for any fiscal period, the difference (if positive) between (i) (a) Consolidated EBITDA *minus* (b) Unfunded Capital Expenditures *minus* (c) any SAP Implementation Expenses added back to Consolidated EBITDA pursuant to clause (a)(z) of such definition *minus* (d) cash proceeds from Asset Sales to the extent such proceeds are prepaid in respect of the outstanding Loans pursuant to Section 4.7.3 [Asset Sales and Recovery Events], and (ii) Consolidated Fixed Charges.

Exchange Act shall have the meaning specified in the definition of "Change of Control".

Excluded Hedge Liability or Liabilities shall mean, with respect to each Loan Party, each of its Swap Obligations if, and only to the extent that, all or any portion of this Agreement or any other Loan Document that relates to such Swap Obligation is or becomes illegal under the CEA, or any rule, regulation or order of the CFTC, solely by virtue of such Loan Party's failure to qualify as an Eligible Contract Participant on the Eligibility Date for such Swap. Notwithstanding anything to the contrary contained in the foregoing or in any other provision of this Agreement or any other Loan Document, the foregoing is subject to the following provisos: (a) if a Swap Obligation arises under a master agreement governing more than one Swap, this definition shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guaranty or security interest is or becomes illegal under the CEA, or any rule, regulations or order of the CFTC, solely as a result of the failure by such Loan Party for any reason to qualify as an Eligible Contract Participant on the Eligibility Date for such Swap, (b) if a guarantee of a Swap Obligation would cause such obligation to be an Excluded Hedge Liability but the grant of a security interest would not cause such obligation to be an Excluded Hedge Liability, such Swap Obligation shall constitute an Excluded Hedge Liability for purposes of the guaranty but not for purposes of the grant of the security interest, and (c) if there is more than one Loan Party executing this Agreement or the other Loan Documents and a Swap Obligation would be an Excluded Hedge Liability with respect to one or more of such Persons, but not all of them, the definition of Excluded Hedge Liability or Liabilities with respect to each such Person shall only be deemed applicable to (i) the particular Swap Obligations that constitute Excluded Hedge Liabilities with respect to such Person, and (ii) the particular Person with respect to which such Swap Obligations constitute Excluded Hedge Liabilities.

Excluded Subsidiaries shall mean, collectively, each (i) Immaterial Domestic Subsidiary, (ii) Disregarded Domestic Subsidiary and (iii) Foreign Subsidiary. The Excluded Subsidiaries are not required to join this Agreement as Guarantors.

Excluded Taxes shall mean any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (a) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (b) that are Other Connection Taxes, (ii) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (a) such Lender acquires such interest in such Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 4.6.2 [Replacement of a Lender]) or (b) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 4.9.7 [Status of Lenders], amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (iii) Taxes attributable to such Recipient's failure to comply with Section 4.9.7 [Status of Lenders], and (iv) any U.S. federal withholding Taxes imposed under FATCA (except to the extent imposed due to the failure of the Borrower to provide documentation or information to the IRS).

Existing Letters of Credit shall mean all letters of credit set forth on Schedule 1.1(E) that were issued by the financial institution listed on Schedule 1.1(E) prior to the date hereofClosing Date upon the application of a Loan Party and are outstanding on the Closing Date.

Expiration Date shall mean, with respect to the Revolving Credit Commitments, May 9, 2021.

FATCA shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

Federal Funds Effective Rate for any day shall mean the rate per annum (based on a year of 360 days and actual days elapsed and rounded upward to the nearest 1/100 of one percent (1%), with .005% being rounded up) announced by the Federal Reserve Bank of New York (or any successor) on such day as being the weighted average of the rates on overnight federal funds transactions arranged by federal funds brokers on the previous trading day, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal Reserve Bank computes and announces the weighted average it refers to as the "Federal Funds Effective Rate" as of the date of this Agreement; provided, if such Federal Reserve Bank (or its successor) does not announce such rate on any day, the "Federal Funds Effective Rate" for such day shall be the Federal Funds Effective Rate for the last day on which such rate was announced.

Federal Funds Open Rate for any day shall mean the rate per annum (based on a year of 360 days and actual days elapsed) which is the daily federal funds open rate as quoted by ICAP North America, Inc. (or any successor) as set forth on the Bloomberg Screen BTMM for that day opposite the caption "OPEN" (or on such other substitute Bloomberg Screen that displays such rate), or as set forth on such other recognized electronic source used for the purpose of displaying such rate as selected by the Administrative Agent (for purposes of this definition, an "**Alternate Source**") (or if such rate for such day does not appear on the Bloomberg Screen BTMM (or any substitute screen) or on any Alternate Source, or if there shall at any time, for any reason, no longer exist a Bloomberg Screen BTMM (or any substitute screen) or any Alternate Source, a comparable replacement rate determined by the Administrative Agent at such time (which determination shall be conclusive absent manifest error); provided however, that if such day is not a Business Day, the Federal Funds Open Rate for such day shall be the "open" rate on the immediately preceding Business Day. If and when the Federal Funds Open Rate changes, the rate of interest with respect to any advance to which the Federal Funds Open Rate applies will change automatically without notice to the Borrower, effective on the date of any such change.

Financial Advisor shall have the meaning specified in Section 7.1.12 [Financial Advisor].

First Amendment shall mean that certain Amendment and Joinder Agreement, dated August 9, 2017, by and among the Borrower, the Guarantors party thereto, the Lenders party thereto and the Administrative Agent.

First Amendment Effective Date shall mean the Effective Date (as such term is defined in the First Amendment).

Fixed Charge Coverage Ratio shall mean, as of any date of determination, the ratio of (A) (i) Consolidated EBITDA, less (ii) the aggregate amount of all Unfunded Capital Expenditures, less (iii) SAP Implementation Related Expenses to the extent added back to Consolidated EBITDA during the applicable period to (B) Consolidated Fixed Charges; in the case of each of the foregoing clauses (A) and (B), (x) for the four (4) consecutive fiscal quarters then ending if such date is a fiscal quarter end or (y) for the four fiscal quarters most recently ended if such date is not a fiscal quarter end.

Foreign Currency Hedge shall mean any foreign exchange transaction, including spot and forward foreign currency purchases and sales, listed or over-the-counter options on foreign currencies, non-deliverable forwards and options, foreign currency swap agreements, currency exchange rate price hedging arrangements, and any other similar transaction providing for the purchase of one currency in exchange for the sale of another currency.

Foreign Currency Hedge Liabilities shall have the meaning assigned in the definition of Lender Provided Foreign Currency Hedge.

Foreign Lender shall mean (i) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (ii) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the Laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

Foreign Subsidiary shall mean any Subsidiary of any Loan Party that is not a Domestic Person.

GAAP shall mean generally accepted accounting principles as are in effect from time to time, subject to the provisions of Section 1.3 [Accounting Principles; Changes in GAAP], and applied on a consistent basis both as to classification of items and amounts.

Guarantor shall mean each of the parties to this Agreement which is designated as a "Guarantor" on the signature page hereof and each other Person which joins this Agreement as a Guarantor after the ~~date hereof~~Closing Date, in each case until any such Person is released from its obligations as a Guarantor pursuant to the terms of this Agreement or any other Loan Document.

Guarantor Joinder shall mean a joinder by a Person as a Guarantor under the Loan Documents in the form of Exhibit 1.1(G)(1).

Guaranty of any Person shall mean any obligation of such Person guaranteeing or in effect guaranteeing any liability or obligation of any other Person in any manner, whether directly or indirectly, including any agreement to indemnify or hold harmless any other Person, any performance bond or other suretyship arrangement and any other form of assurance against loss, except endorsement of negotiable or other instruments for deposit or collection in the ordinary course of business.

Guaranty Agreement or Guaranty Agreements shall mean, singularly or collectively, as the context may require, any Guaranty and Suretyship Agreement executed and delivered by any Person to the Administrative Agent for the benefit of the Lenders on or after the ~~date hereof~~Closing Date, substantially in the form of Exhibit 1.1(G)(2).

Hedge Liabilities shall mean collectively, the Foreign Currency Hedge Liabilities and the Interest Rate Hedge Liabilities.

ICC shall have the meaning specified in Section 10.11.1 [Governing Law].

~~Immaterial Domestic Subsidiary means, at any date of determination, each Domestic Subsidiary of the Borrower that has been designated as such on Schedule 1.1(I) of this Agreement (as such Schedule may be updated pursuant to the terms of this Agreement), provided that (a) for purposes of the Agreement, at no time shall the total assets of any Immaterial Domestic Subsidiary at the last day of the most recently ended fiscal quarter equal or exceed Ten Million and 00/100 Dollars ($10,000,000.00), as determined in accordance with GAAP, and (b) the Borrower shall not designate any new~~

Immaterial Domestic Subsidiary on Schedule 1.1(I) in accordance with the terms of this Agreement if such designation would not comply with the provisions set forth in clause (a) above.

Increasing Lender shall have the meaning specified in Section 2.12.1 [Increasing Lenders and New Lenders].

Indebtedness shall mean, as to any Person at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person for or in respect of: (i) borrowed money, (ii) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility, (iii) reimbursement obligations (contingent or otherwise) under any letter of credit agreement, (iv) Hedge Liabilities, (v) any other transaction (including forward sale or purchase agreements, Capital Leases and conditional sales agreements) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements (but not including trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are paid in accordance with their commercial terms), or (vi) any Guaranty of Indebtedness for borrowed money.

Indemnified Taxes shall mean (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (ii) to the extent not otherwise described in the preceding clause (i), Other Taxes.

Indemnitee shall have the meaning specified in Section 10.3.2 [Indemnification by the Borrower].

Information shall mean all information received from the Loan Parties or any of their Subsidiaries relating to the Loan Parties or any of such Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the Issuing Lender on a non-confidential basis prior to disclosure by the Loan Parties or any of their Subsidiaries.

Insolvency Proceeding shall mean, with respect to any Person, (a) a case, action or proceeding with respect to such Person (i) before any court or any other Official Body under any bankruptcy, insolvency, reorganization or other similar Law now or hereafter in effect, or (ii) for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) of any Loan Party or otherwise relating to the liquidation, dissolution, winding-up or relief of such Person, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of such Person's creditors generally or any substantial portion of its creditors; undertaken under any Law.

Intercompany Subordination Agreement shall mean ~~a~~the Intercompany Subordination Agreement ~~among~~executed and delivered on the Closing Date by the Loan Parties and their Subsidiaries in the form attached hereto as Exhibit 1.1(I).

~~Interest Coverage Ratio shall mean, as of any date of determination, the ratio of (A) Consolidated EBITDA to (B) Interest Expense (i) for the four (4) consecutive fiscal quarters then ending if such date is a fiscal quarter end or (ii) for the four fiscal quarters most recently ended if such date is not a fiscal quarter end.~~

~~Interest Expense shall mean for any period of determination the sum of interest expense, in each case of the Borrower and its Subsidiaries for such period determined and consolidated in accordance with GAAP.~~

Interest Period shall mean the period of time selected by the Borrower in connection with (and to apply to) any election permitted hereunder by the Borrower to have ~~Revolving Credit~~ Loans bear interest under the Euro-Rate Option. Subject to the last sentence of this definition, such period shall be one (1) week (in the case of U.S. Dollar denominated Loans only) or one (1), two (2), three (3) or six (6) Months. Such Interest Period shall commence on the effective date of such Interest Rate Option, which shall be (i) the Borrowing Date if the Borrower is requesting new Loans, or (ii) the date of renewal of or conversion to the Euro-Rate Option if the Borrower is renewing or converting to the Euro-Rate Option applicable to outstanding Loans. Notwithstanding the second sentence hereof: (A) any Interest Period which would otherwise end on a date which is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (B) the Borrower shall not select, convert to or renew an Interest Period for any portion of the Loans that would end after the Expiration Date.

Interest Rate Hedge shall mean an interest rate exchange, collar, cap, swap, floor, adjustable strike cap, adjustable strike corridor, cross-currency swap or similar agreements entered into by any Loan Party in order to provide protection to, or minimize the impact upon, such Loan Party of increasing floating rates of interest applicable to Indebtedness.

Interest Rate Hedge Liabilities shall have the meaning assigned in the definition of Lender Provided Interest Rate Hedge.

Interest Rate Option shall mean the Base Rate Option or the Euro-Rate Option.

IRS shall mean the United States Internal Revenue Service.

ISP98 shall have the meaning specified in Section 10.11.1 [Governing Law].

Issuing Lender shall mean PNC in its individual capacity as issuer of Letters of Credit hereunder, and any other Lender that Borrower, Administrative Agent and such other Lender may agree may from time to time issue Letters of Credit hereunder.

Japanese Yen shall mean the official currency of Japan.

Joint Venture shall mean a corporation, partnership, limited liability company or other entity in which any Person other than the Loan Parties and their Subsidiaries holds, directly or indirectly, an equity interest (other than any Person holding a nominal equity interest solely in order to comply with any legal requirements of the jurisdiction of organization of the applicable corporation, partnership, limited liability company or other entity with respect to formation or capitalization).

Law shall mean any law(s) (including common law), constitution, statute, treaty, regulation, rule, ordinance, opinion, issued guidance, release, ruling, order, executive order, injunction, writ, decree, bond, judgment, authorization or approval, lien or award of or any settlement arrangement, by agreement, consent or otherwise, with any Official Body, foreign or domestic.

Lender Provided Foreign Currency Hedge shall mean a Foreign Currency Hedge which is provided by any Person that was a Lender or its Affiliate at the time such Foreign Currency Hedge was entered into or which was in existence on the Closing Date and which: (a) is documented in a standard International Swaps and Derivatives Association Master Agreement or another reasonable and customary manner, and (b) is entered into for hedging (rather than speculative) purposes. The liabilities owing to the provider of any Lender Provided Foreign Currency Hedge (the "Foreign Currency Hedge Liabilities") by any Loan Party that is party to such Lender Provided Foreign Currency Hedge shall, for purposes of this Agreement and all other Loan Documents be "Obligations" of such Person and of each other Loan Party, be guaranteed obligations under the Guaranty Agreement and secured obligations under any other Loan Document, as applicable, and otherwise treated as Obligations for purposes of the other Loan Documents, except to the extent constituting Excluded Hedge Liabilities of such Person. The Liens securing the Foreign Currency Hedge Liabilities shall be pari passu with the Liens securing all other Obligations under this Agreement and the other Loan Documents, subject to the express provisions of Section 8.2.5 [Application of Proceeds].

Lender Provided Interest Rate Hedge shall mean an Interest Rate Hedge which is provided by any Person that was a Lender or its Affiliate at the time such Interest Rate Hedge was entered into or which was in existence on the Closing Date and which: (a) is documented in a standard International Swaps and Derivatives Association Master Agreement, or another reasonable and customary manner, and (b) is entered into for hedging (rather than speculative) purposes. The liabilities owing to the provider of any Lender Provided Interest Rate Hedge (the "**Interest Rate Hedge Liabilities**") by any Loan Party that is party to such Lender Provided Interest Rate Hedge shall, for purposes of this Agreement and all other Loan Documents be "Obligations" of such Person and of each other Loan Party, be guaranteed obligations under any Guaranty Agreement and secured obligations under any other Loan Document, as applicable, and otherwise treated as Obligations for purposes of the other Loan Documents, except to the extent constituting Excluded Hedge Liabilities of such Person. The Liens securing the Hedge Liabilities shall be pari passu with the Liens securing all other Obligations under this Agreement and the other Loan Documents, subject to the express provisions of Section 8.2.5 [Application of Proceeds].

Lenders shall mean the financial institutions named on Schedule 1.1(B) and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a Lender. For the purpose of any Loan Document which provides for the granting of a security interest or other Lien to the Lenders or to the Administrative Agent for the benefit of the Lenders as security for the Obligations, "Lenders" shall include any Affiliate of a Lender to which such Obligation is owed.

Lending Office shall mean, as to the Administrative Agent, the Issuing Lender or any Lender, the office or offices of such Person described as such in such Person's administrative questionnaire, or such other office or offices as such Person may from time to time notify the Borrower and the Administrative Agent, which office may include any Affiliate of such Person or any domestic or foreign branch of such Person or such Affiliate.

Letter of Credit shall have the meaning specified in Section 2.9.1 [Issuance of Letters of Credit].

Letter of Credit Borrowing shall have the meaning specified in Section 2.9.3 [Disbursements, Reimbursement].

Letter of Credit Fee shall have the meaning specified in Section 2.9.2 [Letter of Credit Fees].

Letter of Credit Obligation shall mean, as of any date of determination, the aggregate Dollar Equivalent amount available to be drawn under all outstanding Letters of Credit on such date (if any Letter of Credit shall increase in amount automatically in the future, such aggregate Dollar Equivalent amount available to be drawn shall currently give effect to any such future increase) plus the aggregate Dollar Equivalent amount of Reimbursement Obligations and Letter of Credit Borrowings on such date.

Letter of Credit Sublimit shall have the meaning specified in Section 2.9.1 [Issuance of Letters of Credit].

Leverage Ratio shall mean, as of any date of determination, the ratio of (A) Consolidated Funded Debt on such date to (B) Consolidated EBITDA (i) for the four (4) consecutive fiscal quarters then ending if such date is a fiscal quarter end or (ii) for the four (4) fiscal quarters most recently ended if such date is not a fiscal quarter end.

Lien shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, whether voluntarily or involuntarily given, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security and any filed financing statement or other notice of any of the foregoing.

Loan Documents shall mean this Agreement, the Administrative Agent's Letter, the Guaranty Agreements, the Intercompany Subordination Agreement, the Notes, the Patent, Trademark and Copyright Security Agreement, the Pledge Agreement, the Security Agreement and any other instruments, certificates or documents delivered in connection herewith or therewith.

Loan Parties shall mean the Borrower and the Guarantors.

Loan Request shall have the meaning specified in Section 2.5 [~~Revolving Credit~~ Loan Requests; Swing Loan Requests].

Loans shall mean collectively and Loan shall mean separately all Revolving Credit Loans ~~and~~, Swing Loans and Term Loans or any Revolving Credit Loan ~~or~~, Swing Loan or Term Loan.

Material Adverse Change shall mean any set of circumstances or events which (a) has or would reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of this Agreement or any other Loan Document, (b) is or would reasonably be expected to be material and adverse to the business, properties, assets, financial condition or results of operations of the Loan Parties taken as a whole, (c) impairs materially or would reasonably be expected to impair materially the ability of the Loan Parties taken as a whole to duly and punctually pay or perform any of the Obligations, or (d) impairs materially or would reasonably be expected to impair materially the ability of the Administrative Agent or any of the Lenders, to the extent permitted, to enforce their legal remedies pursuant to this Agreement or any other Loan Document.

Mexican Pesos shall mean the official currency of Mexico.

Month, with respect to an Interest Period shall mean the interval between the days in consecutive calendar months numerically corresponding to the first day of such Interest Period. If any Interest Period begins on a day of a calendar month for which there is no numerically corresponding day in the month in which such Interest Period is to end, the final month of such Interest Period shall be deemed to end on the last Business Day of such final month.

Multiemployer Plan shall mean any employee pension benefit plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA and to which the Borrower or any member of the ERISA Group is then making or accruing an obligation to make contributions or, within the preceding five plan years, has made or had an obligation to make such contributions.

~~New Lender shall have the meaning specified in Section 2.12.1 [Increasing Lenders and New Lenders].~~

Net Cash Proceeds shall mean:

(i) with respect to any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), *net* of, without duplication, attorneys' fees, accountants' fees, sales commissions, investment banking and other customary advisor fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Loan Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); and

(ii) with respect to any issuance of Indebtedness or equity, the cash proceeds thereof, *net* of, without duplication, customary fees, commissions, underwriting discounts, costs and other expenses incurred in connection therewith.

Non-Consenting Lender shall have the meaning specified in Section 10.1 [Modifications, Amendments or Waivers].

Non-Qualifying Party shall mean any Loan Party that fails for any reason to qualify as an Eligible Contract Participant on the Effective Date of the applicable Swap.

Norwegian Krone shall mean the official currency of Norway.

Notes shall mean collectively, and Note shall mean separately, the promissory notes substantially in the form of Exhibit 1.1(N)(1) evidencing the Revolving Credit Loans ~~and~~, substantially in the form of Exhibit 1.1(N)(2) evidencing the Swing Loan and substantially in the form of Exhibit 1.1(N)(3) evidencing the Term Loans.

Obligation shall mean any obligation or liability of any of the Loan Parties, howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due, under or in connection with (i) this Agreement, the Notes, the Letters of Credit, the Administrative Agent's Letter or any other Loan Document whether to the Administrative Agent, any of the Lenders or their Affiliates or other persons provided for under such Loan Documents, (ii) any Lender Provided Interest Rate Hedge, (iii) any Lender Provided Foreign Currency Hedge, and (iv) any Other Lender Provided Financial Service Product. Notwithstanding anything to the contrary contained in the foregoing, the Obligations shall not include any Excluded Hedge Liabilities.

Official Body shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank) and any group or body charged with setting financial accounting or regulatory capital rules or standards (including the Financial Accounting Standards Board, the Bank for International Settlements or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing).

Optional Currency shall mean the following lawful currencies: British Pounds Sterling, Swiss Francs, Euros, Canadian Dollars, Singapore Dollars, Danish Krone, Euros, Japanese Yen, Australian Dollars, Mexican Pesos, Norwegian Krone, Swedish Krona and any other currency approved by Administrative Agent and all of the Lenders pursuant to Section 2.11.2(iii) [European Monetary Union; Requests for Additional Optional Currencies]. Subject to Section 2.11.2 [European Monetary Union], each Optional Currency must be the lawful currency of the specified country.

Optional Currency Loans shall have the meaning specified in Section 2.1.1 [Revolving Credit Loans; Optional Currency Loans].

Optional Currency Sublimit shall have the meaning specified in Section 2.1.1 [Revolving Credit Loans; Optional Currency Loans].

Order shall have the meaning specified in Section 2.9.9 [Liability for Acts and Omissions].

Original Currency shall have the meaning specified in Section 4.12 [Currency Conversion Procedures for Judgments].

Other Currency shall have the meaning specified in Section 4.12 [Currency Conversion Procedures for Judgments].

Other Connection Taxes shall mean, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient (or an agent or affiliate thereof) and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

Other Lender Provided Financial Service Product shall mean agreements or other arrangements under which any Lender or Affiliate of a Lender provides any of the following products or services to any of the Loan Parties: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) ACH transactions, or (f) cash management, including controlled disbursement, accounts or services.

Other Taxes shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 4.6.2 [Replacement of a Lender]).

Overnight Rate shall mean for any day with respect to any Loans in an Optional Currency, the rate of interest per annum as determined by the Administrative Agent at which overnight deposits in such currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day in the Relevant Interbank Market.

Participant has the meaning specified in Section 10.8.4 [Participations].

Participant Register shall have the meaning specified in Section 10.8.4 [Participations].

Participating Member State shall mean any member State of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

Participation Advance shall have the meaning specified in Section 2.9.3 [Disbursements, Reimbursement].

Patent, Trademark and Copyright Security Agreement shall mean the Patent, Trademark and Copyright Security Agreement in substantially the form of Exhibit 1.1(P)(1) executed and delivered on the Closing Date by each of the Loan Parties to the Administrative Agent for the benefit of the Lenders.

Payment Date shall mean the first day of each calendar quarter after the ~~date hereof~~Closing Date and on the Expiration Date or upon acceleration of the Notes.

Payment In Full and Paid in Full shall mean the indefeasible payment in full in cash of the Loans and other Obligations hereunder (other than contingent indemnification obligations which by their terms survive the termination of the Commitments and payment of the Loans), termination of the Commitments and expiration, termination or cash collateralization (in accordance with the terms of this Agreement) of all Letters of Credit.

PBGC shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA or any successor.

Pension Plan shall mean at any time an "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA) (including a "multiple employer plan" as described in Sections 4063 and 4064 of ERISA, but not a Multiemployer Plan) which is covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 or Section 430 of the Code and either (i) is sponsored, maintained or contributed to by any member of the ERISA Group for employees of any member of the ERISA Group or (ii) has at any time within the preceding five years been sponsored, maintained or contributed to by any entity which was at such time a member of the ERISA Group for employees of any entity which was at such time a member of the ERISA Group, or in the case of a "multiple employer" or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

~~Permitted Acquisition shall have the meaning specified in Section 7.2.6(vi) [Liquidations, Mergers, Consolidations, Acquisitions].~~

Permitted Investments shall mean:

(i)   direct obligations of the United States of America or any agency or instrumentality thereof or obligations backed by the full faith and credit of the United States of America maturing in twelve (12) months or less from the date of acquisition;

(ii)   commercial paper maturing in 180 days or less rated not lower than A-1, by Standard & Poor's or P-1 by Moody's Investors Service, Inc. on the date of acquisition;

(iii)   demand deposits, time deposits or certificates of deposit maturing within one year from the date of acquisition and issued by (A) commercial banks whose obligations are rated A-1, A or the equivalent or better by Standard & Poor's on the date of acquisition, (B) a Lender or (C) a bank having combined capital and surplus of not less than $500,000,000 on the date of acquisition;

(iv)   money market or mutual funds whose investments are limited to those types of investments described in clauses (i)-(iii) above;

(v)   investments made under the Cash Management Agreements or under cash management agreements with any other Lenders; and

(vi)   in the case of Foreign Subsidiaries, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the investments specified in clauses (i) through (iv) of this definition made in the ordinary course of business with any commercial bank that satisfies the requirements of clause (iii) above.

Permitted Liens shall mean:

(i)   Liens for taxes, assessments, or similar charges, incurred in the ordinary course of business and which are not yet due and payable;

(ii)   Pledges or deposits made in the ordinary course of business to secure payment of workmen's compensation, or to participate in any fund in connection with workmen's compensation, unemployment insurance, old-age pensions or other social security programs;

(iii)   Liens of mechanics, materialmen, warehousemen, carriers, or other like Liens, securing obligations incurred in the ordinary course of business that are not yet due and payable and statutory and common law Liens of landlords securing obligations to pay lease payments that are not yet due and payable or in default;

(iv)   Good-faith pledges or deposits made in the ordinary course of business to secure performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, not in excess of the aggregate amount due thereunder, or to secure statutory obligations, or surety, appeal, indemnity, performance or other similar bonds required in the ordinary course of business;

(v)   Encumbrances consisting of zoning restrictions, easements, covenants, conditions, servitudes, rights-of-way or other restrictions on the use of real property, or minor imperfections in title thereto, none of which materially impairs the use of such property or the value thereof, and none of which is violated in any material respect by existing or proposed structures or land use;

(vi)   Liens, security interests and mortgages in favor of the Administrative Agent for the benefit of the Lenders and their Affiliates securing the Obligations (including Lender Provided Interest Rate Hedges, Lender Provided Foreign Currency Hedges and Other Lender Provided Financial Services Obligations);

(vii)   Any Lien existing on the date of this Agreement and described on Schedule 1.1(P), and any extension, replacement or renewal thereof, provided that the principal amount secured thereby is not hereafter increased, and no additional assets become subject to such Lien;

(viii)   Subject to any limitation set forth in Section 7.2.1 [Indebtedness] with respect to any related Indebtedness, (a) Purchase Money Security Interests and Capital Leases; provided that such Liens shall be limited to the assets acquired with such purchase money financing or leased pursuant to such Capital Lease; and (b) Liens existing on property of any Person that becomes a Subsidiary after the date of this Agreement that exists at the time such Person becomes a Subsidiary and is not created in anticipation or contemplation of such Person becoming a Subsidiary;

(ix)   The following, (A) if the validity or amount thereof is being contested in good faith by appropriate and lawful proceedings diligently conducted so long as levy and execution thereon have been stayed and continue to be stayed or (B) if a final judgment is entered and such judgment is discharged within thirty (30) days of entry, and in either case they do not affect the Collateral or, in the aggregate, materially impair the ability of any Loan Party to perform its Obligations hereunder or under the other Loan Documents:

(1)   claims or Liens for taxes, assessments or charges due and payable and subject to interest or penalty; provided that the applicable Loan Party maintains such reserves or other appropriate provisions as shall be required by GAAP and pays all such taxes, assessments or charges forthwith upon the commencement of proceedings to foreclose any such Lien;

(2)   claims, Liens or encumbrances upon, and defects of title to, real or personal property other than the Collateral, including any attachment of personal or real property or other legal process prior to adjudication of a dispute on the merits;

(3)   claims or Liens of mechanics, materialmen, warehousemen, carriers, or other statutory nonconsensual Liens; or

(4)   Liens resulting from final judgments or orders to the extent not constituting and Event of Default pursuant to Section 8.1.7 [Final Judgments or Orders];

(x)   Precautionary filings under the UCC by a lessor with respect to personal property leased to any Person;

(xi)   Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(xii)   Liens in favor of the United States of America which arise in the ordinary course of business resulting from progress payments or partial payments under United States government contracts or subcontracts thereunder; and

(xiii)   Liens securing other obligations of the Loan Parties and their Subsidiaries in an aggregate amount not to exceed ~~Fifteen Million~~Five Hundred Thousand and 00/100 Dollars ($~~15,000,000.00~~500,000.00) at any one time outstanding.

Person shall mean any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, joint venture, government or political subdivision or agency thereof, or any other entity.

Pledge Agreement shall mean the Pledge Agreement in substantially the form of Exhibit 1.1(P)(2) executed and delivered on the Closing Date by each of the Loan Parties to the Administrative Agent for the benefit of the Lenders.

PNC shall mean PNC Bank, National Association, its successors and assigns.

Potential Default shall mean any event or condition which with notice or passage of time, or both, would constitute an Event of Default.

Prime Rate shall mean the interest rate per annum announced from time to time by the Administrative Agent at its Principal Office as its then prime rate, which rate may not be the lowest or most favorable rate then being charged commercial borrowers or others by the Administrative Agent. Any change in the Prime Rate shall take effect at the opening of business on the day such change is announced.

Principal Office shall mean the main banking office of the Administrative Agent in Pittsburgh, Pennsylvania.

Prior Security Interest shall mean a valid and enforceable perfected first-priority security interest under the UCC in the Collateral which is subject only to Permitted Liens.

Projections shall have the meaning specified in Section 5.1.6(ii) [Financial Projections].

Published Rate shall mean the rate of interest published each Business Day in *The Wall Street Journal* "Money Rates" listing under the caption "London Interbank Offered Rates" for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the rate at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market for a one month period as published in another publication selected by the Administrative Agent).

Purchase Money Security Interest shall mean Liens upon tangible personal property securing loans to any Loan Party or Subsidiary of a Loan Party or deferred payments by such Loan Party or Subsidiary for the purchase of such tangible personal property

Qualified ECP Loan Party shall mean each Loan Party that on the Eligibility Date is (a) a corporation, partnership, proprietorship, organization, trust, or other entity other than a "commodity pool" as defined in Section 1a(10) of the CEA and CFTC regulations thereunder that has total assets exceeding Ten Million and 00/100 Dollars ($10,000,000.00), or (b) an Eligible Contract Participant that can cause another person to qualify as an Eligible Contract Participant on the Eligibility Date under Section 1a(18)(A)(v)(II) of the CEA by entering into or otherwise providing a "letter of credit or keepwell, support, or other agreement" for purposes of Section 1a(18)(A)(v)(II) of the CEA.

Ratable Share shall mean:

(i)   with respect to a Lender's obligation to make Revolving Credit Loans, participate in Letters of Credit and other Letter of Credit Obligations, and right to receive payments, interest, and fees related thereto, the proportion that such Lender's Revolving Credit Commitment bears to the Revolving Credit Commitments of all of the Lenders, provided however that if the Revolving Credit Commitments have terminated or expired, the Ratable Shares for purposes of this clause shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments.;

(ii)   with respect to a Lender's obligation to make Term Loans, the proportion that such Lender's Term Loan Commitment bears to the Term Loan Commitments of all of the Lenders, and with respect to a Lender's right to receive payments, interest, and fees related to Term Loans, the proportion that such Lender's Term Loans bears to the Term Loans of all of the Lenders; and

(iii)   with respect to all other matters as to a particular Lender, the percentage obtained by dividing (i) such Lender's Revolving Credit Commitment plus its outstanding Term Loan, by (ii) the aggregate amount of the Revolving Credit

Commitments plus the outstanding Term Loans of all Lenders; provided however that if the Revolving Credit Commitments have terminated or expired, the computation in this clause shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments, and not on the current amount of the Revolving Credit Commitments and provided further in the case of Section 2.10 [Defaulting Lenders] when a Defaulting Lender shall exist, "Ratable Share" shall mean the percentage of the aggregate Commitments (disregarding any Defaulting Lender's Commitment) represented by such Lender's Commitment.

Recipient shall mean (i) the Administrative Agent, (ii) any Lender and (iii) the Issuing Lender, as applicable.

Reduced Leverage Threshold shall mean the maximum Leverage Ratio then permitted for the applicable period pursuant to Section 7.2.13 [Maximum Leverage Ratio] minus 0.50 from the Consolidated Funded Debt component of such ratio. Recovery Event shall mean any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of any Loan Party or any of its Subsidiaries.

Reference Currency shall have the meaning specified in the definition of "Equivalent Amount."

Reimbursement Obligation shall have the meaning specified in Section 2.9.3 [Disbursements, Reimbursement].

Related Parties shall mean, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

Release Date shall mean the date on which the Administrative Agent releases its Liens in the Collateral in accordance with Section 10.16 [Release of Collateral Securing the Obligations]. [Reserved].

Release Request shall have the meaning specified in Section 10.16 [Release of Collateral Securing the Obligations].

Release Trigger Conditions shall mean the occurrence of the following: (A) the Loan Parties shall have submitted Compliance Certificates for two (2) consecutive fiscal quarters, calculated for the four (4) consecutive fiscal quarters then ending, each evidencing a Leverage Ratio of less than or equal to 2.50 to 1.00; provided, that the last day of such period of two (2) consecutive fiscal quarters shall not be earlier than September 30, 2017; and (B) no Potential Default or Event of Default has occurred and is continuing upon satisfaction of the condition in the foregoing clause (A).

Relevant Interbank Market shall mean in relation to Euro, British Pounds Sterling, Japanese Yen or Swiss Francs, the London Interbank Market, and in relation to any other currencies, the applicable offshore interbank market. Notwithstanding the foregoing, the references to the currencies listed in this definition shall only apply if such currencies are or become available as Optional Currencies in accordance with the terms hereof.

Relief Proceeding shall mean any proceeding seeking a decree or order for relief in respect of any Loan Party or Subsidiary of a Loan Party in a voluntary or involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) of any Loan Party or Subsidiary of a Loan Party for any substantial part of its property, or for the winding-up or liquidation of its affairs, or an assignment for the benefit of its creditors.

Repatriation Funds shall have the meaning specified in the definition of "Consolidated Cash Balance".

Reportable Compliance Event shall mean that any Covered Entity becomes a Sanctioned Person, or is charged by indictment, criminal complaint or similar charging instrument, arraigned, or custodially detained in connection with any Anti-Terrorism Law or any predicate crime to any Anti-Terrorism Law, or has knowledge of facts or circumstances to the effect that it is reasonably likely that any aspect of its operations is in actual or probable violation of any Anti-Terrorism Law.

Required Lenders shall mean

(A)   If there exists fewer than three (3) Lenders, all Lenders (other than any Defaulting Lender), and

(B)   If there exist three (3) or more Lenders, Lenders (other than any Defaulting Lender) having more than fifty percent (50%) of the sum of (a) the aggregate amount of the Revolving Credit Commitments of the Lenders (excluding any Defaulting Lender) or, after the termination of the Revolving Credit Commitments, the outstanding Revolving Credit Loans and Ratable Share of Letter of Credit Obligations of the Lenders (excluding any Defaulting Lender) and (b) the aggregate outstanding amount of any Term Loans.

Required Share shall have the meaning assigned to such term in Section 4.11 [Settlement Date Procedures].

Resolution Authority shall mean any Person which has authority to exercise any Write-down and Conversion Powers.

Revolving Credit Commitment shall mean, as to any Lender at any time, the amount initially set forth opposite its name on Schedule 1.1(B) in the column labeled "Amount of Commitment for Revolving Credit Loans," as such Commitment is thereafter assigned or modified and Revolving Credit Commitments shall mean the aggregate Revolving Credit Commitments of all of the Lenders.

Revolving Credit Loans shall mean collectively and Revolving Credit Loan shall mean separately all Revolving Credit Loans or any Revolving Credit Loan made by the Lenders or one of the Lenders to the Borrower pursuant to Section 2.1 [~~Revolving Credit~~ Commitments] or Section 2.9.3 [Disbursements, Reimbursement].

Revolving Facility Usage shall mean at any time the sum of the outstanding Revolving Credit Loans, the outstanding Swing Loans, and the Letter of Credit Obligations.

Sanctioned Country shall mean a country subject to a sanctions program maintained under any Anti-Terrorism Law.

Sanctioned Person shall mean any individual person, group, regime, entity or thing listed or otherwise recognized as a specially designated, prohibited, sanctioned or debarred person, group, regime, entity or thing, or subject to any limitations or prohibitions (including but not limited to the blocking of property or rejection of transactions), under any Anti-Terrorism Law.

SAP Implementation Related Expenses shall mean the implementation costs incurred in connection with the Borrower's SAP ERP system, whether expensed, deferred or capitalized, in an aggregate amount not to exceed Twenty Million and 00/100 Dollars ($20,000,000.00) during the term of this Agreement.

SEC shall mean the United States Securities and Exchange Commission.

Security Agreement shall mean the Security Agreement in substantially the form of Exhibit 1.1(S) executed and delivered on the Closing Date by each of the Loan Parties to the Administrative Agent for the benefit of the Lenders.

Settlement Date shall mean the Business Day on which the Administrative Agent elects to effect settlement pursuant Section 4.11 [Settlement Date Procedures].

Singapore Dollars shall mean the official currency of Singapore.

Solvent shall mean, with respect to any Person on any date of determination, taking into account any right of reimbursement, contribution or similar right available to such Person from other Persons, that on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (ii) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (iv) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature, and (v) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

South Korean Won shall mean the official currency of South Korea.

Standard & Poor's shall mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

Standby Letter of Credit shall mean a Letter of Credit (including a direct pay letter of credit) issued to support obligations of one or more of the Loan Parties or their Subsidiaries, contingent or otherwise, which finance the working capital and business needs of the Loan Parties or their Subsidiaries, but excluding any Letter of Credit (a) under which the stated amount of such Letter of Credit increases automatically over time or (b) that is a Commercial Letter of Credit.

Statements shall have the meaning specified in Section 5.1.6(i) [Historical Statements].

Subsidiary of any Person at any time shall mean any corporation, trust, partnership, limited liability company or other business entity (i) of which more than fifty percent (50%) of the outstanding voting securities or other interests normally entitled to vote for the election of one or more directors or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person's Subsidiaries, or (ii) which is controlled or capable of being controlled by such Person or one or more of such Person's Subsidiaries.

Subsidiary Equity Interests shall have the meaning specified in Section 5.1.2 [Subsidiaries; Investment Companies].

Swap shall mean any "swap" as defined in Section 1a(47) of the CEA and regulations thereunder, other than (a) a swap entered into, or subject to the rules of, a board of trade designated as a contract market under Section 5 of the CEA, or (b) a commodity option entered into pursuant to CFTC Regulation 32.3(a).

Swap Obligation shall mean any obligation to pay or perform under any agreement, contract or transaction that constitutes a Swap which is also a Lender Provided Interest Rate Hedge, or a Lender Provided Foreign Currency Hedge.

Swedish Krona shall mean the official currency of Sweden.

Swing Loan Commitment shall have the meaning specified in Section 2.1.2 [Swing Loans].

Swing Loan Lender shall mean PNC, in its capacity as a lender of Swing Loans.

Swing Loan Note shall mean the Swing Loan Note of the Borrower in the form of Exhibit 1.1(N)(2) evidencing the Swing Loans, together with all amendments, extensions, renewals, replacements, refinancings or refundings thereof in whole or in part.

Swing Loan Request shall mean a request for Swing Loans made in accordance with Section 2.5.2 [Swing Loan Requests] hereof.

Swing Loans shall mean collectively and Swing Loan shall mean separately all Swing Loans or any Swing Loan made by PNC to the Borrower pursuant to Section 2.1.2 [Swing Loan Commitment] hereof.

Swiss Francs shall mean the official currency of Switzerland.

Taiwanese Dollars shall mean the official currency of Taiwan.

Taxes shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Official Body, including any interest, additions to tax or penalties applicable thereto.

Term Loan Commitment means, as to any Lender at any time, the amount initially set forth opposite its name on Schedule 1.1(B) in the column labeled "Amount of Commitment for Term Loans," as such Commitment is thereafter assigned or modified and Term Loan Commitments means the aggregate Term Loan Commitments of all of the Lenders.

Term Loans means collectively and Term Loan means separately all Term Loans or any Term Loans made by the Lenders or one of the Lenders to the Borrower pursuant to Section 2.1.3 [Term Loans Commitments].

UCC shall mean the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

UCP shall have the meaning specified in Section 10.11.1 [Governing Law].

Unfunded Capital Expenditures shall mean Capital Expenditures other than those made utilizing the proceeds from financing provided by the applicable seller or third party lenders or proceeds from equity issuances, asset sales or insurance proceeds. For the avoidance of doubt, Capital Expenditures made utilizing Revolving Credit Loans or Swing Loans shall be deemed Unfunded Capital Expenditures.

USA Patriot Act shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.

U.S. Person shall mean any Person that is a "United States Person" as defined in Section 7701(a)(30) of the Code.

U.S. Tax Compliance Certificate shall have the meaning specified in Section 4.9.7 [Status of Lenders].

Withholding Agent shall mean any Loan Party and the Administrative Agent.

Write-down and Conversion Powers shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2   Construction. Unless the context of this Agreement otherwise clearly requires, the following rules of construction shall apply to this Agreement and each of the other Loan Documents: (i) references to the plural include the singular, the plural, the part and the whole and the words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation"; (ii) the words "hereof," "herein," "hereunder," "hereto" and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document as a whole; (iii) article, section, subsection, clause, schedule and exhibit references are to this Agreement or other Loan Document, as the case may be, unless otherwise specified; (iv) reference to any Person includes such Person's successors and assigns; (v) reference to any agreement, including this Agreement and any other Loan Document together with the schedules and exhibits hereto or thereto, document or instrument means such agreement, document or instrument as amended, modified, replaced, substituted for, superseded or restated; (vi) relative to the determination of any period of time, "from" means "from and including," "to" means "to but excluding," and "through" means "through and including"; (vii) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (viii) section headings herein and in each other Loan Document are included for convenience and shall not affect the interpretation of this Agreement or such Loan Document, ~~and~~ (ix) unless otherwise specified, all references herein to times of day shall constitute references to Eastern Time and (x) references to "any fiscal quarter ended or ending" as of or on a specific date (and words of similar import) in this Agreement or any other Loan Document shall be deemed to refer to the fiscal quarter of the Borrower ended or ending on or nearest to such specific date.

1.3   Accounting Principles; Changes in GAAP. Except as otherwise provided in this Agreement, all computations and determinations as to accounting or financial matters and all financial statements to be delivered pursuant to this Agreement shall be made and prepared in accordance with GAAP (including principles of consolidation where appropriate), and all accounting or financial terms shall have the meanings ascribed to such terms by GAAP; provided, however, that all accounting terms used in Section 7.2 [Negative Covenants] (and all defined terms used in the definition of any accounting term used in Section 7.2) shall have the meaning given to such terms (and defined terms) under GAAP as in effect on the ~~date hereof~~Closing Date applied on a basis consistent with those used in preparing Statements referred to in Section 5.1.6(i) [Historical Statements].

Notwithstanding the foregoing, if the Borrower notifies the Administrative Agent in writing that the Borrower wishes to amend any financial covenant in Section 7.2 of this Agreement, any related definition and/or the definition of the term Leverage Ratio for purposes of interest, Letter of Credit Fee and Commitment Fee determinations to eliminate the effect of any change in GAAP occurring after the Closing Date on the operation of such financial covenants and/or interest, Letter of Credit Fee or Commitment Fee determinations (or if the Administrative Agent notifies the Borrower in writing that the Required Lenders wish to amend any financial covenant in Section 7.2, any related definition and/or the definition of the term Leverage Ratio for purposes of interest, Letter of Credit Fee and Commitment Fee determinations to eliminate the effect of any such change in GAAP), then the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratios or requirements to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, the Loan Parties' compliance with such covenants and/or the definition of the term Leverage Ratio for purposes of interest, Letter of Credit Fee and Commitment Fee determinations shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenants or definitions are amended in a manner satisfactory to the Borrower and the Required Lenders, and the Loan Parties shall provide to the Administrative Agent, when they deliver their financial statements pursuant to Section ~~7.3.1~~7.3.1.2 [Quarterly Financial Statements] and 7.3.2 [Annual Financial Statements] of this Agreement, such reconciliation statements as shall be reasonably requested by the Administrative Agent. Notwithstanding the foregoing or anything in this Agreement to the contrary, whenever in this Agreement it is necessary to determine whether a lease is a Capital Lease or an operating lease, such determination shall be made on the basis of GAAP as in effect on the Closing Date (provided that if there is a change in GAAP after the Closing Date that effects the treatment of Capital Leases or operating leases, all financial statements delivered to the Administrative Agent in accordance with the terms of this Agreement after the date of such change in GAAP shall be accompanied by a schedule showing the adjustments necessary to reconcile such financial statements with GAAP as in effect immediately prior to such accounting change).

1.4   Currency Calculations. All financial statements and Compliance Certificates shall be set forth in Dollars. For purposes of preparing the financial statements, calculating financial covenants and determining compliance with covenants expressed in Dollars, Optional Currencies, Alternate Currencies and other non-Dollar currencies shall be converted to Dollars in accordance with GAAP.

2.   REVOLVING CREDIT ~~AND~~, SWING LOAN AND TERM LOAN FACILITIES

2.1   ~~Revolving Credit~~ Commitments.

2.1.1   Revolving Credit Loans; Optional Currency Loans. Subject to the terms and conditions hereof and relying upon the representations and warranties herein set forth, each Lender severally agrees to make Revolving Credit Loans in either Dollars or one or more Optional Currencies to the Borrower at any time or from time to time on or after the ~~date hereof~~Closing Date to the Expiration Date; provided that after giving effect to each such Loan (i) the aggregate Dollar Equivalent amount of Revolving Credit Loans from such Lender shall not exceed such Lender's Revolving Credit Commitment minus such Lender's Ratable Share of the outstanding Swing Loans and Letter of Credit Obligations, (ii) the Revolving Facility Usage shall not exceed the Revolving Credit Commitments, (iii) no Revolving Credit Loan to which the Base Rate Option applies shall be made in an Optional Currency, and (iv) the aggregate Dollar Equivalent principal amount of Revolving Credit Loans made in an Optional Currency (each an "**Optional Currency Loan**") plus the aggregate Dollar Equivalent amount of all Letter of Credit Obligations denominated in an Alternate Currency shall not exceed Fifty Million and 00/100 Dollars ($50,000,000.00) (the "**Optional Currency Sublimit**"). Within such limits of time and amount and subject to the other provisions of this Agreement, the Borrower may borrow, repay and reborrow pursuant to this Section ~~2.1~~2.1.1.

2.1.2   Swing Loan Commitment. Subject to the terms and conditions hereof and relying upon the representations and warranties herein set forth, and in order to facilitate loans and repayments between Settlement Dates, PNC may, at its option, cancelable at any time for any reason whatsoever, make swing loans in Dollars (the "**Swing Loans**") to the Borrower at any time or from time to time after the ~~date hereof~~Closing Date to, but not including, the Expiration Date, in an aggregate principal amount up to but not in excess of Fifteen Million and 00/100 Dollars ($15,000,000.00) (the "**Swing Loan Commitment**"), provided that after giving effect to such Loan, the Revolving Facility Usage shall not exceed the aggregate Revolving Credit Commitments of the Lenders. Within such limits of time and amount and subject to the other provisions of this Agreement, the Borrower may borrow, repay and reborrow pursuant to this Section 2.1.2.

2.1.3   Term Loan Commitments. Subject to the terms and conditions hereof, and relying upon the representations and warranties herein set forth, each Lender severally agrees to make a Term Loan in Dollars to the Borrower on the First Amendment Effective Date in such principal amount as the Borrower shall request up to, but not exceeding such Lender's Term Loan Commitment. The Term Loan Commitments are not revolving credit commitments, and the Borrower shall not have the right to borrow, repay and reborrow under this Section 2.1.3.

2.2   Nature of Lenders' Obligations with Respect to Revolving Credit Loans and Term Loans.

2.2.1   Revolving Credit Loans. Each Lender shall be obligated to participate in each request for Revolving Credit Loans pursuant to Section 2.5 [~~Revolving Credit~~ Loan Requests; Swing Loan Requests] in accordance with its Ratable Share. The aggregate Dollar Equivalent of each Lender's Revolving Credit Loans outstanding hereunder to the Borrower at any time shall never exceed its Revolving Credit Commitment minus its Ratable Share of the outstanding Swing Loans and Letter of Credit Obligations. The obligations of each Lender hereunder are several. The failure of any Lender to perform its obligations hereunder shall not affect the Obligations of the Borrower to any other party nor shall any other party be liable for the failure of such

Lender to perform its obligations hereunder. The Lenders shall have no obligation to make Revolving Credit Loans hereunder on or after the Expiration Date.

2.2.2   Term Loans. Each Lender shall be obligated to participate in the Term Loans pursuant to Section 2.1.3 [Term Loan Commitments] in accordance with its Ratable Share. The aggregate of each Lender's Term Loans outstanding hereunder to the Borrower at any time shall never exceed its Term Loan Commitment. The obligations of each Lender hereunder are several. The failure of any Lender to perform its obligations hereunder shall not affect the Obligations of the Borrower to any other party nor shall any other party be liable for the failure of such Lender to perform its obligations hereunder. The Lenders shall have no obligation to make Term Loans after the First Amendment Effective Date, and any portion of the Term Loan Commitment not drawn on the First Amendment Effective Date shall automatically expire.

2.3   Commitment Fees. Accruing from the ~~date hereof~~Closing Date until the Expiration Date, the Borrower agrees to pay to the Administrative Agent for the account of each Lender according to its Ratable Share, a nonrefundable commitment fee (the "**Commitment Fee**") equal to the Applicable Commitment Fee Rate (computed on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed) multiplied by the average daily difference between the amount of (i) the Revolving Credit Commitments and (ii) the Dollar Equivalent amount of the Revolving Facility Usage (provided however, that solely in connection with determining the share of each Lender in the Commitment Fee, the Revolving Facility Usage with respect to the portion of the Commitment Fee allocated to PNC shall include the full amount of the outstanding Swing Loans, and with respect to the portion of the Commitment Fee allocated by the Administrative Agent to all of the Lenders other than PNC, such portion of the Commitment Fee shall be calculated (according to each such Lender's Ratable Share) as if the Revolving Facility Usage excludes the outstanding Swing Loans); provided, further, that any Commitment Fee accrued with respect to the Revolving Credit Commitment of a Defaulting Lender during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Borrower so long as such Lender shall be a Defaulting Lender except to the extent that such Commitment Fee shall otherwise have been due and payable by the Borrower prior to such time; and provided further that no Commitment Fee shall accrue with respect to the Revolving Credit Commitment of a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Subject to the proviso in the directly preceding sentence, all Commitment Fees shall be payable in arrears on each Payment Date and in U.S. Dollars.

2.4   Termination or Reduction of Revolving Credit Commitments. The Borrower shall have the right, upon not less than three (3) Business Days' notice to the Administrative Agent, to terminate the Revolving Credit Commitments or, from time to time, to reduce the aggregate amount of the Revolving Credit Commitments (ratably among the Lenders in proportion to their Ratable Shares); provided that no such termination or reduction of Revolving Credit Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Credit Loans made on the effective date thereof, the Revolving Facility Usage would exceed the aggregate Revolving Credit Commitments of the Lenders. Any such reduction shall be in an amount equal to

Twenty Million and 00/100 Dollars ($20,000,000.00), or a whole multiple thereof, and shall reduce permanently the Revolving Credit Commitments then in effect. Any such reduction or termination shall be accompanied by prepayment of the Notes, together with outstanding Commitment Fees, and the full amount of interest accrued on the principal sum to be prepaid (and all amounts referred to in Section 4.10 [Indemnity] hereof) to the extent necessary to cause the aggregate Revolving Facility Usage after giving effect to such prepayments to be equal to or less than the Revolving Credit Commitments as so reduced or terminated. Any notice to reduce the Revolving Credit Commitments under this Section 2.4 shall be irrevocable.

2.5   ~~Revolving Credit~~ Loan Requests; Swing Loan Requests.

2.5.1   ~~Revolving Credit~~ Loan Requests. Except as otherwise provided herein, the Borrower may from time to time prior to the Expiration Date request the Lenders to make Revolving Credit Loans, or renew or convert the Interest Rate Option applicable to existing Revolving Credit Loans or Term Loans pursuant to Section 3.2 [Interest Periods], by delivering to the Administrative Agent, not later than 12:00 noon (a) (i) three (3) Business Days prior to the proposed Borrowing Date with respect to the making of Revolving Credit Loans in Dollars to which the Euro-Rate Option applies or the conversion to or the renewal of the Euro-Rate Option for any Loans in Dollars; (ii) four (4) Business Days prior to the proposed Borrowing Date with respect to the making of Optional Currency Loans (other than such Loans in Singapore Dollars, Japanese Yen or Australian Dollars) or the date of conversion to or renewal of the Euro-Rate Option for any Optional Currency Loan (other than such Loans in Singapore Dollars, Japanese Yen or Australian Dollars); or (iii) five (5) Business Days prior to the proposed Borrowing Date with respect to the making of Optional Currency Loans in Singapore Dollars, Japanese Yen or Australian Dollars or the date of conversion to or renewal of the Euro-Rate Option for any Optional Currency Loan in Singapore Dollars, Japanese Yen or Australian Dollars), and (b) the same Business Day of the proposed Borrowing Date with respect to the making of a Revolving Credit Loan to which the Base Rate Option applies or the last day of the preceding Interest Period with respect to the conversion to the Base Rate Option for any Loan, of a duly completed request therefor substantially in the form of Exhibit 2.5.1 or a request by telephone immediately confirmed in writing by letter, facsimile or e-mail (in "pdf", "tif" or similar format) in such form (each, a "**Loan Request**"), it being understood that the Administrative Agent may rely on the authority of any individual making such a telephonic request without the necessity of receipt of such written confirmation. Each Loan Request shall be irrevocable and shall specify (A) the proposed Borrowing Date, (B) the aggregate amount of the proposed Loans comprising each Borrowing Tranche~~, and, if applicable, the Interest Period~~, which amount shall be in (x) integral multiples of One Million and 00/100 Dollars ($1,000,000.00) (or the Dollar Equivalent thereof) and not less than Five Million and 00/100 Dollars ($5,000,000.00) (or the Dollar Equivalent thereof) for each Borrowing Tranche under the Euro-Rate Option, and (y) integral multiples of One Hundred Thousand and 00/100 Dollars ($100,000.00) and not less than One Million and 00/100 Dollars ($1,000,000.00) for each Borrowing Tranche under the Base Rate Option, (~~B) which Interest~~C) whether the Euro-Rate Option or Base Rate Option shall apply to the proposed ~~Dollar denominated~~ Loans comprising the applicable Borrowing Tranche, (~~C)~~D) if applicable, the currency in which such Revolving Credit Loans shall be funded if the

Borrower elects ~~an Optional Currency, the applicable Interest~~ the Euro-Rate Option, ~~and (D)~~(E) in the case of a Borrowing Tranche to which the Euro-Rate Option applies, an appropriate Interest Period~~, if applicable~~ for the Loans comprising such Borrowing Tranche, (F) the amount of the Consolidated Cash Balance (without regard to the requested Loans), and the pro forma amount of the Consolidated Cash Balance (giving effect to the requested Loans), (G) a breakdown of the amount of the Consolidated Cash Balance of the Borrower and all of the Domestic Subsidiaries and the Consolidated Cash Balance of all of the Foreign Subsidiaries and (H) the aggregate amount of such Loans that are to be used as Repatriation Funds.

Notwithstanding the requirement under this Section 2.5.1 that the Borrower deliver a Loan Request at least three (3) Business Days prior to a proposed Borrowing Date with respect to the making of Revolving Credit Loans in Dollars to which the Euro-Rate Option applies, the Lenders agree that the Borrower may deliver a Loan Request on the same Business Day as the proposed Borrowing Date with respect to a Loan Request made on the Closing Date.

2.5.2   Swing Loan Requests. Except as otherwise provided herein, the Borrower may from time to time prior to the Expiration Date request the Swing Loan Lender to make Swing Loans by delivery to the Swing Loan Lender not later than 12:00 noon on the proposed Borrowing Date of a duly completed request therefor substantially in the form of Exhibit 2.5.2 hereto or a request by telephone immediately confirmed in writing by letter, facsimile or e-mail (in "pdf", "tif" or similar format) (each, a "**Swing Loan Request**"), it being understood that the Administrative Agent may rely on the authority of any individual making such a telephonic request without the necessity of receipt of such written confirmation. Each Swing Loan Request shall be irrevocable and shall specify the proposed Borrowing Date and the principal amount of such Swing Loan, which shall be in integral multiples of One Hundred Thousand and 00/100 Dollars ($100,000.00) and not less than Five Hundred Thousand and 00/100 Dollars ($500,000.00).

2.6   Making Revolving Credit Loans and Swing Loans; Presumptions by the Administrative Agent; Repayment of Revolving Credit Loans and the Term Loan; Borrowings to Repay Swing Loans; Designated Lenders.

2.6.1   Making Revolving Credit Loans. The Administrative Agent shall, promptly after receipt by it of a Loan Request pursuant to Section 2.5 [~~Revolving Credit~~ Loan Requests; Swing Loan Requests], notify the Lenders of its receipt of such Loan Request specifying the information provided by the Borrower, including the currency in which the Revolving Credit Loan is requested, and the apportionment among the Lenders of the requested Revolving Credit Loans as determined by the Administrative Agent in accordance with Section 2.2 [Nature of Lenders' Obligations with Respect to Revolving Credit Loans and Term Loans]. Each Lender shall remit the principal amount of each Revolving Credit Loan in the requested currency (in the case of Optional Currency Loans, in Dollars if so requested by the Administrative Agent) to the Administrative Agent such that the Administrative Agent is able to, and the Administrative Agent shall, to the extent the Lenders have made funds available to it for such purpose and subject to Section

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6.2 [Each Loan or Letter of Credit], fund such Revolving Credit Loans to the Borrower in U.S. Dollars or the requested Optional Currency (as applicable) in immediately available funds at the Principal Office prior to 2:00 p.m., on the applicable Borrowing Date; provided that if any Lender fails to remit such funds to the Administrative Agent in a timely manner, the Administrative Agent may elect in its sole discretion to fund with its own funds, including funds in the requested Optional Currency, the Revolving Credit Loans of such Lender on such Borrowing Date, and such Lender shall be subject to the repayment obligation in Section 2.6.2 [Presumptions by the Administrative Agent].

2.6.2   Presumptions by the Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed time of any Base Rate Loan, or, for Loans other than Base Rate Loans, prior to the close of business the day before the Borrowing Date, that such Lender will not make available to the Administrative Agent such Lender's share of such Loan, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.6.1 [Making Revolving Credit Loans] and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Loan available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in the appropriate currency with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Effective Rate (or, for payments in an Optional Currency, the Overnight Rate), and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of a payment to be made by the Borrower, the interest rate applicable to Loans under the Base Rate Option. If such Lender pays its share of the applicable Loan to the Administrative Agent, then the amount so paid shall constitute such Lender's Loan. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

2.6.3   Making Swing Loans. So long as PNC elects to make Swing Loans, PNC shall, after receipt by it of a Swing Loan Request pursuant to Section 2.5.2, [Swing Loan Requests], fund such Swing Loan to the Borrower in U.S. Dollars only and in immediately available funds at the Principal Office prior to 4:00 p.m. on the Borrowing Date.

2.6.4   Repayment of Revolving Credit Loans. The Borrower shall repay the Revolving Credit Loans together with all outstanding interest thereon on the Expiration Date.

2.6.5   Borrowings to Repay Swing Loans. PNC may, at its option, exercisable at any time for any reason whatsoever, demand repayment of the Swing Loans, and each Lender shall make a Revolving Credit Loan in an amount equal to such Lender's Ratable Share of the aggregate principal amount of the outstanding Swing Loans, plus, if PNC so requests, accrued interest thereon, provided that no Lender shall be obligated in any event to make Revolving Credit Loans in excess of its Revolving Credit Commitment minus its Ratable Share of Letter of Credit Obligations. Revolving Credit Loans made pursuant to the preceding sentence shall bear interest at the Base Rate Option and shall be deemed to have been properly requested in accordance with Section 2.5.1 [~~Revolving Credit~~ Loan Requests] without regard to any of the requirements of that provision. PNC shall provide notice to the Lenders (which may be telephonic or written notice by letter, facsimile or telex) that such Revolving Credit Loans are to be made under this Section 2.6.5 and of the apportionment among the Lenders, and the Lenders shall be unconditionally obligated to fund such Revolving Credit Loans (whether or not the conditions specified in Section 2.5.1 [~~Revolving Credit~~ Loan Requests] are then satisfied) by the time PNC so requests, which shall not be earlier than 3:00 p.m. on the Business Day next after the date the Lenders receive such notice from PNC.

2.6.6   Swing Loans Under Cash Management Agreements. In addition to making Swing Loans pursuant to the foregoing provisions of Section 2.6.3 [Making Swing Loans], without the requirement for a specific request from the Borrower pursuant to Section 2.5.2 [Swing Loan Requests], PNC as the Swing Loan Lender may make Swing Loans to the Borrower in accordance with the provisions of the agreements between the Borrower and such Swing Loan Lender relating to the Borrower's deposit, sweep and other accounts at such Swing Loan Lender and related arrangements and agreements regarding the management and investment of the Borrower's cash assets as in effect from time to time (the **"Cash Management Agreements"**) to the extent of the daily aggregate net negative balance in the Borrower's accounts which are subject to the provisions of the Cash Management Agreements. Swing Loans made pursuant to this Section 2.6.6 in accordance with the provisions of the Cash Management Agreements shall (i) be subject to the limitations as to aggregate amount set forth in Section 2.1.2 [Swing Loan Commitment], (ii) not be subject to the limitations as to individual amount set forth in Section 2.5.2 [Swing Loan Requests], (iii) be payable by the Borrower, both as to principal and interest, at the rates and times set forth in the Cash Management Agreements (but in no event later than the Expiration Date), (iv) not be made at any time after such Swing Loan Lender has received written notice of the occurrence of an Event of Default and so long as such shall continue to exist, or, unless consented to by the Required Lenders, a Potential Default and so long as such shall continue to exist, (v) if not repaid by the Borrower in accordance with the provisions of the Cash Management Agreements, be subject to each Lender's obligation pursuant to Section 2.6.5 [Borrowings to Repay Swing Loans], and (vi) except as provided in the foregoing subsections (i) through (v), be subject to all of the terms and conditions of this Section 2.

2.6.7   Repayment of Term Loans3

. The principal amount of the Term Loans shall be due and payable in consecutive quarterly installments commencing on October 15, 2017 and continuing on the fifteenth (15th) day of each January, April, July and October thereafter. The amount of each quarterly principal installment of the Term Loans shall be equal to (A) One Million Two Hundred Fifty Thousand and 00/100 Dollars ($1,250,000.00) with respect to the quarterly installments that are due and payable by the Borrower on October 15, 2017 and on each of the next three (3) quarterly payment dates thereafter, and (B) Two Million Five

Hundred Thousand and 00/100 Dollars ($2,500,000.00) with respect to the quarterly installments that are due and payable by the Borrower on October 15, 2018 and on each of the quarterly payment dates thereafter; provided, however, that the final principal repayment installment of the Term Loans shall be repaid on the Expiration Date and in any event shall be in an amount equal to the aggregate principal amount of all Term Loans outstanding on such date.

2.6.8   Designated Lenders. Notwithstanding anything herein to the contrary, each of the Administrative Agent, the Issuing Lender and each other Lender at its option may make any Loan or otherwise perform its obligations hereunder through any Lending Office (as hereinafter defined) (each, a **"Designated Lender"**); provided that any exercise of such option shall not affect the obligation of the Borrower to repay any Loan in accordance with the terms of this Agreement. Any Designated Lender shall be considered a Lender; provided that in the case of an Affiliate or branch of a Lender, all provisions applicable to a Lender shall apply to such Affiliate or branch of such Lender to the same extent as such Lender. For purposes of this Section 2.6.7,2.6.8, **"Lending Office"** shall mean, as to the Administrative Agent, the Issuing Lender or any other Lender, the office or offices of such Person described as such in such Person's administrative questionnaire, or such other office or offices as such Person may from time to time notify the Borrower and the Administrative Agent; which office may include any Affiliate of such Person or any domestic or foreign branch of such Person or such Affiliate.

2.7   Notes. The Obligation of the Borrower to repay the aggregate unpaid principal amount of the Revolving Credit Loans and, Swing Loans and Term Loans made to it by each Lender, together with interest thereon, shall be evidenced by a revolving credit Note and, a swing Note and a Term Note, dated the Closing Date payable to the order of such Lender in a face amount equal to the Revolving Credit Commitment or, Swing Loan Commitment or Term Loan Commitment, as applicable, of such Lender.

2.8   Use of Proceeds. The proceeds of the Loans shall be used (i) to refinance Indebtedness of the Borrower on the Closing Date and, in the case of the Term Loans, to refinance Revolving Credit Loans of the Borrower on the First Amendment Effective Date and (ii) for general corporate purposes of the Borrower.

2.9   Letter of Credit Subfacility.

2.9.1   Issuance of Letters of Credit. The Borrower or any Loan Party may at any time prior to the Expiration Date request the issuance of a letter of credit (each a "**Letter of Credit**"), which may be denominated in either Dollars or an Alternate Currency, for its own account or the account of another Loan Party or any Subsidiary (in which case the Borrower and such Subsidiary shall be co-applicants with respect to such Letter of Credit), or the amendment or extension of an existing Letter of Credit, by delivering or transmitting electronically, or having such other Loan Party deliver or transmit electronically to the Issuing Lender (with a copy to the Administrative Agent) a completed application for letter of credit, or request for such amendment or extension, as applicable, in such form as the Issuing Lender may specify from time to time by no later than 10:00 a.m. at least five (5) Business Days, or such shorter period as may be agreed to by the Issuing Lender, in advance of the proposed date of issuance. Each Letter of Credit shall be a Standby Letter of Credit or a Commercial Letter of Credit. The Borrower or any Loan Party shall authorize and direct the Issuing Lender to name the Borrower or any Loan Party or any Subsidiary as the "Applicant" or "Account Party" of each Letter of Credit. Promptly after receipt of any letter of credit application, the Issuing Lender shall confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit application and if not, such Issuing Lender will provide the Administrative Agent with a copy thereof.

2.9.1.1   Unless the Issuing Lender has received notice from any Lender, the Administrative Agent or any Loan Party, at least one day prior to the requested date of issuance, amendment or extension of the applicable Letter of Credit, that one or more applicable conditions in Section 6 [Conditions of Lending and Issuance of Letters of Credit] is not satisfied, then, subject to the terms and conditions hereof and in reliance on the agreements of the other Lenders set forth in this Section 2.9, the Issuing Lender or any of the Issuing Lender's Affiliates will issue the proposed Letter of Credit or agree to such amendment or extension, provided that each Letter of Credit shall (A) have a maximum maturity of twelve (12) months from the date of issuance; provided that the Letter of Credit may include a provision for the automatic extension of the Letter of Credit, and (B) in no event expire later than the Expiration Date (except that a Letter of Credit may expire up to one year beyond the Expiration Date if such Letter of Credit has been cash collateralized by the Borrower in an amount equal to one hundred five percent (105%) of the undrawn amount of such Letter of Credit on terms and conditions acceptable to the Administrative Agent and the Issuing Lender, each in its reasonable discretion, prior to the issuance of such Letter of Credit) and provided further that in no event shall (i) the Letter of Credit Obligations exceed, at any one time, Twenty-Five Million and 00/100 Dollars ($25,000,000.00) (the "**Letter of Credit Sublimit**"), (ii) the Revolving Facility Usage exceed, at any one time, the Revolving Credit Commitments or (iii) the aggregate Dollar Equivalent principal amount of Optional Currency Loans plus the aggregate Dollar Equivalent amount of all Letter of Credit Obligations denominated in an Alternate Currency exceed the Optional Currency Sublimit. Each request by the Borrower for the issuance, amendment or extension of a Letter of Credit shall be deemed to be a representation by the Borrower that it shall be in compliance with the preceding sentence and with Section 6 [Conditions of Lending and Issuance of Letters of Credit] after giving effect to the requested issuance, amendment or extension of such Letter of Credit. Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to the beneficiary thereof, the applicable Issuing Lender will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

2.9.1.2   Notwithstanding Section 2.9.1.1, the Issuing Lender shall not be under any obligation to issue any Letter of Credit if (i) any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing the Letter of Credit, or any Law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or the Letter of Credit in particular or shall impose upon the Issuing Lender with respect to the Letter of

Credit any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Lender in good faith deems material to it, or (ii) the issuance of the Letter of Credit would violate one or more policies of the Issuing Lender applicable to letters of credit generally.

Each Existing Letter of Credit shall be deemed to have been issued hereunder on the Closing Date by the Issuing Lender. Each Existing Letter of Credit shall be deemed to be a Letter of Credit for all purposes of this Agreement.

2.9.2   Letter of Credit Fees. The Borrower shall pay in Dollars, or at the Administrative Agent's option, the Alternate Currency in which each Letter of Credit is issued (i) to the Administrative Agent for the ratable account of the Lenders a fee (the "**Letter of Credit Fee**") equal to (a) the Applicable Commercial Letter of Credit Fee Rate on the daily amount available to be drawn under each Commercial Letter of Credit and (b) the Applicable Standby Letter of Credit Fee Rate on the daily amount available to be drawn under each Standby Letter of Credit, and (ii) to the Issuing Lender for its own account a fronting fee equal to one eighth of one percent (0.125%) per annum on the daily amount available to be drawn under each Letter of Credit. All Letter of Credit Fees and fronting fees shall be computed on the basis of a year of 360 days and actual days elapsed and shall be payable quarterly in arrears on each Payment Date following issuance of each Letter of Credit. The Borrower shall also pay (in Dollars) to the Issuing Lender for the Issuing Lender's sole account the Issuing Lender's then in effect customary fees and administrative expenses payable with respect to the Letters of Credit as the Issuing Lender may generally charge or incur from time to time in connection with the issuance, maintenance, amendment (if any), assignment or transfer (if any), negotiation, and administration of Letters of Credit.

2.9.3   Disbursements, Reimbursement. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Issuing Lender a participation in such Letter of Credit and each drawing thereunder in an amount equal to such Lender's Ratable Share of the maximum amount available to be drawn under such Letter of Credit and the amount of such drawing, respectively, in each case in the currency in which each Letter of Credit is issued.

2.9.3.1   In the event of any request for a drawing under a Letter of Credit by the beneficiary or transferee thereof, the Issuing Lender will promptly notify the Borrower and the Administrative Agent thereof. Provided that it shall have received such notice, the Borrower shall reimburse (such obligation to reimburse the Issuing Lender shall sometimes be referred to as a "**Reimbursement Obligation**") the Issuing Lender prior to 12:00 noon on each date that an amount is paid by the Issuing Lender under any Letter of Credit (each such date, a "**Drawing Date**") by paying to the Administrative Agent for the account of the Issuing Lender an amount equal to the amount so paid by the Issuing Lender in the same currency as paid, unless otherwise required by the Administrative Agent or the Issuing Lender. In the event the Borrower fails to reimburse the Issuing Lender (through the Administrative Agent) for the full amount of any drawing under any Letter of Credit by 12:00 noon on the Drawing Date, the Administrative Agent will promptly notify each Lender thereof, and the Borrower shall be deemed to have requested that Revolving Credit Loans in U.S. Dollars (and, if the Letter of Credit was denominated in another currency, in the Dollar Equivalent amount to the amount paid by the Issuing Lender in such other currency on the Drawing Date thereof) be made by the Lenders under the Base Rate Option to be disbursed on the Drawing Date under such Letter of Credit, subject to the amount of the unutilized portion of the Revolving Credit Commitment and subject to the conditions set forth in Section 6.2 [Each Loan or Letter of Credit] other than any notice requirements. Any notice given by the Administrative Agent or Issuing Lender pursuant to this Section 2.9.3.1 may be oral if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

2.9.3.2 Each Lender shall upon any notice pursuant to Section 2.9.3.1 make available to the Administrative Agent for the account of the Issuing Lender an amount in Dollars in immediately available funds equal to its Ratable Share of the amount of the drawing (and, if the Letter of Credit was denominated in another currency, in the Dollar Equivalent amount to the amount paid by the Issuing Lender in such other currency on the Drawing Date thereof), whereupon the participating Lenders shall (subject to Section 2.9.3 [Disbursements; Reimbursement]) each be deemed to have made a Revolving Credit Loan under the Base Rate Option to the Borrower in that amount. If any Lender so notified fails to make available in Dollars to the Administrative Agent for the account of the Issuing Lender the amount of such Lender's Ratable Share of such amount by no later than 2:00 p.m. on the Drawing Date, then interest shall accrue on such Lender's obligation to make such payment, from the Drawing Date to the date on which such Lender makes such payment (i) at a rate per annum equal to the Federal Funds Effective Rate during the first three (3) days following the Drawing Date and (ii) at a rate per annum equal to the rate applicable to Revolving Credit Loans under the Base Rate Option on and after the fourth day following the Drawing Date. The Administrative Agent and the Issuing Lender will promptly give notice (as described in Section 2.9.3.1 above) of the occurrence of the Drawing Date, but failure of the Administrative Agent or the Issuing Lender to give any such notice on the Drawing Date or in sufficient time to enable any Lender to effect such payment on such date shall not relieve such Lender from its obligation under this Section 2.9.3.2.

2.9.3.3 With respect to any unreimbursed drawing that is not converted into Revolving Credit Loans in Dollars under the Base Rate Option to the Borrower in whole or in part as contemplated by Section 2.9.3.1, because of the Borrower's failure to satisfy the conditions set forth in Section 6.2 [Each Loan or Letter of Credit] other than any notice requirements, or for any other reason, the Borrower shall be deemed to have incurred from the Issuing Lender a borrowing (each a "**Letter of Credit Borrowing**") in Dollars in the amount of such drawing (and, if the Letter of Credit was denominated in another currency, in the Dollar Equivalent amount to the amount paid by the Issuing Lender in such other currency on the Drawing Date thereof). Such Letter of Credit Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the rate per annum applicable to the Revolving Credit Loans under the Base

Rate Option. Each Lender's payment to the Administrative Agent for the account of the Issuing Lender pursuant to Section 2.9.3 [Disbursements, Reimbursement] shall be deemed to be a payment in respect of its participation in such Letter of Credit Borrowing (each a "**Participation Advance**") from such Lender in satisfaction of its participation obligation under this Section 2.9.3.

2.9.4   Repayment of Participation Advances.

2.9.4.1   Upon (and only upon) receipt by the Administrative Agent for the account of the Issuing Lender of immediately available funds from the Borrower (i) in reimbursement of any payment made by the Issuing Lender under the Letter of Credit with respect to which any Lender has made a Participation Advance to the Administrative Agent, or (ii) in payment of interest on such a payment made by the Issuing Lender under such a Letter of Credit, the Administrative Agent on behalf of the Issuing Lender will pay to each Lender, in the same funds as those received by the Administrative Agent, the amount of such Lender's Ratable Share of such funds, except the Administrative Agent shall retain for the account of the Issuing Lender the amount of the Ratable Share of such funds of any Lender that did not make a Participation Advance in respect of such payment by the Issuing Lender.

2.9.4.2   If the Administrative Agent is required at any time to return to any Loan Party, or to a trustee, receiver, liquidator, custodian, or any official in any Insolvency Proceeding, any portion of any payment made by any Loan Party to the Administrative Agent for the account of the Issuing Lender pursuant to this Section in reimbursement of a payment made under any Letter of Credit or interest or fees thereon, each Lender shall, on demand of the Administrative Agent, forthwith return to the Administrative Agent for the account of the Issuing Lender the amount of its Ratable Share of any amounts so returned by the Administrative Agent plus interest thereon from the date such demand is made to the date such amounts are returned by such Lender to the Administrative Agent, at a rate per annum equal to the Federal Funds Effective Rate (or, for any payment in an Alternate Currency, the Overnight Rate) in effect from time to time.

2.9.5   Documentation. Each Loan Party agrees to be bound by the terms of the Issuing Lender's application and agreement for letters of credit and the Issuing Lender's written regulations and customary practices relating to letters of credit, though such interpretation may be different from such Loan Party's own. In the event of a conflict between such application or agreement and this Agreement, this Agreement shall govern. It is understood and agreed that, except in the case of gross negligence or willful misconduct, the Issuing Lender shall not be liable for any error, negligence and/or mistakes, whether of omission or commission, in following any Loan Party's instructions or those contained in the Letters of Credit or any modifications, amendments or supplements thereto.

2.9.6   Determinations to Honor Drawing Requests. In determining whether to honor any request for drawing under any Letter of Credit by the beneficiary thereof, the Issuing Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

2.9.7 <u>Nature of Participation and Reimbursement Obligations</u>. Each Lender's obligation in accordance with this Agreement to make the Revolving Credit Loans or Participation Advances, as contemplated by Section 2.9.3 [Disbursements, Reimbursement], as a result of a drawing under a Letter of Credit, and the Obligations of the Borrower to reimburse the Issuing Lender upon a draw under a Letter of Credit, shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Section 2.9 under all circumstances, including the following circumstances:

(i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Issuing Lender or any of its Affiliates, the Borrower or any other Person for any reason whatsoever, or which any Loan Party may have against the Issuing Lender or any of its Affiliates, any Lender or any other Person for any reason whatsoever;

(ii) the failure of any Loan Party or any other Person to comply, in connection with a Letter of Credit Borrowing, with the conditions set forth in Sections 2.1 [~~Revolving Credit~~ Commitments], 2.5 [~~Revolving Credit~~ Loan Requests; Swing Loan Requests], 2.6 [Making Revolving Credit Loans and Swing Loans; Etc.] or 6.2 [Each Loan or Letter of Credit] or as otherwise set forth in this Agreement for the making of a Revolving Credit Loan, it being acknowledged that such conditions are not required for the making of a Letter of Credit Borrowing and the obligation of the Lenders to make Participation Advances under Section 2.9.3 [Disbursements, Reimbursement];

(iii) any lack of validity or enforceability of any Letter of Credit;

(iv) any claim of breach of warranty that might be made by any Loan Party or any Lender against any beneficiary of a Letter of Credit, or the existence of any claim, set-off, recoupment, counterclaim, crossclaim, defense or other right which any Loan Party or any Lender may have at any time against a beneficiary, successor beneficiary any transferee or assignee of any Letter of Credit or the proceeds thereof (or any Persons for whom any such transferee may be acting), the Issuing Lender or its Affiliates or any Lender or any other Person, whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between any Loan Party or Subsidiaries of a Loan Party and the beneficiary for which any Letter of Credit was procured);

(v) the lack of power or authority of any signer of (or any defect in or forgery of any signature or endorsement on) or the form of or lack of validity, sufficiency, accuracy, enforceability or genuineness of any draft, demand, instrument, certificate or other document presented under or in connection with any Letter of Credit, or any fraud or alleged fraud in connection with any Letter of Credit, or the transport of any property or provision of services relating to a Letter of Credit, in each case even if the Issuing Lender or any of its Affiliates has been notified thereof;

(vi)   payment by the Issuing Lender or any of its Affiliates under any Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit;

(vii)   the solvency of, or any acts or omissions by, any beneficiary of any Letter of Credit, or any other Person having a role in any transaction or obligation relating to a Letter of Credit, or the existence, nature, quality, quantity, condition, value or other characteristic of any property or services relating to a Letter of Credit;

(viii)   any failure by the Issuing Lender or any of its Affiliates to issue any Letter of Credit in the form requested by any Loan Party, unless the Issuing Lender has received written notice from such Loan Party of such failure within three Business Days after the Issuing Lender shall have furnished such Loan Party and the Administrative Agent a copy of such Letter of Credit and such error is material and no drawing has been made thereon prior to receipt of such notice;

(ix)   any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of any Loan Party or Subsidiaries of a Loan Party;

(x)   any breach of this Agreement or any other Loan Document by any party thereto;

(xi)   the occurrence or continuance of an Insolvency Proceeding with respect to any Loan Party;

(xii)   the fact that an Event of Default or a Potential Default shall have occurred and be continuing;

(xiii)   the fact that the Expiration Date shall have passed or this Agreement or the Commitments hereunder shall have been terminated; and

(xiv)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

2.9.8   Indemnity. The Borrower hereby agrees to protect, indemnify, pay and save harmless the Issuing Lender and any of its Affiliates that has issued a Letter of Credit from and against any and all claims, demands, liabilities, damages, taxes, penalties, interest, judgments, losses, costs, charges and expenses (including reasonable fees, expenses and disbursements of counsel and allocated costs of internal counsel) which the Issuing Lender or any of its Affiliates may incur or be subject to as a consequence, direct or indirect, of the issuance of any Letter of Credit, other than as a result of the gross negligence or willful misconduct of the Issuing Lender as determined by a final non-appealable judgment of a court of competent jurisdiction.

2.9.9   Liability for Acts and Omissions. As between any Loan Party and the Issuing Lender, or the Issuing Lender's Affiliates, such Loan Party assumes all risks of the acts and omissions of, or misuse of the Letters of Credit by, the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, the Issuing Lender shall not be responsible for any of the following, including any losses or damages to any Loan Party or other Person or property relating therefrom: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for an issuance of any such Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged (even if the Issuing Lender or its Affiliates shall have been notified thereof); (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) the failure of the beneficiary of any such Letter of Credit, or any other party to which such Letter of Credit may be transferred, to comply fully with any conditions required in order to draw upon such Letter of Credit or any other claim of any Loan Party against any beneficiary of such Letter of Credit, or any such transferee, or any dispute between or among any Loan Party and any beneficiary of any Letter of Credit or any such transferee; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) errors in interpretation of technical terms; (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (vii) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; or (viii) any consequences arising from causes beyond the control of the Issuing Lender or its Affiliates, as applicable, including any act or omission of any Official Body, and none of the above shall affect or impair, or prevent the vesting of, any of the Issuing Lender's or its Affiliates rights or powers hereunder. Nothing in the preceding sentence shall relieve the Issuing Lender from liability for the Issuing Lender's gross negligence or willful misconduct in connection with actions or omissions described in such clauses (i) through (viii) of such sentence. In no event shall the Issuing Lender or its Affiliates be liable to any Loan Party for any indirect, consequential, incidental, punitive, exemplary or special damages or expenses (including attorneys' fees), or for any damages resulting from any change in the value of any property relating to a Letter of Credit.

Without limiting the generality of the foregoing, the Issuing Lender and each of its Affiliates (i) may rely on any oral or other communication believed in good faith by the Issuing Lender or such Affiliate to have been authorized or given by or on behalf of the applicant for a Letter of Credit, (ii) may honor any presentation if the documents presented appear on their face substantially to comply with the terms and conditions of the relevant Letter of Credit; (iii) may honor a previously dishonored presentation under a Letter of Credit, whether such dishonor was pursuant to a court order, to settle or compromise any claim of wrongful dishonor, or otherwise, and shall be entitled to reimbursement to the same extent as if such presentation had initially been honored, together with any interest paid by the Issuing Lender or its Affiliate; (iv) may honor any drawing that is payable upon presentation of a statement advising negotiation or payment, upon receipt of such statement (even if such statement indicates that a draft or other

51

document is being delivered separately), and shall not be liable for any failure of any such draft or other document to arrive, or to conform in any way with the relevant Letter of Credit; (v) may pay any paying or negotiating bank claiming that it rightfully honored under the laws or practices of the place where such bank is located; and (vi) may settle or adjust any claim or demand made on the Issuing Lender or its Affiliate in any way related to any order issued at the applicant's request to an air carrier, a letter of guarantee or of indemnity issued to a carrier or any similar document (each an "**Order**") and honor any drawing in connection with any Letter of Credit that is the subject of such Order, notwithstanding that any drafts or other documents presented in connection with such Letter of Credit fail to conform in any way with such Letter of Credit.

In furtherance and extension and not in limitation of the specific provisions set forth above, any action taken or omitted by the Issuing Lender or its Affiliates under or in connection with the Letters of Credit issued by it or any documents and certificates delivered thereunder, if taken or omitted in good faith, shall not put the Issuing Lender or its Affiliates under any resulting liability to the Borrower or any Lender.

2.9.10   Issuing Lender Reporting Requirements. Each Issuing Lender shall, on the first Business Day of each month, provide to Administrative Agent and Borrower a schedule of the Letters of Credit issued by it, in form and substance satisfactory to Administrative Agent, showing the date of issuance of each Letter of Credit, the account party, the original face amount (if any), the applicable Alternate Currency if not in Dollars, and the expiration date of any Letter of Credit outstanding at any time during the preceding month, and any other information relating to such Letter of Credit that the Administrative Agent may request.

2.10   Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)   fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender pursuant to Section 2.3 [Commitment Fees];

(ii)   the Commitment and outstanding Loans of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.1 [Modifications, Amendments or Waivers]); provided, that this clause (ii) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender pursuant to the terms of this Agreement;

(iii)   if any Swing Loans are outstanding or any Letter of Credit Obligations exist at the time such Lender becomes a Defaulting Lender, then:

(a)   all or any part of the outstanding Swing Loans and Letter of Credit Obligations of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Ratable Shares but only to the extent that (x) the Revolving Facility Usage does not exceed the total of all non-Defaulting Lenders' Revolving Credit Commitments, and (y) no Potential Default or Event of Default has occurred and is continuing at such time;

(b)   if the reallocation described in clause (a) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by the Administrative Agent (x) *first*, prepay such outstanding Swing Loans, and (y) *second*, cash collateralize for the benefit of the Issuing Lender the Borrower's obligations corresponding to such Defaulting Lender's Letter of Credit Obligations (after giving effect to any partial reallocation pursuant to clause (a) above) in a deposit account held at the Administrative Agent for so long as such Letter of Credit Obligations are outstanding;

(c)   if the Borrower cash collateralizes any portion of such Defaulting Lender's Letter of Credit Obligations pursuant to clause (b) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.9.2 [Letter of Credit Fees] with respect to such Defaulting Lender's Letter of Credit Obligations during the period such Defaulting Lender's Letter of Credit Obligations are cash collateralized;

(d)   if the Letter of Credit Obligations of the non-Defaulting Lenders are reallocated pursuant to clause (a) above, then the fees payable to the Lenders pursuant to Section 2.9.2 [Letter of Credit Fees] shall be adjusted in accordance with such non-Defaulting Lenders' Ratable Share; and

(e)   if all or any portion of such Defaulting Lender's Letter of Credit Obligations are neither reallocated nor cash collateralized pursuant to clause (a) or (b) above, then, without prejudice to any rights or remedies of the Issuing Lender or any other Lender hereunder, all Letter of Credit Fees payable under Section 2.9.2 [Letter of Credit Fees] with respect to such Defaulting Lender's Letter of Credit Obligations shall be payable to the Issuing Lender (and not to such Defaulting Lender) until and to the extent that such Letter of Credit Obligations are reallocated and/or cash collateralized; and

(iv)   so long as such Lender is a Defaulting Lender, PNC shall not be required to fund any Swing Loans and the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless the Issuing Lender is satisfied that the related exposure and the Defaulting Lender's then outstanding Letter of Credit Obligations will be one hundred percent (100%) covered by the Revolving Credit Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.10(iii), and participating interests in any newly made Swing Loan or any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.10(iii)(a) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to a parent company of any Lender shall occur following the ~~date hereof~~Closing Date and for so long as such event shall continue, or (ii)

PNC or the Issuing Lender has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, PNC shall not be required to fund any Swing Loan and the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless PNC or the Issuing Lender, as the case may be, shall have entered into arrangements with the Borrower or such Lender, satisfactory to PNC or the Issuing Lender, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Borrower, PNC and the Issuing Lender agree in writing that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Administrative Agent will so notify the parties hereto, and the Ratable Share of the Swing Loans and Letter of Credit Obligations of the Lenders shall be readjusted to reflect the inclusion of such Lender's Commitment, and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swing Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Ratable Share.

2.11   Utilization of Commitments in Optional Currencies.

2.11.1   Periodic Computations of Dollar Equivalent Amounts of Revolving Credit Loans that are Optional Currency Loans and Letters of Credit Outstanding; Repayment in Same Currency. For purposes of determining utilization of the Revolving Credit Commitments, the Administrative Agent will determine the Dollar Equivalent amount of (i) the outstanding and proposed Revolving Credit Loans that are Optional Currency Loans and Letters of Credit to be denominated in an Alternate Currency as of the requested Borrowing Date or date of issuance, as the case may be, (ii) the outstanding Letter of Credit Obligations denominated in an Alternate Currency as of the last Business Day of each month, and (iii) the outstanding Revolving Credit Loans denominated in an Optional Currency as of the end of each Interest Period (each such date under clauses (i) through (iii), and any other date on which the Administrative Agent determines it is necessary or advisable to make such computation, in its sole discretion, is referred to as a "**Computation Date**"). Unless otherwise provided in this Agreement or agreed to by the Administrative Agent and the Company, each Loan and Reimbursement Obligation shall be repaid or prepaid in the same currency in which the Loan or Reimbursement Obligation was made.

2.11.2   European Monetary Union.

(i)   Payments In Euros Under Certain Circumstances. If (i) any Optional Currency ceases to be lawful currency of the nation issuing the same and is replaced by the Euro or (ii) any Optional Currency and the Euro are at the same time recognized by any governmental authority of the nation issuing such currency as lawful currency of such nation and the Administrative Agent or the Required Lenders shall so request in a notice delivered to the Borrower, then any amount payable hereunder by any party hereto in such Optional Currency shall instead be payable in the Euro and the amount so payable shall be determined by translating the amount payable in such Optional Currency to the Euro at the exchange rate established by that nation for the purpose of implementing the replacement of the relevant Optional Currency by the Euro (and the provisions governing payments in Optional Currencies in this Agreement shall apply to such payment in the Euro as if such payment in the Euro were a payment in an Optional Currency). Prior to the occurrence of the event or events described in clause (i) or (ii) of the preceding sentence, each amount payable hereunder in any Optional Currency will, except as otherwise provided herein, continue to be payable only in that currency.

(ii)   Additional Compensation Under Certain Circumstances. The Borrower agrees, at the request of any Lender, to compensate such Lender for any loss, cost, expense or reduction in return that such Lender shall reasonably determine shall be incurred or sustained by such Lender as a result of the replacement of any Optional Currency by the Euro and that would not have been incurred or sustained but for the transactions provided for herein. A certificate of any Lender setting forth such Lender's determination of the amount or amounts necessary to compensate such Lender shall be delivered to the Borrower and shall be conclusive absent manifest error so long as such determination is made on a reasonable basis. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(iii)   Requests for Additional Optional Currencies.   The Borrower may deliver to the Administrative Agent a written request that Revolving Credit Loans hereunder also be permitted to be made in any other lawful currency (other than Dollars), in addition to the currencies specified in the definition of "Optional Currency" herein, provided that such currency must be freely traded in the offshore interbank foreign exchange markets, freely transferable, freely convertible into Dollars and available to the Lenders in the Relevant Interbank Market. The Administrative Agent will promptly notify the Lenders of any such request promptly after the Administrative Agent receives such request. The Administrative Agent will promptly notify the Borrower of the acceptance or rejection by the Administrative Agent and each of the Lenders of the Borrower's request. The requested currency shall be approved as an Optional Currency hereunder only if the Administrative Agent and all of the Lenders approve of the Borrower's request.

2.12   ~~Increase in Revolving Credit Commitments.~~2.12   Increase in Revolving Credit Commitments

2.12.1   Increasing Lenders and New Lenders. The Borrower may, at any time and from time to time after the Closing Date, request that (1) the current Lenders increase their Revolving Credit Commitments (any current Lender which elects to increase its Revolving Credit Commitment shall be referred to as an "**Increasing Lender**") or (2) one or more new lenders (each, a "**New Lender**") join this Agreement and provide a Revolving Credit Commitment hereunder, subject to the following terms and conditions:

(i)   No Obligation to Increase. No current Lender shall be obligated to increase its Revolving Credit Commitment and any increase in the Revolving Credit Commitment by any current Lender shall be in the sole discretion of such current Lender.

(ii)   Defaults.   There shall exist no Event of Default or Potential Default on the effective date of such increase after giving effect to such increase.

(iii)   Aggregate Revolving Credit Commitments. After giving effect to such increase, the total Revolving Credit Commitments shall not exceed Two Hundred Fifty Million and 00/100 Dollars ($250,000,000.00).

(iv)   Multiple Options. The Borrower may request an increase pursuant to this Section 2.12 [Increase in Revolving Credit Commitments] up to two (2) times after the Closing Date during the term of this Agreement; provided, however, subject to the other terms of this Section 2.12 [Increase in Revolving Credit Commitments], each such increase shall be in an amount equal to or greater than Twenty Million and 00/100 Dollars ($20,000,000.00) (or, if less, the difference of (a) Fifty Million and 00/100 Dollars ($50,000,000.00) minus (b) the aggregate increases in the Revolving Credit Commitments theretofore requested).

(v)   Resolutions.   The Loan Parties shall deliver to the Administrative Agent in a form reasonably acceptable to the Administrative Agent, on or before the effective date of such increase, certifications of their corporate secretaries (or other authorized officer) with attached resolutions certifying that the increase in the Revolving Credit Commitment has been approved by such Loan Parties.

(vi)   Notes and Other Documents. The Borrower shall execute and deliver (1) to each Increasing Lender a replacement revolving credit Note reflecting the new amount of such Increasing Lender's Revolving Credit Commitment after giving effect to the increase (and any prior Note issued to such Increasing Lender shall be deemed to be terminated and returned to the Borrower), (2) to each New Lender a revolving credit Note reflecting the amount of such New Lender's Revolving Credit Commitment and (3) an amendment or modification to this Agreement providing for such increased or additional Revolving Credit Commitments, to be executed by the Borrower, the Administrative Agent and any Lenders (including any New Lender) agreeing to increase their existing Revolving Credit Commitment or extend a new Revolving Credit Commitment, as the case may be, along with such additional Loan Documents (including, without limitation, legal opinion(s) as shall be required by the Administrative Agent in its reasonable discretion.

(vii) ~~Approval of New Lenders. Any New Lender shall be subject to the approval of the Administrative Agent, which approval shall not be unreasonably withheld.~~

(viii) ~~Increasing Lenders. Each Increasing Lender shall confirm its agreement to increase its Revolving Credit Commitment pursuant to an acknowledgement in a form acceptable to the Administrative Agent, signed by it and the Borrower and delivered to the Administrative Agent at least five (5) days before the effective date of such increase.~~

(ix) ~~New Lenders; Joinder. Each New Lender shall execute a lender joinder in form and substance reasonably~~ satisfactory to the Administrative Agent ~~pursuant to which such New Lender shall join and become a party to this Agreement and the other Loan Documents with a Revolving Credit Commitment in the amount set forth in such lender joinder.~~

~~2.12.2 Treatment of Outstanding Loans.~~

~~2.12.2.1 Repayment of Outstanding Loans; Borrowing of New Loans. On the effective date of such increase, the Borrower shall repay all Loans then outstanding, subject to the Borrower's indemnity obligations under Section 4.10 [Indemnity]; provided that it may borrow new Loans with a Borrowing Date on such date. Each of the Lenders shall participate in any new Loans made on or after such date in accordance with their respective Ratable Shares after giving effect to the increase in Revolving Credit Commitments contemplated by this Section 2.12 [Increase in Revolving Credit Commitments].~~

~~2.12.2.2 Outstanding Letters of Credit; Repayment of Outstanding Loans; Borrowing of New Loans. On the effective date of such increase, each Increasing Lender and each New Lender (i) will be deemed to have purchased a participation in each then outstanding Letter of Credit equal to its Ratable Share of such Letter of Credit and the participation of each other Lender in such Letter of Credit shall be adjusted accordingly and (ii) will acquire, (and will pay to the Administrative Agent, for the account of each Lender, in immediately available funds, an amount equal to) its Ratable Share of all outstanding Participation Advances.~~. [Reserved].

3. <u>INTEREST RATES</u>

3.1 <u>Interest Rate Options</u>. The Borrower shall pay interest in respect of the outstanding unpaid principal amount of the Loans as selected by it from the Base Rate Option or Euro-Rate Option set forth below applicable to the Loans, it being understood that, subject to the provisions of this Agreement, the Borrower may select different Interest Rate Options and different Interest Periods to apply simultaneously to the Loans comprising different Borrowing Tranches and may convert to or renew one or more Interest Rate Options with respect to all or any portion of the Loans comprising any Borrowing Tranche; provided that there shall not be at any one time outstanding more than ten (10) Borrowing Tranches in the aggregate among all of the Loans and provided further

that if an Event of Default or Potential Default exists and is continuing, the Borrower may not request, convert to, or renew the Euro-Rate Option for any Loans and the Required Lenders may demand that all existing Borrowing Tranches bearing interest under the Euro-Rate Option shall be converted immediately to the Base Rate Option, subject to the obligation of the Borrower to pay any indemnity under Section 4.10 [Indemnity] in connection with such conversion. If at any time the designated rate applicable to any Loan made by any Lender exceeds such Lender's highest lawful rate, the rate of interest on such Lender's Loan shall be limited to such Lender's highest lawful rate. Interest on the principal amount of each Optional Currency Loan shall be paid by the Borrower in such Optional Currency.

3.1.1 Revolving Credit Interest Rate Options. The Borrower shall have the right to select from the following Interest Rate Options applicable to the Revolving Credit Loans, provided that any Loan made in an Optional Currency shall bear interest at the Euro-Rate:

(i) Revolving Credit Base Rate Option: A fluctuating rate per annum equal to the Base Rate plus the Applicable Margin, such interest rate to change automatically from time to time effective as of the effective date of each change in the Base Rate; or

(ii) Revolving Credit Euro-Rate Option: A rate per annum equal to the Euro-Rate as determined for each applicable Interest Period plus the Applicable Margin.

3.1.2 Term Loan Interest Rate Options. The Borrower shall have the right to select from the following Interest Rate Options applicable to the Term Loans:

(i) Term Facility Base Rate Option: A fluctuating rate per annum equal to the Base Rate plus two and one-half percent (2.50%), such interest rate to change automatically from time to time effective as of the effective date of each change in the Base Rate; or

(ii) Term Facility Euro-Rate Option: A rate per annum equal to the Euro-Rate as determined for each applicable Interest Period plus three and one-half percent (3.50%).

3.1.3 Swing Loan Interest Rate Options. Each Swing Loan shall bear interest at a rate per annum equal to (i) the Base Rate plus the Applicable Margin, such interest rate to change automatically from time to time effective as of the effective date of each change in the Base Rate, or (ii) the Daily LIBOR Rate plus the Applicable Margin for Loans bearing interest under the Euro-Rate Option, such interest rate to change automatically from time to time effective as of each change in the Daily LIBOR Rate.

~~3.1.3~~3.1.4 Rate Calculations; Rate Quotations. All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to the Daily LIBOR Rate) shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest

shall be made on the basis of a 360-day year and actual days elapsed or, in the case of interest in respect of Loans denominated in Optional Currencies as to which market practice differs from the foregoing, in accordance with such market practice. The Borrower may call the Administrative Agent on or before the date on which a Loan Request is to be delivered to receive an indication of the rates then in effect, but it is acknowledged that such projection shall not be binding on the Administrative Agent or the Lenders nor affect the rate of interest which thereafter is actually in effect when the election is made.

3.2　　Interest Periods. At any time when the Borrower shall select, convert to or renew a Euro-Rate Option, the Borrower shall notify the Administrative Agent thereof by delivering a Loan Request to the Administrative Agent (i) at least three (3) Business Days prior to the effective date of such Euro-Rate Option with respect to a Loan denominated in Dollars, and (ii) at least four (4) Business Days prior to the effective date of such Euro-Rate Option with respect to an Optional Currency Loan. The notice shall specify an Interest Period during which such Interest Rate Option shall apply. Notwithstanding the preceding sentence, the following provisions shall apply to any selection of, renewal of, or conversion to a Euro-Rate Option:

3.2.1　　Amount of Borrowing Tranche. Each Borrowing Tranche of Loans under the Euro-Rate Option shall be in integral multiples of, and not less than, the respective amounts set forth in Section 2.5.1 [Revolving Credit Loan Requests]; and

3.2.2　　Renewals. In the case of the renewal of a Euro-Rate Option at the end of an Interest Period, the first day of the new Interest Period shall be the last day of the preceding Interest Period, without duplication in payment of interest for such day.

3.2.3　　No Conversion of Optional Currency Loans. No Optional Currency Loan may be converted into a Loan with a different Interest Rate Option, or a Loan denominated in a different Optional Currency.

3.3　　Interest After Default. To the extent permitted by Law, upon the occurrence of an Event of Default and until such time such Event of Default shall have been cured or waived, at the discretion of the Administrative Agent or upon written demand by the Required Lenders to the Administrative Agent:

3.3.1　　Letter of Credit Fees, Interest Rate. The Letter of Credit Fees and the rate of interest for each Loan otherwise applicable pursuant to Section 2.9.2 [Letter of Credit Fees] or Section 3.1 [Interest Rate Options], respectively, shall be increased by two percent (2.0%) per annum;

3.3.2　　Other Obligations. Each other Obligation hereunder if not paid when due shall bear interest at a rate per annum equal to the sum of the rate of interest applicable to Revolving Credit Loans under the Base Rate Option plus an additional two percent (2.0%) per annum from the time such Obligation becomes due and payable and until it is Paid In Full; and

3.3.3   Acknowledgment. The Borrower acknowledges that the increase in rates referred to in this Section 3.3 reflects, among other things, the fact that such Loans or other amounts have become a substantially greater risk given their default status and that the Lenders are entitled to additional compensation for such risk; and all such interest shall be payable by Borrower upon demand by Administrative Agent.

3.4   Rates Unascertainable; Illegality; Increased Costs; Deposits Not Available; Optional Currency Not Available.

3.4.1   Unascertainable. If on any date on which a Euro-Rate would otherwise be determined, the Administrative Agent shall have determined that:

(i)   adequate and reasonable means do not exist for ascertaining such Euro-Rate, or

(ii)   a contingency has occurred which materially and adversely affects the Relevant Interbank Market relating to the Euro-Rate,

then the Administrative Agent shall have the rights specified in Section 3.4.4 [Administrative Agent's and Lender's Rights].

3.4.2   Illegality; Increased Costs. If at any time any Lender shall have determined that:

(i)   the making, maintenance or funding of any Loan to which a Euro-Rate Option applies has been made impracticable or unlawful by compliance by such Lender in good faith with any Law or any interpretation or application thereof by any Official Body or with any request or directive of any such Official Body (whether or not having the force of Law), or

(ii)   such Euro-Rate Option will not adequately and fairly reflect the cost to such Lender of the establishment or maintenance of any such Loan,

then the Administrative Agent shall have the rights specified in Section 3.4.4 [Administrative Agent's and Lender's Rights].

3.4.3   Optional Currency Not Available. If at any time the Administrative Agent shall have determined that a fundamental change has occurred in the foreign exchange or interbank markets with respect to any Optional Currency (including, without limitation, changes in national or international financial, political or economic conditions or currency exchange rates or exchange controls), then (i) the Administrative Agent shall notify the Borrower of any such determination, and (ii) the Administrative Agent shall have the rights specified in Section 3.4.4 [Administrative Agent's and Lender's Rights].

3.4.4   Administrative Agent's and Lender's Rights. In the case of any event specified in Section 3.4.1 [Unascertainable] above, the Administrative Agent shall promptly so notify the Lenders and the Borrower thereof, in the case of an event specified in Section 3.4.2 [Illegality; Increased Costs], and in the case of an event specified in Section 3.4.3 [Optional Currency Not Available] above, such Lender shall promptly so notify the Administrative Agent and endorse a certificate to such notice as to the specific circumstances of such notice, and the Administrative Agent shall promptly send copies of such notice and certificate to the other Lenders and the Borrower. Upon such date as shall be specified in such notice (which shall not be earlier than the date such notice is given), the obligation of (A) the Lenders, in the case of such notice given by the Administrative Agent, or (B) such Lender, in the case of such notice given by such Lender, to allow the Borrower to select, convert to or renew a Euro-Rate Option or select an Optional Currency, as applicable, shall be suspended until the Administrative Agent shall have later notified the Borrower, or such Lender shall have later notified the Administrative Agent, of the Administrative Agent's or such Lender's, as the case may be, determination that the circumstances giving rise to such previous determination no longer exist. If at any time the Administrative Agent makes a determination under Section 3.4.1 [Unascertainable] and the Borrower has previously notified the Administrative Agent of its selection of, conversion to or renewal of a Euro-Rate Option and such Interest Rate Option has not yet gone into effect, such notification shall be deemed to provide for selection of, conversion to or renewal of the Base Rate Option otherwise available with respect to such Loans. If any Lender notifies the Administrative Agent of a determination under Section 3.4.2 [Illegality; Increased Costs; Deposits Not Available], the Borrower shall, subject to the Borrower's indemnification Obligations under Section 4.10 [Indemnity], as to any Loan of the Lender to which a Euro-Rate Option applies, on the date specified in such notice either (i) as applicable, convert such Loan to the Base Rate Option otherwise available with respect to such Loan or select a different Optional Currency or Dollars, or (ii) prepay such Loan in accordance with Section 4.6 [Voluntary Prepayments]. Absent due notice from the Borrower of conversion or prepayment, such Loan shall automatically be converted to the Base Rate Option otherwise available with respect to such Loan upon such specified date. If the Administrative Agent makes a determination under Section 3.4.3 [Optional Currency Not Available] then, until the Administrative Agent notifies the Borrower that the circumstances giving rise to such determination no longer exist, (i) the availability of Loans in the affected Optional Currency shall be suspended, (ii) the outstanding Loans in such affected Optional Currency shall be converted into Dollar Loans (in an amount equal to the Dollar Equivalent of such outstanding Optional Currency Loans) (x) on the last day of the then current Interest Period if the Lenders may lawfully continue to maintain Loans in such Optional Currency to such day, or (y) immediately if the Lenders may not lawfully continue to maintain Loans in such Optional Currency, and interest thereon shall thereafter accrue at the Base Rate Option.

3.5   Selection of Interest Rate Options. If the Borrower fails to select a new Interest Period to apply to any Borrowing Tranche of Loans under the Euro-Rate Option at the expiration of an existing Interest Period applicable to such Borrowing Tranche in accordance with the provisions of Section 3.2 [Interest Periods], the Borrower shall be deemed to have converted such Borrowing Tranche to the Base Rate Option as applicable to Revolving Credit Loans commencing upon the last day of the existing Interest Period, and such currency conversion to U.S. Dollars shall be determined by the Administrative Agent at the time of such conversion.

4.   PAYMENTS

4.1   Payments. All payments and prepayments to be made in respect of principal, interest, Commitment Fees, Letter of Credit Fees, Administrative Agent's Fee or other fees or amounts due from the Borrower hereunder shall be payable prior to 1:00 p.m. on the date when due without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Borrower, and without set-off, counterclaim or other deduction of any nature, and an action therefor shall immediately accrue. Such payments shall be made to the Administrative Agent at the Principal Office for the account of PNC with respect to the Swing Loans and for the ratable accounts of the Lenders with respect to the Revolving Credit Loans ~~in U.S. Dollars~~ and Term Loans in immediately available funds, and the Administrative Agent shall promptly distribute such amounts to the Lenders in immediately available funds; provided that in the event payments are received by 1:00 p.m. by the Administrative Agent with respect to the Loans and such payments are not distributed to the Lenders on the same day received by the Administrative Agent, the Administrative Agent shall pay the Lenders interest at the Federal Funds Effective Rate in the case of Loans or other amounts due in Dollars, or the Overnight Rate in the case of Loans or other amounts due in an Optional Currency, with respect to the amount of such payments for each day held by the Administrative Agent and not distributed to the Lenders. The Administrative Agent's and each Lender's statement of account, ledger or other relevant record shall, in the absence of manifest error, be conclusive as the statement of the amount of principal of and interest on the Loans and other amounts owing under this Agreement (including the Equivalent Amounts of the applicable currencies where such computations are required) and shall be deemed an "account stated". All payments of principal and interest made in respect of the Loans must be repaid in the same currency (whether Dollars or the applicable Optional Currency) in which such Loan was made and all Unpaid Drawings with respect to each Letter of Credit shall be made in the same currency (whether Dollars or the applicable Alternate Currency) in which such Letter of Credit was issued. The Administrative Agent may (but shall not be obligated to) debit the amount of any such payment which is not made by such time to any ordinary deposit account of the applicable Borrower with the Administrative Agent.

4.2   Pro Rata Treatment of Lenders. Each borrowing of Revolving Credit Loans shall be allocated to each Lender according to its Ratable Share, and each selection of, conversion to or renewal of any Interest Rate Option and each payment or prepayment by the Borrower with respect to principal, interest, Commitment Fees and Letter of Credit Fees (but excluding the Administrative Agent's Fee and the Issuing Lender's fronting fee) shall (except as otherwise may be provided with respect to a Defaulting Lender and except as provided in Sections 3.4.4 [Administrative Agent's and Lender's Rights] in the case of an event specified in Section 3.4 [Rate Unascertainable; Etc.], 4.6.2 [Replacement of a Lender] or 4.8 [Increased Costs]) be payable ratably among the Lenders entitled to such payment in accordance with the amount of principal, interest, Commitment Fees and Letter of Credit Fees, as set forth in this Agreement. Notwithstanding any of the foregoing, each borrowing or payment or prepayment by the Borrower of principal, interest, fees or other amounts from the Borrower with respect to Swing Loans shall be made by or to PNC according to Section 2.6.5 [Borrowings to Repay Swing Loans].

4.3   Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff, counterclaim or banker's lien, by receipt of voluntary payment, by realization upon security, or by any other non-pro rata source, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender's receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than the pro-rata share of the amount such Lender is entitled thereto, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

(i)   if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, together with interest or other amounts, if any, required by Law (including court order) to be paid by the Lender or the holder making such purchase; and

(ii)   the provisions of this Section 4.3 shall not be construed to apply to (x) any payment made by the Loan Parties pursuant to and in accordance with the express terms of the Loan Documents or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or Participation Advances to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 4.3 shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of each Loan Party in the amount of such participation.

4.4   Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Lender, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Lender, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the Issuing Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate (or, for payments in an Optional Currency, the Overnight Rate) and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

4.5   Interest Payment Dates. Interest on Loans to which the Base Rate Option applies shall be due and payable in arrears on each Payment Date. Interest on Loans to which the Euro-Rate Option applies shall be due and payable on the last day of each Interest Period for those Loans and, if such Interest Period is longer than three (3) Months, also on the 90th day of such Interest Period. Interest on mandatory prepayments of principal under Section 4.7 [Mandatory Prepayments] shall be due on the date such mandatory prepayment is due. Interest on the principal amount of each Loan or other monetary Obligation shall be due and payable on demand after such principal amount or other monetary Obligation becomes due and payable (whether on the stated Expiration Date, upon acceleration or otherwise).

4.6   Voluntary Prepayments.

4.6.1   Right to Prepay. The Borrower shall have the right at its option from time to time to prepay the Loans in whole or part without premium or penalty (except as provided in Section 4.6.2 [Replacement of a Lender] below, in Section 4.8[Increased Costs] and Section 4.10 [Indemnity]). Whenever the Borrower desires to prepay any part of the Loans, it shall provide a prepayment notice to the Administrative Agent by 1:00 p.m. (A) at least one (1) Business Day prior to the date of prepayment of the Revolving Credit Loans or Term Loans denominated in Dollars, and(B) at least four (4) Business Days prior to the date of prepayment of any Optional Currency Loans, or (C) no later than 1:00 p.m. on the date of prepayment of Swing Loans, in each case setting forth the following information:

(w)   the date, which shall be a Business Day, on which the proposed prepayment is to be made;

(x)   a statement indicating the application of the prepayment between the Revolving Credit Loans and, Swing Loans and Term Loans;

(y)   a statement indicating the application of the prepayment between Loans to which the Base Rate Option applies and Loans and Optional Currencies to which the Euro-Rate Option applies; and

(z)   the total principal amount of such prepayment, which shall not be less than the lesser of (i) the Revolving Facility Usage or (ii) Five Hundred Thousand for any Swing Loan or Five Million and 00/100 Dollars ($5,000,000.00) for any Revolving Credit Loan or Term Loan.

All prepayment notices shall be irrevocable. The principal amount of the Loans for which a prepayment notice is given, together with interest on such principal amount, shall be due and payable on the date specified in such prepayment notice as the date on which the proposed prepayment is to be made. All Term Loan prepayments permitted pursuant to this Section 4.6.1 [Right to Prepay] shall be applied to the unpaid installments of principal of the Term Loans in the inverse order of scheduled maturities. Except as provided in Section 3.4.4 [Administrative Agent's and Lender's Rights], if the Borrower prepays a Loan but fails to specify the applicable Borrowing Tranche which the

Borrower is prepaying, the prepayment shall be applied (i) first to the Revolving Credit Loans and then to Term Loans; and (ii) after giving effect to the allocations in the foregoing clause (i), first to the Revolving Credit Loans and Term Loans to which the Base Rate Option applies, then to Revolving Credit Loans which are not Optional Currencyin Dollars and the Term Loans to which the Euro-Rate Option applies, then to Optional Currency Loans, and then to Swing Loans. Any prepayment hereunder shall be subject to the Borrower's Obligation to indemnify the Lenders under Section 4.10 [Indemnity]. Prepayments shall be made in the currency in which such Loan was made unless otherwise directed by the Administrative Agent.

4.6.2   Replacement of a Lender. In the event any Lender (i) gives notice under Section 3.4 [Rate Unascertainable, Etc.], (ii) requests compensation under Section 4.8 [Increased Costs], or requires the Borrower to pay any Indemnified Taxes or additional amount to any Lender or any Official Body for the account of any Lender pursuant to Section 4.9 [Taxes], (iii) is a Defaulting Lender, (iv) becomes subject to the control of an Official Body (other than normal and customary supervision), or (v) is a Non-Consenting Lender referred to in Section 10.1 [Modifications, Amendments or Waivers], then in any such event the Borrower may, at its sole expense, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.8 [Successors and Assigns]), all of its interests, rights (other than existing rights to payments pursuant to Sections 4.8 [Increased Costs] or 4.9 [Taxes]) and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)   the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.8 [Successors and Assigns];

(ii)   such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and Participation Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 4.10 [Indemnity]) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)   in the case of any such assignment resulting from a claim for compensation under Section 4.8.1 [Increased Costs Generally] or payments required to be made pursuant to Section 4.9 [Taxes], such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)   such assignment does not conflict with applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

4.6.3   Designation of a Different Lending Office. If any Lender requests compensation under Section 4.8 [Increased Costs], or the Borrower is or will be required to pay any Indemnified Taxes or additional amounts to any Lender or any Official Body for the account of any Lender pursuant to Section 4.9 [Taxes], then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 4.8 [Increased Costs] or Section 4.9 [Taxes], as the case may be, in the future, and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment

4.7   Mandatory Prepayments.

4.7.1   Currency Fluctuations.   If on any Computation Date the Revolving Facility Usage is equal to or greater than the Revolving Credit Commitments as a result of a change in exchange rates between one (1) or more Optional Currencies and Dollars, then the Administrative Agent shall notify the Borrower of the same.   The Borrower shall pay or prepay (subject to Borrower's indemnity obligations under Sections 4.8 [Increased Costs] and 5.10 [Indemnity]) within one (1) Business Day after receiving such notice such that the Revolving Facility Usage shall not exceed the aggregate Revolving Credit Commitments after giving effect to such payments or prepayments.

4.7.2   ~~Application Among Interest Rate Options.~~4.7.2   Consolidated Cash Balance. If, at the end of any Business Day, there is Revolving Facility Usage outstanding and the Consolidated Cash Balance exceeds the Consolidated Cash Balance Threshold, then the Borrower shall, no later than the second (2nd) Business Day thereafter, (x) prepay Revolving Credit Loans and Swing Loans outstanding on such Business Day in an aggregate principal amount equal to the lesser of (1) the difference between (a) the Consolidated Cash Balance at the end of such applicable Business Day, *minus* (b) the Consolidated Cash Balance Threshold (such difference, the "**Excess Cash**") and (2) the aggregate amount of Revolving Credit Loans and Swing Loans then outstanding and (y) if any Excess Cash remains after prepaying all of the Revolving Credit Loans and Swing Loans in accordance with the foregoing clause (1), to the extent there are any outstanding Letter of Credit Obligations, pay to the Administrative Agent an amount equal to such remaining Excess Cash to be held as cash collateral on terms and conditions acceptable to the Administrative Agent and the applicable Issuing Lender.

4.7.3   Asset Sales and Recovery Events. Within five (5) Business Days of the receipt by any Loan Party or any of its Subsidiaries of Net Cash Proceeds from (a) the Asset Sale described in clause (v) of Section 7.2.7 [Dispositions of Assets or Subsidiaries] and (b) any other Asset Sale or Recovery Event when the Net Cash Proceeds of any such other Asset Sale or Recovery Event or the aggregate Net Cash Proceeds of all such other Asset Sales and Recovery Events occurring on or after the First Amendment

Effective Date exceed One Million and 00/100 Dollars ($1,000,000.00), the Borrower shall, in each case, make a mandatory prepayment of principal on the Loans of all such Net Cash Proceeds to be applied in accordance with Section 4.7.7 [Application Among Loans and Interest Rate Options], together with accrued interest on such principal amount. The foregoing shall not be deemed to be implied consent to any such Asset Sale, if applicable, otherwise prohibited by the terms and conditions hereof.

4.7.4   Additional Indebtedness. Within five (5) Business Days of the receipt by any Loan Party or any of its Subsidiaries of Net Cash Proceeds of Indebtedness incurred by such Loan Party and/or such Subsidiary, other than Indebtedness permitted under Section 7.2.1 [Indebtedness], the Borrower shall make a mandatory prepayment of principal on the Loans of all such Net Cash Proceeds to be applied in accordance with Section 4.7.7 [Application Among Loans and Interest Rate Options], together with accrued interest on such principal amount. The foregoing shall not be deemed to be implied consent to any such incurrence of Indebtedness otherwise prohibited by the terms and conditions hereof.

4.7.5   Additional Equity. Within five (5) Business Days of the receipt by any Loan Party or any of its Subsidiaries of Net Cash Proceeds resulting from additional equity interests being issued by any Loan Party or any of its Subsidiaries, the Borrower shall make a mandatory prepayment of principal on the Loans of all such Net Cash Proceeds to be applied in accordance with Section 4.7.7 [Application Among Loans and Interest Rate Options], together with accrued interest on such principal amount. The foregoing shall not be deemed to be implied consent to any such issuance of equity interests otherwise prohibited by the terms and conditions hereof.

4.7.6   Excess Cash Flow. The Borrower shall make a mandatory prepayment of principal on the Loans to be applied in accordance with Section 4.7.7 [Application Among Loans and Interest Rate Options] for each fiscal year commencing with the fiscal year ending March 31, 2019, payable upon delivery of the financial statements to Administrative Agent referred to in and required by Section 7.3.2 [Annual Financial Statements] for such fiscal year but in any event not later than ninety (90) days after the end of each such fiscal year, in each case in an amount equal to (i) seventy-five percent (75%) of Excess Cash Flow if the Leverage Ratio calculated as of the end of such fiscal year is greater than or equal to 3.50 to 1.00, or (ii) fifty percent (50%) of Excess Cash Flow if the Leverage Ratio calculated as of the end of such fiscal year is less than 3.50 to 1.00. In the event that the financial statements are not so delivered, then a calculation based upon estimated amounts shall be made by the Administrative Agent upon which calculation the Borrower shall make the prepayment required by this Section 4.7.6, subject to adjustment when the financial statements are delivered to the Administrative Agent as required hereby. The calculation made by the Administrative Agent shall not be deemed a waiver of any rights Administrative Agent or Lenders may have as a result of the failure by the Loan Parties to deliver such financial statements.

4.7.7   Application Among Loans and Interest Rate Options All. All prepayments required pursuant to Section 4.7.3 [Asset Sales and Recovery Events] through Section 4.7.6 [Excess Cash Flow] shall first be applied to the Term Loans by application to the unpaid installments of principal in the inverse order of scheduled maturities, and then to Revolving Credit Loans. After giving effect to the allocations in the immediately preceding sentence, all prepayments required pursuant to this Section 4.7 [Mandatory Prepayments] shall first be applied among the Interest Rate Options to the principal amount of the Loans subject to the Base Rate Option, then to Loans denominated in Dollars and subject to a Euro-Rate Option, then to the Optional Currency Loans. In accordance with Section 4.10 [Indemnity], the Borrower shall indemnify the Lenders for any loss or expense, including loss of margin, incurred with respect to any such prepayments applied against Loans subject to a Euro-Rate Option on any day other than the last day of the applicable Interest Period.

4.8   Increased Costs.

4.8.1   Increased Costs Generally. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement, which is addressed separately in this Section 4.8) or the Issuing Lender;

(ii)   subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (ii) through (iv) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)   impose on any Lender, the Issuing Lender or the Relevant Interbank Market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, the Issuing Lender or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, the Issuing Lender or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the Issuing Lender or other Recipient, the Borrower will pay to such Lender, the Issuing Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Lender, as the case may be, for such additional costs incurred or reduction suffered.

4.8.2   Capital Requirements. If any Lender or the Issuing Lender determines that any Change in Law affecting such Lender or the Issuing Lender or any lending office of such Lender or such Lender's or the Issuing Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or the Issuing Lender's capital or on the capital of such Lender's or the Issuing Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swing Loans held by, such Lender, or the Letters of Credit issued by the Issuing Lender, to a level below that which such Lender or the Issuing Lender or such Lender's or the Issuing Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or the Issuing Lender's policies and the policies of such Lender's or the Issuing Lender's holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or the Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Lender or such Lender's or the Issuing Lender's holding company for any such reduction suffered.

4.8.3   Certificates for Reimbursement; Repayment of Outstanding Loans; Borrowing of New Loans. A certificate of a Lender or the Issuing Lender setting forth the amount or amounts necessary to compensate such Lender or the Issuing Lender or its holding company, as the case may be, as specified in Sections 4.8.1 [Increased Costs Generally] or 4.8.2 [Capital Requirements] and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or the Issuing Lender, as the case may be, the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

4.8.4   Delay in Requests. Failure or delay on the part of any Lender or the Issuing Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or the Issuing Lender's right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender or the Issuing Lender pursuant to this Section for any increased costs incurred or reductions suffered more than six (6) months prior to the date that such Lender or the Issuing Lender, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's or the Issuing Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six (6) month period referred to above shall be extended to include the period of retroactive effect thereof).

4.8.5   Additional Reserve Requirements. The Borrower shall pay to each Lender (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including eurocurrency funds or deposits, additional interest on the unpaid principal amount of each Loan under the Euro-Rate Option equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement under Regulation D or under any similar, successor or analogous requirement of the Board of Governors of the Federal Reserve System (or any successor) or any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans under the Euro-Rate Option, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such

Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), which in each case shall be due and payable on each date on which interest is payable on such Loan; provided that in each case the Borrower shall have received at least ten days' prior notice (with a copy to the Administrative Agent) of such additional interest or costs from such Lender. If a Lender fails to give notice ten days prior to the relevant Payment Date, such additional interest or costs shall be due and payable ten days from receipt of such notice.

4.9 Taxes.

4.9.1 Issuing Lender. For purposes of this Section 4.9, the term "Lender" includes the Issuing Lender and the term "applicable Law" includes FATCA.

4.9.2 Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Official Body in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 4.9 [Taxes]) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

4.9.3 Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Official Body in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

4.9.4 Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.9 [Taxes]) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Official Body. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

4.9.5 Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified

Taxes and without limiting the obligation of any of the Loan Parties to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 10.8.4 [Participations] relating to the maintenance of a Participant Register, and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Official Body. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 4.9.5 [Indemnification by the Lenders].

4.9.6   Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to an Official Body pursuant to this Section 4.9 [Taxes], such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Official Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

4.9.7   Status of Lenders.

(i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 4.9.7(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)   Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Borrower,

(A)   any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(i) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(ii) executed originals of IRS Form W-8ECI;

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit 4.9.7(A) to the effect that such Foreign Lender is not (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "**U.S. Tax Compliance Certificate**") and (y) executed originals of IRS Form W-8BEN; or

(iv) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit 4.9.7(B) or Exhibit 4.9.7(C), IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit 4.9.7(D) on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

4.9.8   Treatment of Certain Refunds. If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.9 [Taxes] (including by the payment of additional amounts pursuant to this Section 4.9 [Taxes]), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.9 [Taxes] with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Official Body with respect to such refund). Such indemnifying party, upon the request of such indemnified party incurred in connection with obtaining such refund, shall repay to such indemnified party the amount paid over pursuant to this Section 4.9.8 [Treatment of Certain Refunds] (plus any penalties, interest or other charges imposed by the relevant Official Body) in the event that such indemnified party is required to repay such refund to such Official Body. Notwithstanding anything to the contrary in this Section 4.9.8 [Treatment of Certain Refunds]), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 4.9.8 [Treatment of Certain Refunds] the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

4.9.9 Survival. Each party's obligations under this Section 4.9 [Taxes] shall survive the resignation of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.

4.10 Indemnity. In addition to the compensation or payments required by Section 4.8 [Increased Costs]or Section 4.9 [Taxes], the Borrower shall indemnify each Lender against all liabilities, losses or expenses (including loss of anticipated profits, any foreign exchange losses and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan, from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract) which such Lender sustains or incurs as a consequence of any:

(i) payment, prepayment, conversion or renewal of any Loan to which a Euro-Rate Option applies on a day other than the last day of the corresponding Interest Period (whether or not such payment or prepayment is mandatory, voluntary or automatic and whether or not such payment or prepayment is then due), or any voluntary prepayment without the required notice,

(ii) attempt by the Borrower to revoke (expressly, by later inconsistent notices or otherwise) in whole or part any Loan Requests under Section 2.5 [Revolving Credit Loan Requests; Swing Loan Requests] or Section 3.2 [Interest Periods] or notice relating to prepayments under Section 4.6 [Voluntary Prepayments], or

(iii) any assignment of any Loan to which a Euro-Rate Option applies on a day other than the last day of the corresponding Interest Period as a result of a request of the Borrower pursuant to Section 4.6.2 [Replacement of a Lender].

If any Lender sustains or incurs any such loss or expense, it shall from time to time notify the Borrower of the amount determined in good faith by such Lender (which determination may include such assumptions, allocations of costs and expenses and averaging or attribution methods as such Lender shall deem reasonable) to be necessary to indemnify such Lender for such loss or expense. Such notice shall set forth in reasonable detail the basis for such determination. Such amount shall be due and payable by the Borrower to such Lender ten (10) Business Days after such notice is given.

4.11 Settlement Date Procedures. In order to minimize the transfer of funds between the Lenders and the Administrative Agent, the Borrower may borrow, repay and reborrow Swing Loans and PNC may make Swing Loans as provided in Section 2.1.2 [Swing Loan Commitments] hereof during the period between Settlement Dates. The Administrative Agent shall notify each Lender of its Ratable Share of the total of the Revolving Credit Loans and the Swing Loans (each a "**Required Share**"). On such

Settlement Date, each Lender shall pay to the Administrative Agent the amount equal to the difference between its Required Share and its Revolving Credit Loans, and the Administrative Agent shall pay to each Lender its Ratable Share of all payments made by the Borrower to the Administrative Agent with respect to the Revolving Credit Loans. The Administrative Agent shall also effect settlement in accordance with the foregoing sentence on the proposed Borrowing Dates for Revolving Credit Loans and on any mandatory prepayment date as provided for herein and may at its option effect settlement on any other Business Day. These settlement procedures are established solely as a matter of administrative convenience, and nothing contained in this Section 4.11 shall relieve the Lenders of their obligations to fund Revolving Credit Loans on dates other than a Settlement Date pursuant to Section 2.1.2 [Swing Loan Commitment]. The Administrative Agent may at any time at its option for any reason whatsoever require each Lender to pay immediately to the Administrative Agent such Lender's Ratable Share of the outstanding Revolving Credit Loans and each Lender may at any time require the Administrative Agent to pay immediately to such Lender its Ratable Share of all payments made by the Borrower to the Administrative Agent with respect to the Revolving Credit Loans.

4.12   Currency Conversion Procedures for Judgments. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in any currency (the "**Original Currency**") into another currency (the "**Other Currency**"), the parties hereby agree, to the fullest extent permitted by Law, that the rate of exchange used shall be that at which in accordance with normal lending procedures the Administrative Agent could purchase the Original Currency with the Other Currency after any premium and costs of exchange on the Business Day preceding that on which final judgment is given.

4.13   Indemnity in Certain Events. The obligation of Borrower in respect of any sum due from Borrower to any Lender hereunder shall, notwithstanding any judgment in an Other Currency, whether pursuant to a judgment or otherwise, be discharged only to the extent that, on the Business Day following receipt by any Lender of any sum adjudged to be so due in such Other Currency, such Lender may in accordance with normal lending procedures purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to such Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment or payment, to indemnify such Lender against such loss.

5.   REPRESENTATIONS AND WARRANTIES

5.1   Representations and Warranties. The Loan Parties, jointly and severally, represent and warrant to the Administrative Agent and each of the Lenders as follows:

5.1.1   Organization and Qualification; Power and Authority; Compliance With Laws; Title to Properties; Event of Default. Each Loan Party and each Subsidiary of each Loan Party (i) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the lawful power to own or lease its properties and to engage in the business it presently conducts or proposes to conduct, except to the extent the failure to hold such power would not constitute a Material Adverse Change, (iii) is duly licensed or qualified and in good standing in each jurisdiction where the property owned or leased by it or the nature of the business transacted by it or both makes such licensing or qualification necessary, except to the extent the failure to be so qualified or hold such license would not constitute a Material Adverse Change, (iv) has full power to enter into, execute, deliver and carry out this Agreement and the other Loan Documents to which it is a party, to incur the Indebtedness contemplated by the Loan Documents and to perform its Obligations under the Loan Documents to which it is a party, and all such actions have been duly authorized by all necessary proceedings on its part, (v) is in compliance in all material respects with all applicable Laws (other than Environmental Laws which are specifically addressed in Section 5.1.14 [Environmental Matters]) in all jurisdictions in which such Loan Party or Subsidiary of any Loan Party is presently doing business except to the extent the failure to do so would not constitute a Material Adverse Change, and (vi) has good and marketable title to or valid leasehold interest in all properties, assets and other rights which it purports to own or lease or which are reflected as owned or leased on its books and records, free and clear of all Liens and encumbrances except Permitted Liens and except to the extent the failure to hold such title or interest would not constitute a Material Adverse Change. No Event of Default or Potential Default exists or is continuing. No Loan Party is an EEA Financial Institution.

5.1.2   Subsidiaries; Investment Companies. Schedule 5.1.2 states (i) the name of each of the Borrower's Subsidiaries, its jurisdiction of organization and the amount, percentage and type of equity interests in such Subsidiary (the "**Subsidiary Equity Interests**"), and (ii) any options, warrants or other rights outstanding to purchase any such Subsidiary Equity Interests. The Borrower and each Subsidiary of the Borrower has good and marketable title to all of the Subsidiary Equity Interests it purports to own, free and clear in each case of any Lien and all such Subsidiary Equity Interests have been validly issued, and all Subsidiary Equity Interests represented by capital stock in a corporation are fully paid and nonassessable. None of the Loan Parties or Subsidiaries of any Loan Party is an "investment company" registered or required to be registered under the Investment Company Act of 1940 or under the "control" of an "investment company**"** as such terms are defined in the Investment Company Act of 1940 and shall not become such an "investment company" or under such "control."

5.1.3   Validity and Binding Effect. This Agreement and each of the other Loan Documents executed and delivered by a Loan Party (i) has been duly and validly executed and delivered by each Loan Party party thereto, and (ii) constitutes, or will constitute, legal, valid and binding obligations of each Loan Party which is or will be a party thereto, enforceable against such Loan Party in accordance with its terms, except to the extent enforceability of any such Loan Document may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights generally or limiting the right of specific performance.

5.1.4   No Conflict; Material Agreements; Consents. Neither the execution and delivery of this Agreement or the other Loan Documents by any Loan Party nor the consummation of the transactions herein or therein contemplated or compliance with the terms and provisions hereof or thereof by any of them will conflict with, constitute a default under or result in any breach of (i) the terms and conditions of the certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement or other organizational documents of any Loan Party or (ii) any Law or any agreement or instrument which the Borrower is required to file pursuant to Item 601 of Regulation S-K of the Securities Act of 1933, as amended, or any material order, writ, judgment, injunction or decree to which any Loan Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which it is subject, or result in the creation or enforcement of any Lien, charge or encumbrance whatsoever upon any property (now or hereafter acquired) of any Loan Party or any of its Subsidiaries (other than Liens granted under the Loan Documents). There is no default under such agreement or instrument (referred to above) and none of the Loan Parties or their Subsidiaries is bound by any contractual obligation, or subject to any restriction in any organizational document, or any requirement of Law, in each case, which constitutes a Material Adverse Change. Except for filings and recordings contemplated by the Loan Documents and filings required by the SEC, no consent, approval, exemption, order or authorization of, or a registration or filing with, any Official Body or any other Person is required by any Law or any agreement in connection with the execution, delivery and carrying out of this Agreement and the other Loan Documents.

5.1.5   Litigation. There are no actions, suits, proceedings or investigations pending or, to the knowledge of any Loan Party, threatened against such Loan Party or any Subsidiary of such Loan Party at law or in equity before any Official Body which if adversely decided would constitute a Material Adverse Change. None of the Loan Parties or any Subsidiaries of any Loan Party is in violation of any order, writ, injunction or any decree of any Official Body which constitutes a Material Adverse Change.

5.1.6   Financial Statements.

(i)   Historical Statements. The Borrower has delivered to the Administrative Agent copies of its (a) audited consolidated year-end financial statements for and as of the end of the fiscal year ended March 31, 2015 and (b) unaudited consolidated interim financial statements as of the fiscal quarter ended June 30, 2015, as of the fiscal quarter ended September 30, 2015 and as of the fiscal quarter ended December 31, 2015, in each case for the applicable fiscal year to such date (all such annual and interim statements being collectively referred to as the "**Statements**"). The Statements were compiled from the books and records maintained by the Borrower's management, are correct and complete and fairly represent the consolidated financial condition of the Borrower and its Subsidiaries as of the respective dates thereof and the results of operations for the fiscal periods then ended and have been prepared in accordance with GAAP consistently applied, subject (in the case of the interim statements) to normal year-end audit adjustments.

(ii)   Financial Projections.   The Borrower has delivered to the Administrative Agent summary projected financial statements (including, without limitation, statements of operations and cash flow together with a detailed explanation of the assumptions used in preparing such projected financial statements) of the Borrower and its Subsidiaries on a consolidated basis for the period from the Closing Date through March 31, 2021 derived from various assumptions of the Borrower's management (the "**Projections**"). The Projections were prepared in good faith based on reasonable assumptions at the time, it being understood that such Projections are (a) as to future events and not to be viewed as facts, (b) are subject to significant uncertainties and contingencies, many of which are beyond the Loan Parties' control, and (c) no assurance can be given that the Projections will be realized and the actual results may differ in a material way.

(iii)   Accuracy of Financial Statements. Neither the Borrower nor any Subsidiary of the Borrower has any liabilities, contingent or otherwise, or forward or long-term commitments that are not disclosed in the Statements or in the notes thereto, and except as disclosed therein there are no unrealized or anticipated losses from any commitments of the Borrower or any Subsidiary of the Borrower which constitutes a Material Adverse Change. Since March 31, 2015, no Material Adverse Change has occurred.

5.1.7   Margin Stock. None of the Loan Parties or any Subsidiaries of any Loan Party engages or intends to engage principally, or as one of its important activities, in the business of extending credit for the purpose, immediately, incidentally or ultimately, of purchasing or carrying margin stock (within the meaning of Regulation U, T or X as promulgated by the Board of Governors of the Federal Reserve System). No part of the proceeds of any Loan has been or will be used, immediately, incidentally or ultimately, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or which is inconsistent with the provisions of the regulations of the Board of Governors of the Federal Reserve System. None of the Loan Parties or any Subsidiary of any Loan Party holds or intends to hold margin stock in such amounts that more than twenty-five (25%) of the reasonable value of the assets of any Loan Party or Subsidiary of any Loan Party are or will be represented by margin stock.

5.1.8   Full Disclosure. Neither this Agreement nor any other Loan Document, nor any certificate, statement, agreement or other documents furnished to the Administrative Agent or any Lender in connection herewith or therewith, in each case on the respective dates thereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which they were made and at such times as they were made, not misleading. As of the ~~Closing~~First Amendment Effective Date, there is no fact known to any Loan Party which materially adversely affects the business, property, assets, financial condition or results of operations of the Loan Parties taken as a whole which has not been set forth in this Agreement or in the certificates, statements, agreements or other documents furnished in writing to the Administrative Agent and the Lenders prior to or ~~at~~on the ~~date hereof~~First Amendment Effective Date in connection with the transactions contemplated hereby.

5.1.9   Taxes. All material federal, state, local and other tax returns required to have been filed with respect to each Loan Party and each Subsidiary of each Loan Party have been filed, and payment or adequate provision has been made for the payment of all material taxes, fees, assessments and other governmental charges which have or may become due pursuant to said returns or to assessments received, except to the extent that such material taxes, fees, assessments and other charges are being contested in good faith by appropriate proceedings diligently conducted and for which such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made.

5.1.10   Patents, Trademarks, Copyrights, Licenses, Etc. Each Loan Party and each Subsidiary of each Loan Party owns, possesses or has the rights to use all patents, trademarks, service marks, trade names, copyrights, licenses, registrations, franchises, permits and rights necessary to own and operate its properties and to carry on its business as presently conducted and currently planned to be conducted by such Loan Party or Subsidiary, without known possible, alleged or actual conflict with the rights of others, except to the extent the failure to own, possess or otherwise have the right to use such properties or rights with or without conflict does not constitute a Material Adverse Change.

5.1.11   Liens in the Collateral. ~~Until the Release Date, the~~The Liens in the Collateral granted to the Administrative Agent for the benefit of the Lenders pursuant to the Patent, Trademark and Copyright Security Agreement, the Pledge Agreement and the Security Agreement constitute and will continue to constitute valid and enforceable security interests under the UCC. All filing fees and other expenses in connection with the perfection of such Liens have been or will be paid by the Borrower.

5.1.12   Insurance. The properties of each Loan Party and each of its Subsidiaries are insured pursuant to policies and other bonds which are valid and in full force and effect and which provide adequate coverage from reputable and financially sound insurers in amounts sufficient to insure the assets and risks of each such Loan Party and Subsidiary in accordance with prudent business practice in the industry of such Loan Parties and Subsidiaries.

5.1.13   ERISA Compliance.

Except as would not constitute a Material Adverse Change:

(i)   Each Pension Plan is in compliance in all respects with the applicable provisions of ERISA, the Code and other federal or state Laws.

(ii)   Each Pension Plan that is intended to qualify under Section 401(a) of the Code is so qualified and, to the best knowledge of Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification.

(iii)   Borrower and each member of the ERISA Group have made all required contributions to each Pension Plan subject to Sections 412 or 430 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Sections 412 or 430 of the Code has been made with respect to any Pension Plan.

(iv)   (a) No ERISA Event has occurred or is reasonably expected to occur; (b) except as described in Borrower's annual and quarterly reports filed with the SEC, no Pension Plan has any unfunded pension liability (i.e., excess of benefit liabilities over the current value of that Pension Plan's assets, determined pursuant to the assumptions used for funding the Pension Plan for the applicable plan year in accordance with Section 430 of the Code); (c) neither Borrower nor any member of the ERISA Group has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (d) neither Borrower nor any member of the ERISA Group has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 of ERISA, with respect to a Multiemployer Plan; (e) neither Borrower nor any member of the ERISA Group has received notice pursuant to Section 4242(a)(1)(B) of ERISA that a Multiemployer Plan is in reorganization and that additional contributions are due to the Multiemployer Plan pursuant to Section 4243 of ERISA; and (f) neither Borrower nor any member of the ERISA Group has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA.

5.1.14   Environmental Matters. Each Loan Party and each Subsidiary of each Loan Party is in compliance with applicable Environmental Laws except to the extent that any non-compliance would not in the aggregate reasonably be expected to result in a Material Adverse Change.

5.1.15   Solvency. On the ~~Closing~~First Amendment Effective Date and after giving effect to the ~~initial Loans made and Letters of Credit issued hereunder~~transactions contemplated by the First Amendment, the Loan Parties taken as a whole are solvent.

5.1.16   Anti-Terrorism Laws.   (i) No Covered Entity is a Sanctioned Person, and (ii) no Covered Entity, either in its own right or through any third party, (a) has any of its assets in a Sanctioned Country or in the possession, custody or control of a Sanctioned Person in violation of any Anti-Terrorism Law, (b) does business in or with, or derives any of its income from investments in or transactions with, any Sanctioned Country or Sanctioned Person in violation of any Anti-Terrorism Law; or (c) engages in any dealings or transactions prohibited by any Anti-Terrorism Law.

5.2   Updates to Schedules; Designation of Immaterial Domestic Subsidiaries; Removal of Immaterial Domestic Subsidiaries.

5.2.1   Updates to Schedules~~;~~. Should any of the information or disclosures provided on any of the Schedules attached hereto become outdated or incorrect in any material respect (excluding any information or disclosures made in accordance with a provision that speaks only as of a specific date), the Borrower shall promptly provide the Administrative Agent in writing with such revisions or updates to such Schedule as may be necessary or appropriate to update or correct same. No Schedule shall be deemed to have been amended, modified or superseded by any such correction or update, nor shall any breach of warranty or representation resulting from the inaccuracy or incompleteness of any such Schedule be deemed to have been cured thereby, unless and until the Required

Lenders, in their sole and absolute discretion, shall have accepted in writing such revisions or updates to such Schedule; provided however, that the Borrower may update Schedule 5.1.2 without any Lender approval in connection with any transaction permitted under Sections 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], 7.2.7 [Dispositions of Assets or Subsidiaries] and 7.2.9 [Subsidiaries and Joint Ventures].

5.2.2 ~~Designation of Immaterial Domestic Subsidiaries.~~5.2.2

~~Designation of Immaterial Domestic Subsidiaries~~ ~~Each Immaterial Domestic Subsidiary approved by the Administrative Agent on the Closing Date is listed on Schedule 1.1(I). Subsequent to the Closing Date, the Borrower may, by written notice delivered to the Administrative Agent, within the parameters set forth in the definition of Immaterial Domestic Subsidiary, designate as an Immaterial Domestic Subsidiary either (a) an existing Domestic Subsidiary that is a Guarantor or (b) a Domestic Subsidiary of the Loan Parties formed or acquired in accordance with Section 7.2.9 [Subsidiaries and Joint Ventures] or Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], in each case subject to (i) the requirement that such designation not cause an Event of Default or Potential Default, and (ii) the requirement that the Borrower deliver to the Administrative Agent an updated Schedule 1.1(I). Such designation shall be effective, subject to satisfaction of the aforementioned conditions, on the date such updated Schedule 1.1(I) is received by the Administrative Agent. To the extent that an existing Guarantor is effectively designated as an Immaterial Domestic Subsidiary, the Administrative Agent shall promptly release any Liens it has, if any, in such Domestic Subsidiary's assets that secure the Obligations. Each Domestic Subsidiary which has not specifically been designated as an Immaterial Domestic Subsidiary in accordance with the terms hereof shall be a Guarantor under this Agreement.~~. [Reserved].

5.2.3 ~~Removal of Immaterial Domestic Subsidiaries.~~5.2.3

~~Removal of Immaterial Domestic Subsidiaries~~ ~~Subsequent to the Closing Date, the Borrower (a) may at its option within the parameters set forth in the definition of Immaterial Domestic Subsidiary, or (b) shall, if required by Section 7.1.11 [Immaterial Domestic Subsidiaries], in either case by written notice delivered to the Administrative Agent, remove any Domestic Subsidiary that is listed as an Immaterial Domestic Subsidiary on Schedule 1.1(I) from such Schedule, in each case subject to (i) the requirement that such designation not cause an Event of Default or Potential Default, and (ii) the requirement that the Borrower deliver to the Administrative Agent an updated Schedule 1.1(I). Any such Domestic Subsidiary removed from Schedule 1.1(I) in accordance with the foregoing sentence shall be required to join this Agreement and the other applicable Loan Documents as a Guarantor in accordance with Section 7.2.9 [Subsidiaries and Joint Ventures], and such removal shall be effective, subject to satisfaction of the aforementioned conditions, on the date such Subsidiary joins this Agreement and such other Loan Documents in accordance with Section 10.15 [Joinder of Guarantors].~~. [Reserved].

6. CONDITIONS OF LENDING AND ISSUANCE OF LETTERS OF CREDIT

The obligation of each Lender to make Loans and of the Issuing Lender to issue Letters of Credit hereunder is subject to the satisfaction of the following further conditions:

6.1   First Loans and Letters of Credit.

6.1.1   Deliveries. On the Closing Date, the Administrative Agent shall have received each of the following in form and substance satisfactory to the Administrative Agent:

(i)   A certificate of the Borrower signed by an Authorized Officer, dated the Closing Date stating that (w) all representations and warranties of the Loan Parties set forth in this Agreement are true and correct in all material respects, (x) the Loan Parties are in compliance with each of the covenants and conditions hereunder in all material respects, (y) no Event of Default or Potential Default exists, and (z) no Material Adverse Change has occurred since the date of the last audited financial statements of the Borrower delivered to the Administrative Agent;

(ii)   A certificate dated the Closing Date and signed by the Secretary or an Assistant Secretary or other Authorized Officer of each of the Loan Parties, certifying as appropriate as to: (a) true copies of all corporate or other organizational action taken by each Loan Party relative to this Agreement and the other Loan Documents; (b) the names of the Authorized Officers authorized to sign the Loan Documents and their true signatures; and (c) copies of its organizational documents as in effect on the Closing Date certified by the appropriate state official where such documents are filed in a state office together with certificates from the appropriate state officials as to the continued existence and good standing of each Loan Party in each state where organized and those additional material jurisdictions where certain Loan Parties are qualified to do business as requested by the Administrative Agent;

(iii)   This Agreement and each of the other Loan Documents duly executed by each Person party thereto and all appropriate financing statements required by law and appropriate stock powers and certificates evidencing the pledged Collateral;

(iv)   Written opinions of counsel for the Loan Parties, dated the Closing Date and in form and substance satisfactory to the Administrative Agent;

(v)   Evidence that adequate insurance required to be maintained under this Agreement is in full force and effect, with special endorsements attached thereto in form and substance satisfactory to the Administrative Agent and its counsel naming the Administrative Agent as additional insured or lender loss payee, as applicable;

(vi)   A duly completed Compliance Certificate signed by an Authorized Officer of Borrower evidencing (a) a Leverage Ratio as of the Closing Date after giving effect to the Loans to be made hereunder on the Closing Date of not greater than 3.75 to 1.00 and (b) an Interest Coverage Ratio calculated as of March 31, 2016 of not less than 3.50 to 1.00 (the "**Closing Compliance Certificate**");

        (vii)   Lien searches with respect to the Loan Parties in acceptable scope and with results to the reasonable satisfaction of the Administrative Agent;

        (viii)   An executed landlord's waiver or other lien waiver agreement from the lessor, warehouse operator or other applicable Person for each leased Collateral location to the extent requested and required to be received by Administrative Agent;

        (ix)   Evidence that all Indebtedness not permitted under Section 7.2.1 [Indebtedness] shall have been paid in full (and all commitments in respect thereof terminated) and that all necessary termination statements, release statements and other releases in connection with all Liens (other than Permitted Liens) have been filed or satisfactory arrangements have been made for such filing (including payoff letters, if applicable, in form and substance reasonably satisfactory to the Administrative Agent);

        (x)   The Statements and the Projections;

        (xi)   A certificate of an Authorized Officer of the Borrower as to the Solvency of each of the Loan Parties taken as a whole after giving effect to the transactions contemplated by this Agreement;

        (xii)   All material consents required to effectuate the transactions contemplated hereby, if any;

        (xiii)   All documentation and other information required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the USA Patriot Act; and

        (xiv)   Such other documents in connection with such transactions as the Administrative Agent or its counsel may reasonably request.

        6.1.2   <u>Payment of Fees and Expenses</u>. The Lenders, the Administrative Agent and the joint lead arrangers shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date.

        6.2   <u>Each Loan or Letter of Credit</u>. At the time of making any Loans or issuing, extending or increasing any Letters of Credit and after giving effect to the proposed extensions of credit: (i) the representations, warranties of the Loan Parties set forth in this Agreement and any other Loan Document shall then be true and correct in all material respects (without duplication of any materiality qualifier contained therein) on such date (except representations and warranties which expressly relate solely to an earlier date or time, which representations and warranties shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) on and as of the specific dates or times referred to therein), (ii) no Event of Default or Potential Default shall have occurred and be continuing, (iii) the making of the Loans or issuance, extension or increase of such Letter of Credit shall not contravene any Law applicable to any Loan Party or any of the Lenders, (iv) the Borrower shall have delivered to the Administrative Agent a duly executed and completed Loan Request or to the Issuing Lender an application for a Letter of Credit, as the case may be, and (v) in the case of any Loan or Letter of Credit to be denominated in an Optional Currency or Alternate Currency, there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which in the reasonable opinion of the Administrative Agent, the Required Lenders (in the case of any Loans to be denominated in an Optional Currency) or the Issuing Lender (in the case of any Letter of Credit to be denominated in an Alternate Currency) would make it impracticable for such Loan or Letter of Credit to be denominated in the relevant Optional Currency or Alternate Currency, as applicable and (vi) (a) the Consolidated Cash Balance immediately prior to the making of such Loan or issuance of such Letter of Credit and (b) the *pro forma* Consolidated Cash Balance immediately after giving effect to the making of such Loan or the issuance of such Letter of Credit, in each case shall not exceed the Consolidated Cash Balance Threshold.

7.   COVENANTS

        The Loan Parties, jointly and severally, covenant and agree that until Payment In Full, the Loan Parties shall comply at all times with the following covenants:

        7.1   Affirmative Covenants.

                7.1.1   Preservation of Existence, Etc. Each Loan Party shall, and shall cause each of its Subsidiaries to, maintain its legal existence as a corporation, limited partnership or limited liability company and its license or qualification and good standing in its jurisdiction of organization and in each other jurisdiction in which the failure to maintain such license or qualification would constitute a Material Adverse Change, except as otherwise expressly permitted in Section 7.2.6 [Liquidations, Mergers, Etc.].

                7.1.2   Payment of Liabilities, Including Taxes, Etc. Each Loan Party shall, and shall cause each of its Subsidiaries to, duly pay and discharge all liabilities to which it is subject or which are asserted against it, promptly as and when the same shall become due and payable, including all taxes, assessments and governmental charges upon it or any of its properties, assets, income or profits, prior to the date on which penalties attach thereto, except (i) to the extent that such liabilities, including taxes, assessments or charges, are being contested in good faith and by appropriate and lawful proceedings diligently conducted and for which such reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made or (ii) where the failure to pay any such liability would not constitute an Event of Default and would not constitute a Material Adverse Change.

                7.1.3   Maintenance of Insurance. Each Loan Party shall, and shall cause each of its Subsidiaries to, insure its properties and assets against loss or damage by fire and such other insurable hazards as such assets are commonly insured (including fire, extended coverage, property damage, workers' compensation, public liability and business interruption insurance) and against other risks (including errors and omissions) in such amounts as similar properties and assets are insured by prudent companies in similar circumstances carrying on similar businesses, and with reputable and financially sound insurers, including self-insurance to the extent customary. The Loan Parties shall comply with the covenants and provide the endorsement set forth on Schedule 7.1.3 relating to property and related insurance policies covering the Collateral.

7.1.4 Maintenance of Properties and Leases. Each Loan Party shall, and shall cause each of its Subsidiaries to, maintain in good repair, working order and condition (ordinary wear and tear excepted) in accordance with the general practice of other businesses of similar character and size, all of those properties useful or necessary to its business, and from time to time, such Loan Party will make or cause to be made all appropriate repairs, renewals or replacements thereof, except to the extent that the failure to so maintain or repair such properties would not constitute a Material Adverse Change.

7.1.5 Visitation Rights. Each Loan Party shall, and shall cause each of its Subsidiaries to, permit any of the officers or authorized employees or representatives of the Administrative Agent or any of the Lenders to visit and inspect any of its properties during normal business hours and to examine and make excerpts from its books and records and discuss its business affairs, finances and accounts with its officers, all in such detail and at such times and as often as any of the Lenders may reasonably request, provided that each Lender shall provide the Borrower and the Administrative Agent with reasonable notice prior to any visit or inspection and shall use commercially reasonable efforts to minimize interference with such Loan Party's or Subsidiary's normal business operations. In the event any Lender desires to conduct an audit of any Loan Party, such Lender shall make a reasonable effort to conduct such audit contemporaneously with any audit to be performed by the Administrative Agent. The foregoing obligations of the Loan Parties and their Subsidiaries shall include Collateral audits and field examinations to audit the Collateral. Such Collateral audits and such field examinations shall be conducted by an independent examiner selected by the Administrative Agent and shall be at the sole cost and expense of the Borrower. Notwithstanding the foregoing, such Collateral audits and/or field examinations shall be conducted no more than one (1) time per fiscal year, unless an Event of Default has occurred and is continuing (in which case, such frequency limitation shall no longer apply).

7.1.6 Keeping of Records and Books of Account. The Borrower shall, and shall cause each Subsidiary of the Borrower to, maintain and keep proper books of record and account which enable the Borrower to issue financial statements in accordance with GAAP and as otherwise required by applicable Laws of any Official Body having jurisdiction over the Borrower, and in which full, true and correct entries shall be made in all material respects of all its dealings and business and financial affairs.

7.1.7 Compliance with Laws; Use of Proceeds. Each Loan Party shall, and shall cause each of its Subsidiaries to, comply with all applicable Laws, including all Environmental Laws, in all respects; provided that it shall not be deemed to be a violation of this Section 7.1.7 if any failure to comply with any Law would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Change. The Loan Parties will use the Letters of Credit and the proceeds of the Loans only in accordance with Section 2.8 [Use of Proceeds] and as permitted by applicable Law.

7.1.8   Further Assurances. Each Loan Party shall, from time to time ~~until the Release Date~~, at its expense, faithfully preserve and protect the Administrative Agent's Lien on and Prior Security Interest in the Collateral, and shall do such other acts and things as the Administrative Agent in its sole discretion may deem necessary or advisable from time to time, ~~until the Release Date,~~ in order to preserve, perfect and protect the Liens granted under the Loan Documents and to exercise and enforce its rights and remedies thereunder with respect to the Collateral.

7.1.9   Anti-Terrorism Laws; International Trade Law Compliance. (a) No Covered Entity will become a Sanctioned Person, (b) no Covered Entity, either in its own right or through any third party, will (A) have any of its assets in a Sanctioned Country or in the possession, custody or control of a Sanctioned Person in violation of any Anti-Terrorism Law; (B) do business in or with, or derive any of its income from investments in or transactions with, any Sanctioned Country or Sanctioned Person in violation of any Anti-Terrorism Law; (C) engage in any dealings or transactions prohibited by any Anti-Terrorism Law or (D) use the Loans to fund any operations in, finance any investments or activities in, or, make any payments to, a Sanctioned Country or Sanctioned Person in violation of any Anti-Terrorism Law, (c) the funds used to repay the Obligations will not be derived from any unlawful activity, (d) each Covered Entity shall comply with all Anti-Terrorism Laws, and (e) the Borrower shall promptly notify the Administrative Agent in writing upon the occurrence of a Reportable Compliance Event.

7.1.10   Keepwell. Each Qualified ECP Loan Party jointly and severally (together with each other Qualified ECP Loan Party) hereby absolutely unconditionally and irrevocably (a) guarantees the prompt payment and performance of all Swap Obligations owing by each Non-Qualifying Party (it being understood and agreed that this guarantee is a guaranty of payment and not of collection), and (b) undertakes to provide such funds or other support as may be needed from time to time by any Non-Qualifying Party to honor all of such Non-Qualifying Party's obligations under this Agreement or any other Loan Document in respect of Swap Obligations (provided, however, that each Qualified ECP Loan Party shall only be liable under this Section 7.1.10 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.1.10, or otherwise under this Agreement or any other Loan Document, voidable under applicable law, including applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Loan Party under this Section 7.1.10 shall remain in full force and effect until payment in full of the Obligations and termination of this Agreement and the other Loan Documents. Each Qualified ECP Loan Party intends that this Section 7.1.10 constitute, and this Section 7.1.10 shall be deemed to constitute, a guarantee of the obligations of, and a "keepwell, support, or other agreement" for the benefit of each other Loan Party for all purposes of Section 1a(18(A)(v)(II) of the CEA.

7.1.11 ~~Immaterial Domestic Subsidiaries. The Borrower shall, within thirty (30) days after any Authorized Officer of any Loan Party becomes aware that the total assets of any Immaterial Domestic Subsidiary at the last day of the most recently ended fiscal quarter of the Borrower equals or exceeds Ten Million and 00/100 Dollars ($10,000,000.00), as determined in accordance with GAAP, remove such Subsidiary from Schedule 1.1(I) and join such Subsidiary to this Agreement as a Guarantor, in each case in accordance with Section 5.2.3 [Removal of Immaterial Domestic Subsidiaries].7.1.12~~ Treasury Management. No later than December 31, 2016, the Loan Parties shall open and maintain their primary operating, collection and other deposit accounts with one or more Lenders, and if reasonably requested by the Administrative Agent, enter into deposit account control agreement(s) with Administrative Agent and any such Lender in order to perfect Administrative Agent's Lien in the assets and proceeds thereof maintained in any such account, in form and substance reasonably satisfactory to the Administrative Agent.

7.1.12 Financial Advisor. No later than August 31, 2017 and at all times thereafter (subject to the last sentence of this Section 7.1.12), the Borrower will retain and engage a financial advisor acceptable to the Administrative Agent and the Required Lenders (the "**Financial Advisor**"), pursuant to an engagement agreement in form and substance acceptable to the Administrative Agent and the Required Lenders that contains in its scope of employment, among other things, responsibility for (i) reviewing and analyzing (including analysis and validation of key assumptions) the information required by Sections 7.3.1 [Interim Financial Statements] and 7.3.2 [Annual Financial Statements] of this Agreement and financial projections, and preparing and delivering to the Borrower (for subsequent distribution by the Borrower to the Lenders) reports containing analysis, conclusions and recommendations with respect to such reviews, (ii) coordinating with and assisting Borrower's management in developing each Budget, (iii) advising the Borrower with respect to business plan assessment and analysis and potential strategic or turnaround options, (iv) participating in phone calls or meetings with the Borrower and the Lenders on at least a monthly basis and (v) no later than October 15, 2017, delivering to the Administrative Agent, for subsequent distribution to the Lenders, a written analysis of Borrower's business strategy, model, competitive position and long term viability as it relates to projected profitability improvement and conclusions, recommendations and timeline for achievement. The Borrower hereby covenants and agrees that it is responsible for ensuring that the Financial Advisor performs its duties and responsibilities in form and substance acceptable to the Administrative Agent and the Required Lenders, including, without limitation, performance of the responsibilities specifically delineated in the foregoing sentence. The Borrower hereby consents to the Administrative Agent and/or any Lender directly contacting representatives of the Financial Advisor concerning the Collateral and the Borrower's performance and prospects, and the Borrower hereby agrees to make representatives of Financial Advisor available in this regard to the Administrative Agent and/or any such Lender as requested from time to time, during normal business hours. For the avoidance of doubt, all fees, costs, expenses and other liabilities associated with the Borrower's retention and engagement of the Financial Advisor shall be obligations of the Borrower and shall not be the responsibility or obligation of the Administrative Agent or any Lender in any way. Upon the resignation of any Financial Advisor, the Borrower shall have forty-five (45) days from the date of such resignation to find a replacement Financial Advisor acceptable to the Administrative Agent and the Required Lenders.

       7.2   Negative Covenants.

       7.2.1   Indebtedness. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, at any time create, incur, assume or suffer to exist any Indebtedness, except, without duplication:

       (i)   Indebtedness under the Loan Documents;

       (ii)   Existing Indebtedness as set forth on Schedule 7.2.1 (including any extensions or renewals thereof; provided there is no increase in the principal amount thereof);

       (iii)   Indebtedness incurred with respect to Purchase Money Security Interests and Capital Leases in aggregate principal amount not to exceed ~~Thirty~~ Five Million and 00/100 Dollars ($~~35,000,000.00~~5,000,000.00) at any time outstanding;

       (iv)   Indebtedness of a Loan Party to another Loan Party which is subordinated pursuant to the Intercompany Subordination Agreement;

       (v)   Indebtedness of a Loan Party to an Excluded Subsidiary which is subordinated pursuant to the Intercompany Subordination Agreement;

       (vi)   Indebtedness of an Excluded Subsidiary to a Loan Party so long as such Indebtedness is incurred within the parameters of clause (ix) of Section 7.2.4 [Loans and Investments];

       (vii)   Indebtedness of an Excluded Subsidiary to another Excluded Subsidiary;

       (viii)   Guaranties of Indebtedness permitted by Section 7.2.3 [Guaranties];

       (ix)   Any (i) Lender Provided Interest Rate Hedge, (ii) Lender Provided Foreign Currency Hedge or (iii) Indebtedness under any Other Lender Provided Financial Services Product; provided however, the Loan Parties shall enter into an Interest Rate Hedge or Foreign Currency Hedge only for hedging (rather than speculative) purposes;

       (x)   Indebtedness of one or more Loan Parties pursuant to an unsecured line of credit for the purpose of providing financing to such Loan Parties in connection with vendor purchasing relationships of such Loan Parties, not to exceed ~~Thirty~~Twenty-Five Million and 00/100 Dollars ($~~35,000,000.00~~25,000,000.00) in the aggregate for all such lines of credit;

(xi)   Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Borrower and its Subsidiaries;~~(xii)   Earn-out obligations in respect of Consideration in a Permitted Acquisition until such obligations would~~ be required to be reflected ~~on a balance sheet in accordance with GAAP;~~ and

(~~xiii~~xii)   Any unsecured Indebtedness not otherwise permitted in items (i) through (~~xii~~xi) above which does not exceed ~~Ten~~One Million and 00/100 Dollars ($~~10,000,000.00~~1,000,000.00) in the aggregate at any one time outstanding.

7.2.2   Liens; Lien Covenants. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, at any time create, incur, assume or suffer to exist any Lien on any of its property or assets, tangible or intangible, now owned or hereafter acquired, or agree or become liable to do so, except Permitted Liens.

7.2.3   Guaranties. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, at any time, directly or indirectly, become or be liable in respect of any Guaranty, except for, without duplication:

(i)   Guaranties of Indebtedness of the Loan Parties permitted hereunder,

(ii)   contingent liabilities arising from the endorsement of negotiable or other instruments for deposit or collection or similar transactions in the ordinary course of business,

(iii)   indemnities of the liabilities of its directors, officers and employees in their capacities as such as permitted by Law;

(iv)   contingent liabilities arising under commercial transactions entered into in the ordinary course of business and otherwise permitted under this Agreement;

(v)   liabilities constituting usual and customary indemnities or purchase price adjustments (other than Indebtedness) in connection with an acquisition or disposition of stock or assets by any Loan Party or any Subsidiary of a Loan Party, and any Guaranty of the obligations identified in this clause (v) by any Loan Party or Subsidiary of a Loan Party;

(vi)   Guaranties of the obligations of an Excluded Subsidiary by another Excluded Subsidiary; and

(vii)   other such obligations or liabilities in an aggregate principal amount not to exceed, when taken together with all loans, advances and investments permitted by clause (ix) of Section 7.2.4 [Loans and Investments], ~~Thirty~~Fifteen Million and 00/100 Dollars ($~~30,000,000.00~~15,000,000.00).

7.2.4   Loans and Investments. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, at any time (a) make or suffer to remain outstanding any loan or advance to, (b) purchase, acquire or own any stock, bonds, notes or securities of, or any partnership interest (whether general or limited) or limited liability company interest in, or any other investment or interest in, or (c) make any capital contribution to, any other Person, or agree, become or remain liable to do any of the foregoing, except, without duplication:

(i)   trade credit extended on usual and customary terms in the ordinary course of business;

(ii)   advances to employees to meet expenses incurred by such employees in the ordinary course of business;

(iii)   Permitted Investments;

(iv)   transactions permitted by Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions];

(v)   loans, advances and investments by Loan Parties in other Loan Parties;

(vi)   loans, advances and investments by Excluded Subsidiaries in other Excluded Subsidiaries;

(vii)   loans, advances and investments by Excluded Subsidiaries in Loan Parties, subject to the provisions of Section 7.2.1(v) [Indebtedness];

(viii)   any loans, advances or investments existing on the Closing Date and described on Schedule 7.2.4; and

(ix)   loans, advances and investments not otherwise permitted in items (i) through (viii) above in Excluded Subsidiaries and Joint Ventures in an amount, measured at the time any such loan, advance or investment is made and when taken together with all obligations permitted by clause (vii) of Section 7.2.3 [Guaranties], which shall not exceed ~~Thirty~~Fifteen Million and 00/100 Dollars ($~~30,000,000.00~~15,000,000.00) in the aggregate at any one time outstanding.

7.2.5   Dividends and Related Distributions. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, make or pay, or agree to become or remain liable to make or pay, any dividend or other distribution of any nature (whether in cash, property, securities or otherwise) on account of or in respect of its shares of Capital Stock, on account of the purchase, redemption, retirement or acquisition of its shares of Capital Stock (or warrants, options or rights therefor), except (i) dividends or other distributions payable to a Loan Party, (ii~~) so long as both immediately before and immediately after giving effect thereto there exists no Event of Default or Potential Default, regular quarterly dividends~~ in an aggregate amount not to exceed Fifteen Million and 00/100 Dollars ($15,000,000.00) in any fiscal year, (iii~~) the repurchase of Capital

Stock occurring or deemed to occur upon the exercise or vesting of stock or other equity awards under one of Borrower's equity incentive plans and any repurchase or other acquisition of Capital Stock made in lieu of withholding taxes in connection with any exercise, vesting or exchange of stock or other equity awards under one of Borrower's equity incentive plans, ~~(iv~~in an aggregate amount not to exceed Eight Hundred Fifty Thousand and 00/100 Dollars ($850,000.00) in any fiscal year and (iii) dividends or other distributions payable from one Excluded Subsidiary to another Excluded Subsidiary ~~and (v) any other dividends or distributions so long as both immediately before and immediately after giving effect thereto (a) there exists no Event of Default or Potential Default, and (b) the pro forma Leverage Ratio (calculated if such dividend or distribution has been made in the applicable measurement period) for the four (4) consecutive fiscal quarters most recently ended is less than or equal to 3.00 to 1.0.~~.

7.2.6   Liquidations, Mergers, Consolidations, Acquisitions. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, dissolve, liquidate or wind-up its affairs, or become a party to any merger or consolidation, or acquire by purchase, lease or otherwise all or substantially all of the assets or Capital Stock of any other Person; provided that:

(i)   upon prior written notice by the Borrower, any Loan Party may consolidate or merge with or into another Loan Party (provided that the Borrower survives any merger involving the Borrower) so long as (a) ~~the Release Date has not occurred,~~ the Administrative Agent shall have been provided with any and all documents, agreements, searches, filings or other items required by the Administrative Agent to maintain the Administrative Agent's Prior Security Interest in the assets and Lien on the property of such surviving entity and (b) such surviving entity shall have assumed all obligations of such merged or consolidated Guarantor;

(ii)   upon prior written notice by the Borrower, any Excluded Subsidiary may consolidate or merge with or into a Loan Party so long as such Loan Party survives such consolidation or merger, and so long as (a) ~~if the Release Date has not occurred,~~ the Administrative Agent shall have been provided with any and all documents, agreements, searches, filings or other items required by the Administrative Agent to maintain the Administrative Agent's Prior Security Interest in the assets and Lien on the property of such surviving entity and (b) such surviving entity shall have assumed all obligations of such merged or consolidated Excluded Subsidiary;

(iii)   upon prior written notice by the Borrower, any Guarantor may dispose of all or any of its assets (upon voluntary liquidation, dissolution winding up or otherwise) to the Borrower or any other Guarantor; provided that with respect to any such disposition, the consideration for such disposition shall not exceed the fair market value of such assets; and

(iv)   any Excluded Subsidiary may (a) dispose of all or any of its assets (upon voluntary liquidation, dissolution winding up or otherwise) to any other Excluded Subsidiary or (b) consolidate or merge with or into any Excluded Subsidiary and such merged or consolidated Excluded Subsidiary may be liquidated or dissolved if the

Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and its Subsidiaries and is not materially adverse to the interests of the Administrative Agent and the Lenders~~;~~

(v) ~~any (A) Foreign Subsidiary or Disregarded Domestic Subsidiary may acquire (by purchase or other acquisition) the ownership interests of another Person that when acquired will become a Foreign Subsidiary or (B) Foreign Subsidiary may acquire (by purchase or other acquisition) all or substantially all of the assets of another Person (excluding any Loan Party) or of a business or division of another Person (other than a Loan Party), provided that (a) in either case the business acquired, or the business conducted by the Person whose ownership interests are being acquired, as applicable, shall be substantially the same as, complementary, adjacent or substantially related to one or more line or lines of business conducted by the Borrower and its Subsidiaries and shall comply with Section 7.2.10 [Continuation of or Change in Business] and (b) if such Foreign Subsidiary is acquiring the ownership interests in a Domestic Person, if such Domestic Person is not designated as an Immaterial Domestic Subsidiary in accordance with the terms of this Agreement, such Domestic Person shall join this Agreement as a Guarantor pursuant to Section 10.15 [Joinder of Guarantors] and the Administrative Agent shall have received all documents and other items required by Section 10.15 [Joinder of Guarantors];~~

(vi) ~~any Loan Party may acquire (by purchase or other acquisition) (x) all of the ownership interests of another Person, (y) all or substantially all of the assets of another Person or (z) all or a substantial portion of one or more lines of business or divisions of another Person (each, a "~~**Permitted Acquisition**~~"); provided that each of the following requirements is met:~~

(A) ~~if such Loan Party is acquiring the ownership interests in a Domestic Person, if such Domestic Person is not designated as an Immaterial Domestic Subsidiary in accordance with the terms of this Agreement, such Domestic Person shall join this Agreement as a Guarantor pursuant to Section 10.15 [Joinder of Guarantors] and the Administrative Agent shall have received all documents and other items required by Section 10.15 [Joinder of Guarantors];~~

(B) ~~such Permitted Acquisition is not a hostile or contested acquisition;~~

(C) ~~each applicable Official Body shall have approved such Permitted Acquisition and the Loan Parties shall have delivered to the Administrative Agent and the Lenders written evidence of the approval of such Official Body or such Permitted Acquisition;~~

(D) ~~the business or assets acquired, or the business conducted by the Person whose ownership interests are being acquired, as applicable, shall be substantially the same as or complementary or substantially related to one or more line or lines of business conducted by the Loan Parties and shall comply with Section 7.2.10 [Continuation of or Change in Business];~~

(E)   except if the applicable Permitted Acquisition is for Consideration less than Ten Million and 00/100 Dollars ($10,000,000.00), the Borrower shall deliver to the Agent a compliance certificate in the form of Exhibit 7.2.6 (an "**Acquisition Compliance Certificate**") at least five (5) days prior (or such shorter timeframe as may be agreed to by the Administrative Agent in its sole discretion) to the closing date such Permitted Acquisition, which shall demonstrate that the Loan Parties shall be in pro forma compliance with the covenant contained in Sections 7.2.13 [Maximum Leverage Ratio] after giving effect to such Permitted Acquisition (including in such computation Indebtedness or other liabilities assumed or incurred in connection with such Permitted Acquisition); provided that in connection with such compliance, the Loan Parties shall demonstrate that the Leverage Ratio, on the date of such Permitted Acquisition and after giving effect thereto, does not exceed the Reduced Leverage Threshold;

(F)   except if the applicable Permitted Acquisition is for Consideration less than Ten Million and 00/100 Dollars ($10,000,000.00), the Loan Parties shall deliver to the Administrative Agent at least five (5) days before (or such shorter timeframe as may be agreed to by the Administrative Agent in its sole discretion) such Permitted Acquisition copies of (x) any agreements entered into or proposed to be entered into by such Loan Parties in connection with such Permitted Acquisition, (y) such other information about such Person or its assets as the Administrative Agent or any Lender may reasonably require; and(G)   no Event of Default or Potential Default shall exist immediately prior to or after giving effect to such Permitted Acquisition.

7.2.7   Dispositions of Assets or Subsidiaries. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily, any of its properties or assets, tangible or intangible (including sale, assignment, discount or other disposition of accounts, contract rights, chattel paper, equipment or general intangibles with or without recourse or of Capital Stock of a Subsidiary of such Loan Party), except:

(i)   transactions involving (a) the sale of inventory in the ordinary course of business and (b) the transfer, license or other conveyance of intellectual property and other intangible assets in the ordinary course of business;

(ii)   any sale, transfer or lease of assets in the ordinary course of business which are obsolete or no longer necessary or required in the conduct of such Loan Party's or such Subsidiary's business;(iii)   any sale, transfer or lease of assets (including, without limitation, Capital Stock) by any Loan Party or any wholly owned Subsidiary of such Loan Party to another Loan Party;

(iviii) any sale, transfer or lease of assets in the ordinary course of business which are replaced by substitute assets acquired or leased within the parameters of this Agreement; provided that if the Release Date has not occurred, such substitute assets are subject to the Lenders' Prior Security Interest;

(iv) any sale, transfer or lease of assets in the ordinary course of business which are obsolete or no longer necessary or required in the conduct of such Loan Party's or such Subsidiary's business;

(v) the sale for fair market value of the Borrower's owned real property located at 1000 Park Drive, Lawrence, Pennsylvania;

(vi) any disposal of any interest in any Joint Venture for fair market value; and

(vivii) any sale, transfer or lease of assets (including the Capital Stock of a Loan Party or Excluded Subsidiary) made after the First Amendment Effective Date for fair market value if the Considerationaggregate cash and other consideration received by the Borrower and its Subsidiaries for all such sales, transfers and leases consummated during the term of this Agreement is less than Twenty-FiveTwo Million Five Hundred Thousand and 00/100 Dollars ($25,000,0002,500,000) in the aggregate, and only so long as no Event of Default or Potential Default shall exist immediately prior to or after giving effect to such disposition; and

(viiviii) any sale, transfer or lease of assets, other than those specifically excepted pursuant to clauses (i) through (vivii) above, which is approved by the Required Lenders.

7.2.8   Affiliate Transactions. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, enter into or carry out any transaction with any Affiliate of any Loan Party (including purchasing property or services from or selling property or services to any Affiliate of any Loan Party or other Person) unless such transaction is not otherwise prohibited by this Agreement, is entered into in the ordinary course of business upon fair and reasonable arm's-length terms and conditions and which is in accordance with all applicable Law. The following items will not be deemed to be transactions with Affiliates of a Loan Party and, therefore, will not be subject to the provisions of this Section 7.2.8: (a) any employment agreement, employee benefit plan, officer, director or employee indemnification agreement or any similar arrangement, including the issuance of Capital Stock in connection therewith, entered into by any Loan Party or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto, (b) any transaction between a Loan Party and another Loan Party and (c) any transaction between an Excluded Subsidiary and another Excluded Subsidiary.

7.2.9   Subsidiaries and Joint Ventures. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to own or create directly or indirectly any Subsidiaries other than:

(i) any Domestic Subsidiary which has joined thisis a party to the Agreement as a Guarantor on the ClosingFirst Amendment Effective Date;

(ii) any Immaterial Domestic Subsidiary designated as such on Schedule 1.1(I) on the Closing Date;(iii) any Domestic Subsidiary either (a) created, acquired or otherwise formed after the ClosingFirst Amendment Effective Date in compliance with this Agreement (~~and not designated as an Immaterial Domestic Subsidiary in accordance with clause (iv) below) or (b) required to be removed from being listed as an Immaterial Domestic Subsidiary pursuant to the terms of this Agreement~~including any Domestic Person no longer classified as a Disregarded Domestic Subsidiary), so long as such Domestic Subsidiary joins this Agreement as a Guarantor pursuant to Section 10.15 [Joinder of Guarantors];~~(iv) any Domestic Subsidiary created, acquired or otherwise formed after the Closing Date that is designated as an Immaterial Domestic Subsidiary on Schedule 1.1(I) pursuant to an update to such Schedule provided by the Borrower to the Administrative Agent within thirty (30) days after the creation, acquisition or formation of such Domestic Subsidiary, or such later date as consented~~ to by the Administrative Agent in writing~~;~~ and

(~~v~~iii) any Foreign Subsidiary or Disregarded Domestic Subsidiary (a) existing as of the Closing Date, or (b) formed by the Borrower or a Subsidiary of the Borrower after the Closing Date in compliance with Section 7.2.4 [Loans and Investments]~~or (c) acquired after the Closing Date in compliance with this Agreement~~.

Except as permitted pursuant to Section 7.2.4 [Loans and Investments], each of the Loan Parties shall not become or agree to become a party to a Joint Venture.

7.2.10   Continuation of or Change in Business. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, engage in any business other than providing technology solutions to help its customers design, build, manage and secure their information technology networks, and businesses substantially related, complementary, adjacent incidental or ancillary thereto.

7.2.11   Fiscal Year. The Borrower shall not, and shall not permit any other Loan Party to, change its fiscal year from the twelve month period beginning April 1 and ending March 31.

7.2.12   Changes in Organizational Documents. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, amend in any respect its certificate of incorporation (including any provisions or resolutions relating to Capital Stock), by-laws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement or other organizational documents in any manner that would be materially adverse to the Lenders, without providing at least five (5) calendar days' prior written notice to the Administrative Agent and the Lenders and obtaining the prior written consent of the Required Lenders.

7.2.13   Maximum Leverage Ratio. The Loan Parties shall not permit the Leverage Ratio to exceed (i) ~~3.75~~4.00 to 1.00, calculated as of ~~June 30, 2016 and the end of each fiscal quarter thereafter through and including the fiscal quarter ending June 30, 2017, (ii) 3.50 to 1.00 (or upon and after the Release Date, if applicable, 3.25 to 1.00),~~September 30, 2018, (ii) 3.75 to 1.00, calculated as of December 31, 2018, (iii) 3.50 to 1.00, calculated as of March 31, 2019, (iv) 3.25 to 1.00, calculated as of June 30, 2019 and (v) 3.00 to 1.00, calculated as of September 30, ~~2017 and the end of each fiscal quarter thereafter through and including March 31, 2018 and (iii) 3.25 to 1.00 (or upon and after~~

the Release Date, if applicable, 3.00 to 1.00), ~~calculated as of June 30, 2018~~2019 and the end of each fiscal quarter thereafter.

7.2.14   Minimum ~~Interest~~Fixed Charge Coverage Ratio. The Loan Parties shall not permit the ~~Interest~~Fixed Charge Coverage Ratio, to be less than (i) 1.00 to 1.00, calculated as of ~~June 30, 2016~~September 30, 2018 and December 31, 2018 and (ii) 1.10 to 1.00, calculated as of March 31, 2019 and the end of each fiscal quarter thereafter, ~~to be less than 3.50 to 1.00.~~.

7.2.15   Minimum Consolidated EBITDA. The Loan Parties shall not permit Consolidated EBITDA, in each case for the four (4) consecutive fiscal quarters then ending, to be less than (i) Seventeen Million and 00/100 Dollars ($17,000,000.00), calculated as of the fiscal quarter ending September 30, 2017, (ii) Fourteen Million and 00/100 Dollars ($14,000,000.00), calculated as of the fiscal quarter ending December 31, 2017, (iii) Fourteen Million Five Hundred Thousand and 00/100 Dollars ($14,500,000.00), calculated as of the fiscal quarter ending March 31, 2018 and (iv) Twenty Million and 00/100 Dollars ($20,000,000.00), calculated as of the fiscal quarter ending June 30, 2018.

7.2.16   Maximum Capital Expenditures. Each of the Loan Parties shall not, and shall not permit any of its Subsidiaries to, contract for, purchase or make any expenditure or commitments for Capital Expenditures in an aggregate amount for all Loan Parties and their Subsidiaries in excess of (i) Three Million and 00/100 Dollars ($3,000,000.00) in the fiscal quarter of the Loan Parties ending September 30, 2017, (ii) Two Million One Hundred Thousand and 00/100 Dollars ($2,100,000.00) in the fiscal quarter of the Loan Parties ending December 31, 2017, (iii) One Million Three Hundred Thousand and 00/100 Dollars ($1,300,000.00) in the fiscal quarter of the Loan Parties ending March 31, 2018 and (iv) Four Million and 00/100 Dollars ($4,000,000.00) in the fiscal quarter of the Loan Parties ending June 30, 2018; provided that any of the foregoing Dollar amounts set forth in this Section 7.2.16 may be increased by the amount of any SAP Implementation Related Expenses constituting Capital Expenditures during such period, in an aggregate amount for all such increases not to exceed the difference between (i) the amount of all SAP Implementation Related Expenses constituting Capital Expenditures *minus* (ii) Four Million and 00/100 Dollars ($4,000,000.00). Notwithstanding the foregoing, fifty percent (50%) of any portion of any amount specified above, if not expended in the fiscal quarter for which it is permitted above, may be carried over for expenditure in the immediately succeeding fiscal quarter and will be deemed to be used for the first capital expenditures made in the applicable subsequent fiscal quarter.

7.2.17   Limitation on Negative Pledges. Each of the Loan Parties shall not, and shall not permit any Subsidiary, to enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of such Loan Party or any of its Subsidiaries to create, incur, assume or suffer to exist any Lien upon any of the Collateral securing the Obligations, other than (a) this Agreement and the other Loan Documents (b) with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with a disposition of assets permitted under this Agreement of all or substantially all of the equity interests or assets of such Subsidiary, (c) any agreements governing any purchase money Liens or capital lease obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby and the proceeds thereof), (d) restrictions imposed by any agreement relating to secured Indebtedness permitted pursuant to 7.2.1 [Indebtedness] to the extent that such restrictions apply only to the property or assets securing such Indebtedness and the proceeds thereof; (e) customary provisions restricting assignment or sublicensing of any assets under a licensing agreement (in which a Loan Party or its Subsidiaries are the licensee) with respect to a contract entered into by a Loan Party or its Subsidiaries in the ordinary course of business (f) customary provisions restricting assignment of any agreement entered into in the ordinary course of business, (g) customary provisions restricting subletting, sublicensing or assignment of any intellectual property license or any lease governing any leasehold interests of a Loan Party and its Subsidiaries, (h) any agreement acquired pursuant to a Permitted Acquisition, and any renewal or extension thereof and (i and (h) with respect to any Person becoming a Subsidiary in accordance with the terms of this Agreement after the Closing Date, any agreement in effect at the time such Person becomes a Subsidiary so long as such agreement was not entered into in contemplation of such Person becoming a Subsidiary and any such prohibition only applies to such Subsidiary.

7.3   Reporting Requirements. The Loan Parties will furnish or cause to be furnished to the Administrative Agent and each of the Lenders:

7.3.1   QuarterlyInterim Financial Statements.

7.3.1.1   Monthly Financial Statements. As soon as available and in any event not later than the earlier to occur of (x) the date by which the Borrower is required to file its quarterly report on form 10-Q with the SEC after the close of each of the first (1st) three (3) fiscal quarters of each fiscal year of the Borrower and (y) the forty-fifth (45thirtieth (30th) day after the close of any such fiscal quarter,fiscal month, commencing with the fiscal month ended July 30, 2017, financial statements of the Borrower and its Subsidiaries, consisting of a consolidated balance sheet as of the end of such fiscal quartermonth and related consolidated statements of income, stockholders' equity and cash flows for the fiscal quartermonth then ended and the fiscal year through that date, all in reasonable detail and certified (subject to normal year-end audit adjustments) by the Chief Executive Officer, President or Chief Financial Officer of the Borrower as having been prepared in accordance with GAAP, consistently applied, and, to the extent applicable, setting forth in comparative form the respective financial statements for the corresponding date and period in the previous fiscal year.

7.3.1.2   Quarterly Financial Statements. As soon as available and in any event not later than the earlier to occur of (x) the date by which the Borrower is required to file its quarterly report on form 10-Q with the SEC after the close of each of the first (1st) three (3) fiscal quarters of each fiscal year of the Borrower (commencing with the fiscal quarter ended July 1, 2017) and (y) the forty-fifth (45th) day after the close of any such fiscal quarter, financial statements of the Borrower and its Subsidiaries, consisting of a consolidated balance sheet as of the end of such fiscal quarter and related consolidated statements of income, stockholders' equity and cash flows for the fiscal quarter then ended and the fiscal year through that date, all in reasonable detail and

certified (subject to normal year-end audit adjustments) by the Chief Executive Officer, President or Chief Financial Officer of the Borrower as having been prepared in accordance with GAAP, consistently applied, and setting forth in comparative form the respective financial statements for the corresponding date and period in the previous fiscal year.

7.3.2 Annual Financial Statements. As soon as available and in any event not later than the earlier to occur of (x) the date by which the Borrower is required to file its annual report on Form 10-K with the SEC after the close of each fiscal year of the Borrower (commencing with the fiscal year ending March 31, 2018) and (y) the ninetieth (90th) day after the close of any such fiscal year of the Borrower, financial statements of the Borrower and its Subsidiaries consisting of an audited consolidated balance sheet as of the end of such fiscal year, and related consolidated statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year, and certified by independent certified public accountants of nationally recognized standing satisfactory to the Administrative Agent. The certificate or report of accountants shall be free of qualifications (other than any consistency qualification that may result from a change in the method used to prepare the financial statements as to which such accountants concur) and shall not indicate the occurrence or existence of any event, condition or contingency which would materially impair the prospect of payment or performance of any covenant, agreement or duty of any Loan Party under any of the Loan Documents

7.3.3 Consolidating Segment Reports. As soon as available and in any event within five (5) Business Days after the end of the respective time period provided for in Sections ~~7.3.1~~7.3.1.2 [Quarterly Financial Statements] and 7.3.2 [Annual Financial Statements], unaudited consolidating statements of income of the Borrower and its Subsidiaries for each reporting segment consistent with the Borrower's SEC filings for such fiscal quarter or fiscal year, as the case may be, and unaudited consolidating balance sheets of the Borrower and its Subsidiaries for each reporting segment consistent with the Borrower's SEC filings as of the close of such fiscal quarter or fiscal year, as the case may be, all in reasonable detail and certified by the Chief Executive Officer, President or Chief Financial Officer of the Borrower as presenting fairly the financial position of such segments of the Borrower and its Subsidiaries as of the end of such fiscal quarter or fiscal year, as the case may be, and the results of their operations for such fiscal quarter or fiscal year, as the case may be, in conformity with GAAP (exclusive of principals of consolidation), subject (in the case of quarterly reports) to normal and recurring year-end audit adjustments.

7.3.4 Certificate of the Borrower. Concurrently with the financial statements of the Borrower furnished to the Administrative Agent and to the Lenders pursuant to Sections ~~7.3.1~~7.3.1.2 [Quarterly Financial Statements] and 7.3.2 [Annual Financial Statements], commencing with the fiscal quarter ending September 30, 2017, a certificate (each a "**Compliance Certificate**") of the Borrower signed by the Chief Executive Officer, President or Chief Financial Officer of the Borrower, in the form of Exhibit 7.3.4.

7.3.5 Other Financial Reports.

(i)   Annual Operating Plans. The annual operating plans and any forecasts or projections of the Borrower, to be supplied not later than sixty (60) days after commencement of the fiscal year to which any of the foregoing may be applicable,

(ii)   Weekly Budget. Weekly, no later than Tuesday of each week beginning with the week of August 14, 2017, (a) an updated Budget for the succeeding thirteen-week period, which, upon the Administrative Agent's notice of acceptance, in the Administrative Agent's sole discretion, will be deemed to constitute the new Budget, and (b) a reconciliation of actual performance of the Loan Parties and their Subsidiaries for the immediately prior week versus their projected performance in the Budget for such week, *provided* that management and the Borrower's Financial Advisor will concurrently provide written explanation for any negative variance in the projected ending cash balance for such week exceeding fifteen percent (15%).

7.3.6   Notices.

7.3.5.17.3.6.1 Default. Promptly after any Authorized Officer of any Loan Party has learned of the occurrence of an Event of Default or Potential Default, a certificate signed by an Authorized Officer setting forth the details of such Event of Default or Potential Default and the action which such Loan Party proposes to take with respect thereto.

7.3.5.27.3.6.2 Litigation. Promptly after any Authorized Officer has become aware of the commencement thereof, notice of all actions, suits, proceedings or investigations before or by any Official Body or any other Person against any Loan Party or Subsidiary of any Loan Party which relate to the Collateral, involve a claim or series of claims in excess of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) or which if adversely determined would constitute a Material Adverse Change.

7.3.5.37.3.6.3 Erroneous Financial Information. Promptly in the event that the Borrower or its accountants conclude or advise that any previously issued financial statement, audit report or interim review should no longer be relied upon or that disclosure should be made or action should be taken to prevent future reliance, notice in writing setting forth the details thereof and the action which the Borrower proposes to take with respect thereto.

7.3.5.47.3.6.4 ERISA Event. Promptly upon the occurrence of any ERISA Event, notice in writing setting forth the details thereof and the action which the Borrower proposes to take with respect thereto.

7.3.5.57.3.6.5 Other Reports. Promptly upon their becoming available to the Borrower:

(i)   Annual Operating Plans. The annual operating plans and any forecasts or projections of the Borrower, to be supplied not later than sixty (60) days

~~after commencement of the fiscal year to which any of the foregoing may be applicable,(ii)~~ Management Letters. Any reports including management letters submitted to the Borrower by independent accountants in connection with any annual, interim or special audit,

(~~iii~~ii) SEC Reports; Shareholder Communications. Reports, including Forms 10-K, 10-Q and 8-K, registration statements and prospectuses and other shareholder communications, filed by the Borrower with the SEC, and

(~~iv~~iii) Other Information. Such other reports and information as any of the Lenders may from time to time reasonably request.

Documents required to be delivered pursuant Section 7.3.1 [~~Quarterly~~Interim Financial Statements], Section 7.3.2 [Annual Financial Statements], Section 7.3.5 [Other Financial Reports] and Section ~~7.3.5.5~~7.3.6.5 [Other Reports] may be delivered electronically and, if so delivered (to the extent that the Borrower is required to file Annual Reports or Quarterly Reports with the SEC), shall be deemed to have been delivered on the date on which such documents are filed for public availability on the EDGAR website; provided that the Borrower shall (i) notify (which may be by facsimile or electronic mail) the Administrative Agent of the filing of any such documents, and (2) provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything to the contrary contained herein, in every instance the Borrower shall be required to provide paper copies of the compliance certificate required by Section 7.3.4 [Certificate of the Borrower] to the Administrative Agent.

8.   DEFAULT

    8.1   Events of Default. An Event of Default shall mean the occurrence or existence of any one or more of the following events or conditions (whatever the reason therefor and whether voluntary, involuntary or effected by operation of Law):

        8.1.1   Payments Under Loan Documents. The Borrower shall fail to pay (i) any principal of any Loan (including scheduled installments, mandatory prepayments or the payment due at maturity) or Letter of Credit Borrowing on the date which such principal becomes due in accordance with the terms hereof, or (ii) any interest on any Loan, Letter of Credit Borrowing or other Obligation, or any fee, indemnity, expense or other amount owing hereunder or under the other Loan Documents (excluding amounts expressly covered by sub-clause (i) of this Section 8.1.1) on the date such interest, fee, indemnity, expense or other amount becomes due in accordance with the terms hereof and such failure continues for three (3) Business Days ~~or (iii) any fee, indemnity, expense, or other amount owing hereunder or under the other Loan Documents (excluding amounts expressly covered by sub clauses (i) and (ii) of this Section 8.1.1) on the date on which such fee, indemnity, expense or other amount becomes due in accordance with the terms hereof or thereof and such failure continues for ten (10) Business Days~~;

        8.1.2   Breach of Warranty. Any representation or warranty made at any time by any of the Loan Parties herein or by any of the Loan Parties in any other

Loan Document, or in any certificate, other instrument or statement furnished pursuant to the provisions hereof or thereof, shall prove to have been false or misleading in any material respect as of the time it was made or furnished;

8.1.3   Anti-Terrorism Laws. Any representation or warranty contained in Section 5.1.16 [Anti-Terrorism Laws] is or becomes false or misleading at any time;

8.1.4   Breach of Negative Covenants, Visitation Rights ~~or~~, Anti-Terrorism Laws or Financial Advisor Requirement. Any of the Loan Parties shall default in the observance or performance of any covenant contained in Section 7.1.5 [Visitation Rights], Section 7.1.9 [Anti-Terrorism Laws; International Trade Law Compliance], Section 7.1.12 [Financial Advisor] or Section 7.2 [Negative Covenants];

8.1.5   Breach of Other Covenants. Any of the Loan Parties shall default in the observance or performance of any other covenant, condition or provision hereof or of any other Loan Document and such default shall continue unremedied for a period of thirty (30) days after any Authorized Officer of any Loan Party becomes aware of the occurrence thereof;

8.1.6   Defaults in Other Agreements or Indebtedness. A default or event of default shall occur at any time under the terms of any other agreement involving borrowed money or the extension of credit or any other Indebtedness under which any Loan Party or Subsidiary of any Loan Party may be obligated as a borrower or guarantor in excess of ~~Five~~Two Million and 00/100 Dollars ($~~5,000,000.00~~2,000,000.00) in the aggregate, and such breach, default or event of default consists of the failure to pay (beyond any period of grace permitted with respect thereto, whether waived or not) any Indebtedness when due (whether at stated maturity, by acceleration or otherwise) or if such breach or default permits or causes the acceleration of any Indebtedness (whether or not such right shall have been waived) or the termination of any commitment to lend;

8.1.7   Final Judgments or Orders. Any final judgments or orders for the payment of money in excess of ~~Five~~Two Million and 00/100 Dollars ($~~5,000,000.00~~2,000,000.00) in the aggregate in excess of any applicable valid and binding third party insurance coverage not in dispute shall be entered against any Loan Party by a court having jurisdiction in the premises, which judgment is not discharged, vacated, bonded or stayed pending appeal within a period of thirty (30) days from the date of entry;

8.1.8   Loan Document Unenforceable. Any of the Loan Documents shall cease to be legal, valid and binding agreements enforceable against the party executing the same or such party's successors and assigns (as permitted under the Loan Documents) in accordance with the respective terms thereof or shall in any way be terminated (except in accordance with its terms) or become or be declared ineffective or inoperative or shall in any way be challenged or contested or cease to give or provide the respective Liens, security interests, rights, titles, interests, remedies, powers or privileges intended to be created thereby;

8.1.9   Uninsured Losses; Proceedings Against Assets. There shall occur any material uninsured damage to or loss, theft or destruction of any of the Collateral in excess of ~~Five~~Two Million and 00/100 Dollars ($~~5,000,000.00~~2,000,000.00) or the Collateral or any other of the Loan Parties' or any of their Subsidiaries' assets are attached, seized, levied upon or subjected to a writ or distress warrant; or such come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not cured within sixty (60) days thereafter;

8.1.10   Events Relating to Pension Plans and Multiemployer Plans. An ERISA Event occurs with respect to a Pension Plan which constitutes a Material Adverse Change, or Borrower or any member of the ERISA Group fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan, where the aggregate amount of unamortized withdrawal liability has resulted in a Material Adverse Change;

8.1.11   Change of Control. A Change of Control shall occur.

8.1.12   Relief Proceedings. A Relief Proceeding shall have been instituted against any Loan Party or Subsidiary of a Loan Party and such Relief Proceeding shall remain undismissed or unstayed and in effect for a period of thirty (30) consecutive days or such court shall enter a decree or order granting any of the relief sought in such Relief Proceeding, (ii) any Loan Party institutes a Relief Proceeding, or (iii) any Loan Party admits in writing its inability to pay its debts as they mature.

8.2   Consequences of Event of Default.

8.2.1   Events of Default Other Than Bankruptcy, Insolvency or Reorganization Proceedings. If an Event of Default specified under Sections 8.1.1 [Payments Under Loan Documents] through 8.1.11 [Change of Control] shall occur and be continuing, the Lenders and the Administrative Agent shall be under no further obligation to make Loans and the Issuing Lender shall be under no obligation to issue Letters of Credit and the Administrative Agent may, and upon the request of the Required Lenders, shall (i) by written notice to the Borrower, declare the unpaid principal amount of the Notes then outstanding and all interest accrued thereon, any unpaid fees and all other Indebtedness of the Borrower to the Lenders hereunder and thereunder to be forthwith due and payable, and the same shall thereupon become and be immediately due and payable to the Administrative Agent for the benefit of each Lender without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, and (ii) require the Borrower to, and the Borrower shall thereupon, deposit in a non-interest-bearing account with the Administrative Agent, as cash collateral for its Obligations under the Loan Documents, an amount equal to the maximum amount currently or at any time thereafter available to be drawn on all outstanding Letters of Credit, and the Borrower hereby pledges to the Administrative Agent and the Lenders, and grants to the Administrative Agent and the Lenders a security interest in, all such cash as security for such Obligations (once the applicable Event of Default has been waived in accordance with the terms of this Agreement, the Administrative Agent shall promptly return such cash collateral to the Borrower); and

8.2.2   Bankruptcy, Insolvency or Reorganization Proceedings. If an Event of Default specified under Section 8.1.12 [Relief Proceedings] shall occur, the Lenders shall be under no further obligations to make Loans hereunder and the Issuing Lender shall be under no obligation to issue Letters of Credit and the unpaid principal amount of the Loans then outstanding and all interest accrued thereon, any unpaid fees and all other Indebtedness of the Borrower to the Lenders hereunder and thereunder shall be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived; and

8.2.3   Set-off. If an Event of Default shall have occurred and be continuing, each Lender, the Issuing Lender, and each of their respective Affiliates and any participant of such Lender or Affiliate which has agreed in writing to be bound by the provisions of Section 4.3 [Sharing of Payments by Lenders] is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Lender or any such Affiliate or participant to or for the credit or the account of any Loan Party against any and all of the Obligations of such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender, the Issuing Lender, Affiliate or participant, irrespective of whether or not such Lender, Issuing Lender, Affiliate or participant shall have made any demand under this Agreement or any other Loan Document and although such Obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or the Issuing Lender different from the branch or office holding such deposit or obligated on such Indebtedness. The rights of each Lender, the Issuing Lender and their respective Affiliates and participants under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, the Issuing Lender or their respective Affiliates and participants may have. Each Lender and the Issuing Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application;

8.2.4   Enforcement of Rights and Remedies. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with this Section 8.2 for the benefit of all the Lenders and the Issuing Lender; provided that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) the Issuing Lender or the Swing Loan Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as the Issuing Lender or Swing Loan Lender, as the case may be) hereunder and under the other Loan Documents,

(c) any Lender from exercising setoff rights in accordance with Section 8.2.3 [Set-Off] (subject to the terms of Section 4.3 [Sharing of Payments by Lenders]), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Insolvency Proceeding; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to this Section 8.2.4, and (ii) in addition to the matters specified in clauses (b), (c) and (d) of the preceding proviso and subject to Section 4.3 [Sharing of Payments by Lenders]), any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

8.2.5   Application of Proceeds. From and after the date on which the Administrative Agent has taken any action pursuant to this Section 8.2 and until Payment in Full, any and all proceeds received by the Administrative Agent from any sale or other disposition of the Collateral, or any part thereof, or the exercise of any other remedy by the Administrative Agent, shall be applied as follows:

(i)   First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts, including attorney fees, payable to the Administrative Agent in its capacity as such, the Issuing Lender in its capacity as such and the Swing Loan Lender in its capacity as such, ratably among the Administrative Agent, the Issuing Lender and Swing Loan Lender in proportion to the respective amounts described in this clause First payable to them;

(ii)   Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders under the Loan Documents, including attorney fees, ratably among the Lenders in proportion to the respective amounts described in this clause Second payable to them;

(iii)   Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans and Reimbursement Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

(iv)   Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, Reimbursement Obligations and payment obligations then owing under Lender Provided Interest Rate Hedges, Lender Provided Foreign Currency Hedges, and Other Lender Provided Financial Service Products, ratably among the Lenders, the Issuing Lender, and the Lenders or Affiliates of Lenders which provide Lender Provided Interest Rate Hedges, Lender Provided Foreign Currency Hedges, and Other Lender Provided Financial Service Products, and to the Administrative Agent for the account of the Issuing Lender, to cash collateralize any undrawn amounts under outstanding Letters of Credit (to the extent not otherwise cash collateralized pursuant to this Agreement), in proportion to the respective amounts described in this clause Fourth held by them; and

(v) ~~Fifth, to the Administrative Agent for the account of the Issuing Lender, to cash collateralize any undrawn amounts under outstanding Letters of Credit; and(vi)~~ Last, the balance, if any, to the Loan Parties or as required by Law.

Amounts used to cash collateralize any undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order specified above.

Notwithstanding anything to the contrary in this Section 8.2.5, no Swap Obligations of any Non-Qualifying Party shall be paid with amounts received from such Non-Qualifying Party under its Guaranty Agreement (including sums received as a result of the exercise of remedies with respect to such Guaranty Agreement) or from the proceeds of such Non-Qualifying Party's Collateral if such Swap Obligations would constitute Excluded Hedge Liabilities; provided, however, that to the extent possible appropriate adjustments shall be made with respect to payments and/or the proceeds of Collateral from other Loan Parties that are Eligible Contract Participants with respect to such Swap Obligations to preserve the allocation to Obligations otherwise set forth above in this Section 8.2.5.

9.   THE ADMINISTRATIVE AGENT

9.1   Appointment and Authority. Each of the Lenders and the Issuing Lender hereby irrevocably appoints PNC to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Section 9 are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Lender, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

9.2   Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.3   Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a)   shall not be subject to any fiduciary or other implied duties, regardless of whether a Potential Default or Event of Default has occurred and is continuing;

(b)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law; and

(c)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.1 [Modifications, Amendments or Waivers] and 8.2 [Consequences of Event of Default]) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Potential Default or Event of Default unless and until notice describing such Potential Default or Event of Default is given to the Administrative Agent by the Borrower, a Lender or the Issuing Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Potential Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Section 6 [Conditions of Lending and Issuance of Letters of Credit] or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.4   Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.5   Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

9.6   Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Lender and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with approval from the Borrower (so long as no Event of Default has occurred and is continuing), to appoint a successor, such approval not to be unreasonably withheld or delayed. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the Issuing Lender, appoint a successor Administrative Agent; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Issuing Lender under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.6. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Section 9 and Section 10.3 [Expenses; Indemnity; Damage Waiver] shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

If PNC resigns as Administrative Agent under this Section 9.6, PNC shall also resign as an Issuing Lender. Upon the appointment of a successor Administrative Agent hereunder, such successor shall (i) succeed to all of the rights, powers, privileges and duties of PNC as the retiring Issuing Lender and Administrative Agent and PNC shall be discharged from all of its respective duties and obligations as Issuing Lender and Administrative Agent under the Loan Documents, and (ii) issue letters of credit in substitution for the Letters of Credit issued by PNC, if any, outstanding at the time of such succession or make other arrangement satisfactory to PNC to effectively assume the obligations of PNC with respect to such Letters of Credit.

9.7   Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.8   No Other Duties, etc. Anything herein to the contrary notwithstanding, to the extent applicable, no syndication agent, documentation agent, lead arranger or bookrunner, whether acting individually or jointly, listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Issuing Lender hereunder.

9.9   Administrative Agent's Fee. The Borrower shall pay to the Administrative Agent a nonrefundable fee (the "**Administrative Agent's Fee**") under the terms of a letter (the "**Administrative Agent's Letter**") between the Borrower and Administrative Agent, as amended from time to time.

9.10   Authorization to Release Collateral and Guarantors. The Lenders and Issuing Lenders authorize the Administrative Agent to release (i) any Collateral consisting of assets or equity interests sold or otherwise disposed of in a sale or other disposition or transfer permitted under Section 7.2.7 [Dispositions of Assets or Subsidiaries] or Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], ~~(ii) all Collateral on the Release Date, (iii) any Collateral or Guarantor in accordance with Section 5.2.2 [Designation of Immaterial Domestic Subsidiary] and (iv~~and (ii) any Guarantor from its obligations under the Guaranty Agreement if the ownership interests in such Guarantor are sold or otherwise disposed of or transferred to persons other than Loan Parties or Subsidiaries of the Loan Parties in a transaction permitted under Section 7.2.7 [Dispositions of Assets or Subsidiaries] or Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions].

9.11   No Reliance on Administrative Agent's Customer Identification Program. Each Lender acknowledges and agrees that neither such Lender, nor any of its Affiliates, participants or assignees, may rely on the Administrative Agent to carry out such Lender's, Affiliate's, participant's or assignee's customer identification program, or other obligations required or imposed under or pursuant to the USA Patriot Act or the regulations thereunder, including the regulations contained in 31 CFR 103.121 (as hereafter amended or replaced, the "**CIP Regulations**"), or any other Anti-Terrorism Law, including any programs involving any of the following items relating to or in connection with any of the Loan Parties, their Affiliates or their agents, the Loan Documents or the transactions hereunder or contemplated hereby: (i) any identity verification procedures, (ii) any recordkeeping, (iii) comparisons with government lists, (iv) customer notices or (v) other procedures required under the CIP Regulations or such other Laws.

10.   MISCELLANEOUS

10.1   Modifications, Amendments or Waivers. With the written consent of the Required Lenders (or as expressly contemplated by Section 2.12 [Increase in Revolving Credit Commitments]), the Administrative Agent, acting on behalf of all the Lenders, and the Borrower, on behalf of the Loan Parties, may from time to time enter into written agreements amending or changing any provision of this Agreement or any other Loan Document or the rights of the Lenders or the Loan Parties hereunder or thereunder, or may grant written waivers or consents hereunder or thereunder. Any such agreement, waiver or consent made with such written consent shall be effective to bind all the Lenders and the Loan Parties; provided, that no such agreement, waiver or consent may be made which will:

10.1.1   Increase of Commitment. Increase the amount of the Revolving Credit Commitment of any Lender hereunder without the consent of such Lender;

10.1.2   Extension of Payment; Reduction of Principal, Interest or Fees; Modification of Terms of Payment. Whether or not any Loans are outstanding, extend the Expiration Date or the time for payment of principal or interest of any Loan (excluding the due date of any mandatory prepayment of a Loan), the Commitment Fee or any other fee payable to any Lender, or reduce the principal amount of or the rate of interest borne by any Loan (other than as a result of waiving the applicability of any post-default increase in interest rates) or reduce the Commitment Fee or any other fee payable to any Lender, without the consent of each Lender directly affected thereby;

10.1.3   Release of Collateral or Guarantor. Except (i) for dispositions of assets permitted by Section 7.2.7 [Dispositions of Assets or Subsidiaries], (ii) the release of all Collateral on the Release Date, (iii) in accordance with Section 5.2.2 [Designation of Immaterial Domestic Subsidiary] or (iv) as otherwise contemplated by Section 9.10 [Authorization to Release Collateral and Guarantors], release all or substantially all of the Collateral or any Guarantor from its Obligations under the Guaranty Agreement without the consent of all Lenders (other than Defaulting Lenders); or

10.1.4   Miscellaneous. Amend the definition of "Optional Currency" or Section 2.11.2(iii) [Requests for Additional Optional Currencies], Section 4.2 [Pro Rata Treatment of Lenders], Section 9.3 [Exculpatory Provisions] or Section 4.3 [Sharing of Payments by Lenders] or this Section 10.1, alter any provision regarding the pro rata treatment of the Lenders or requiring all Lenders to authorize the taking of any action or reduce any percentage specified in the definition of Required Lenders, in each case without the consent of all of the Lenders;

provided that no agreement, waiver or consent which would modify the interests, rights or obligations of the Administrative Agent, the Issuing Lender, or the Swing Loan Lender may be made without the written consent of the Administrative Agent, the Issuing Lender or the Swing Loan Lender, as applicable, and provided, further that, if in connection with any proposed waiver, amendment or modification referred to in Sections 10.1.1 through 10.1.4 above, the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained (each a "**Non-Consenting Lender**"), then the Borrower shall have the right to replace any such Non-Consenting Lender with one or more replacement Lenders pursuant to Section 4.6.2 [Replacement of a Lender]. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender, and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender.

10.2   No Implied Waivers; Cumulative Remedies. No course of dealing and no delay or failure of the Administrative Agent or any Lender in exercising any right, power, remedy or privilege under this Agreement or any other Loan Document shall affect any other or future exercise thereof or operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise thereof or of any other right, power, remedy or privilege. The rights and remedies of the Administrative Agent and the Lenders under this Agreement and any other Loan Documents are cumulative and not exclusive of any rights or remedies which they would otherwise have.

10.3   Expenses; Indemnity; Damage Waiver.

10.3.1   Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of outside counsel for the Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Lender (including the fees, charges and disbursements of any outside counsel for the Administrative Agent, any Lender or the Issuing Lender) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit, and (iv) all reasonable out-of-pocket expenses of the Administrative Agent's regular employees and agents engaged periodically to perform audits of the Loan Parties' books, records and business properties.

10.3.2   Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "**Indemnitee**") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or nonperformance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) breach of representations, warranties or covenants of the Borrower under the Loan Documents, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, including any such items or losses relating to or arising under Environmental Laws or pertaining to environmental matters, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. This Section 10.3.2 [Indemnification by the Borrower] shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

10.3.3   Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 10.3.1 [Costs and Expenses] or 10.3.2 [Indemnification by the Borrower] to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Lender or such Related Party, as the case may be, such Lender's Ratable Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Lender in connection with such capacity.

10.3.4   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, no Person party hereto shall assert, and each such Person hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in Section 10.3.2 [Indemnification by Borrower] shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent such damages arise from the gross negligence or willful misconduct of an Indemnitee as determined by a final non-appealable judgment of a court of competent jurisdiction.

10.3.5   Payments. All amounts due under this Section shall be payable not later than ten (10) days after demand therefor.

10.4   Holidays. Whenever payment of a Loan to be made or taken hereunder shall be due on a day which is not a Business Day such payment shall be due on the next

Business Day (except as provided in Section 3.2 [Interest Periods]) and such extension of time shall be included in computing interest and fees, except that the Loans shall be due on the Business Day preceding the Expiration Date if the Expiration Date is not a Business Day. Whenever any payment or action to be made or taken hereunder (other than payment of the Loans) shall be stated to be due on a day which is not a Business Day, such payment or action shall be made or taken on the next following Business Day, and such extension of time shall not be included in computing interest or fees, if any, in connection with such payment or action.

10.5   Notices; Effectiveness; Electronic Communication.

10.5.1   Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.5.2 [Electronic Communications]), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier (i) if to a Lender, to it at its address set forth in its administrative questionnaire, or (ii) if to any other Person, to it at its address set forth on Schedule 1.1(B).

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.5.2 [Electronic Communications], shall be effective as provided in such Section.

10.5.2   Electronic Communications. Notices and other communications to the Lenders and the Issuing Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Lender if such Lender or the Issuing Lender, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

10.5.3 Change of Address, Etc. Any party hereto may change its address, e-mail address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

10.6 Severability. The provisions of this Agreement are intended to be severable. If any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

10.7 Duration; Survival. All representations and warranties of the Loan Parties contained herein or made in connection herewith shall survive the execution and delivery of this Agreement, the completion of the transactions hereunder and Payment In Full. All covenants and agreements of the Borrower contained herein relating to the payment of principal, interest, premiums, additional compensation or expenses and indemnification, including those set forth in the Notes, Section 4 [Payments] and Section 10.3 [Expenses; Indemnity; Damage Waiver], shall survive Payment In Full. All other covenants and agreements of the Loan Parties shall continue in full force and effect from and after the ~~date hereof~~Closing Date and until Payment In Full.

10.8 Successors and Assigns.

10.8.1 Successors and Assigns Generally. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.8.2 [Assignments by Lenders], (ii) by way of participation in accordance with the provisions of Section 10.8.4 [Participations], or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.8.5 [Certain Pledges; Successors and Assigns Generally] (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.8.4 [Participations] and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

10.8.2 Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this

Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) <u>Minimum Amounts</u>.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in clause (i)(A) of this Section 10.8.2, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption Agreement with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption Agreement, as of the Trade Date) shall not be less than Five Million and 00/100 Dollars ($5,000,000.00), in the case of any assignment in respect of the Revolving Credit Commitment of the assigning Lender, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) <u>Proportionate Amounts</u>. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned.

(iii) <u>Required Consents</u>. No consent shall be required for any assignment except for the consent of the Administrative Agent (which shall not be unreasonably withheld or delayed) and:

(A) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(B) the consent of the Issuing Lender (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit (whether or not then outstanding).

(iv) <u>Assignment and Assumption Agreement</u>. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption Agreement, together with a processing and recordation fee of Three Thousand Five Hundred and 00/100 Dollars ($3,500.00), and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an administrative questionnaire provided by the Administrative Agent.

(v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower's Affiliates or Subsidiaries or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof.

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person).

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.8.3 [Register], from and after the effective date specified in each Assignment and Assumption Agreement, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption Agreement covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.4 [Rate Unascertainable; Etc.], 4.8 [Increased Costs], and 10.3 [Expenses, Indemnity; Damage Waiver] with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.8.2 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.8.4 [Participations].

10.8.3 Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain a record of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time. Such register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is in such register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Such register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

10.8.4 Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than (a) a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), (b) the Borrower or any of the Borrower's Affiliates or Subsidiaries or (c) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof) (each, a "**Participant**") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the Lenders, and the Issuing Lender shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree (other than as is already provided for herein) to any amendment, modification or waiver with respect to Sections 10.1.1 [Increase of Commitment], 10.1.2 [Extension of Payment, Etc.], or 10.1.3 [Release of Collateral or Guarantor]) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.4 [Rate Unascertainable, Etc.], 4.8 [Increased Costs], 4.10 [Indemnity] and 4.9 [Taxes] (subject to the requirements and limitations therein, including the requirements under Section 4.9.7 [Status of Lenders] (it being understood that the documentation required under Section 4.9.7 [Status of Lenders] shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.8.2 [Assignments by Lenders]; provided that such Participant (A) agrees to be subject to the provisions of Section 4.6.2 [Replacement of a Lender] and Section 4.6.3 [Designation of a Different Lending Office] as if it were an assignee under Section 10.8.2 [Assignments by Lenders]; and (B) shall not be entitled to receive any greater payment under Sections 4.8 [Increased Costs] or 4.9 [Taxes], with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 4.6.2 [Replacement of a Lender] and Section 4.6.3 [Designation of Different Lending Office] with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.2.3 [Set-off] as though it were a Lender; provided that such Participant agrees to be subject to Section 4.3 [Sharing of Payments by Lenders] as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "**Participant Register**"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

10.8.5   Certain Pledges; Successors and Assigns Generally. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

10.9   Confidentiality.

10.9.1   General. Each of the Administrative Agent, the Lenders and the Issuing Lender agrees to maintain the confidentiality of the Information, except that Information may be disclosed (i) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (iii) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process, (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (vii) with the consent of the Borrower or (viii) to the extent such Information (Y) becomes publicly available other than as a result of a breach of this Section or (Z) becomes available to the Administrative Agent, any Lender, the Issuing Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower or the other Loan Parties. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.9.2   Sharing Information With Affiliates of the Lenders. Each Loan Party acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to the Borrower or one or more of its Affiliates (in connection with this Agreement or otherwise) by any Lender or by one or more Subsidiaries or Affiliates of such Lender and each of the Loan Parties hereby authorizes each Lender to share any information delivered to such Lender by such Loan

Party and its Subsidiaries pursuant to this Agreement to any such Subsidiary or Affiliate subject to the provisions of Section 10.9.1 [General].

10.10   Counterparts; Integration; Effectiveness.

10.10.1   Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof including any prior confidentiality agreements and commitments. Except as provided in Section 6 [Conditions Of Lending And Issuance Of Letters Of Credit], this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11   CHOICE OF LAW; SUBMISSION TO JURISDICTION; WAIVER OF VENUE; SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

10.11.1   Governing Law. This Agreement shall be deemed to be a contract under the Laws of the Commonwealth of Pennsylvania without regard to its conflict of laws principles. Each standby Letter of Credit issued under this Agreement shall be subject either to the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce (the "**ICC**") at the time of issuance ("**UCP**") or the rules of the International Standby Practices (ICC Publication Number 590) ("**ISP98**"), as determined by the Issuing Lender, and each Commercial Letter of Credit shall be subject to UCP, and in each case to the extent not inconsistent therewith, the Laws of the Commonwealth of Pennsylvania without regard to its conflict of laws principles.

10.11.2   SUBMISSION TO JURISDICTION. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE COMMONWEALTH OF PENNSYLVANIA SITTING IN ALLEGHENY COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE WESTERN DISTRICT OF PENNSYLVANIA, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH PENNSYLVANIA STATE COURT OR, TO THE FULLEST EXTENT PERMITTED

BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR THE ISSUING LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

10.11.3 <u>WAIVER OF VENUE</u>. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN THIS SECTION 10.11. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND AGREES NOT ASSERT ANY SUCH DEFENSE.

10.11.4 <u>SERVICE OF PROCESS</u>. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.5 [NOTICES; EFFECTIVENESS; ELECTRONIC COMMUNICATION]. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.11.5 <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, ADMINISTRATIVE AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.12   USA Patriot Act Notice. Each Lender that is subject to the USA Patriot Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Loan Parties that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of Loan Parties and other information that will allow such Lender or Administrative Agent, as applicable, to identify the Loan Parties in accordance with the USA Patriot Act.

10.13   Acknowledgement and Consent to Bail-In of EEA Financial Institutions Contractual Recognition of Bail-In. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(i)   the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(ii)   the effects of any Bail-in Action on any such liability, including, if applicable:

(a)   a reduction in full or in part or cancellation of any such liability;

(b)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(c)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

10.14   No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Lenders are arm's-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Lenders is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) no Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) each of the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and no Lender has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against each of the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

10.15   Joinder of Guarantors. Any Subsidiary of any Loan Party which is required to join this Agreement pursuant to Section 7.2.9 [Subsidiaries and Joint Ventures] or Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions] shall execute and deliver to the Administrative Agent a Guarantor Joinder and (ii) documents in the forms described in Section 6.1 [First Loans and Letters of Credit] that the Administrative Agent may reasonably require, modified as appropriate to relate to such Subsidiary, including, without limitation, organizational documents, legal opinions and, if the Release Date has not occurred, documents necessary to grant and perfect Prior Security Interests to the Administrative Agent for the benefit of the Lenders in the equity interests of, and Collateral (including, without limitation, a pledge of the equity interests of any Domestic Subsidiary of such Subsidiary) held by, such Subsidiary. The Loan Parties shall deliver such Guarantor Joinder and all related documents required by this Section 10.15 [Joinder of Guarantors] to the Administrative Agent (a) with respect to any Subsidiary incorporated or otherwise formed pursuant to Section 7.2.9 [Subsidiaries and Joint Ventures], within forty-five (45) days after the date of the filing of such Subsidiary's articles of incorporation if the Subsidiary is a corporation, the date of the filing of its certificate of limited partnership if it is a limited partnership or the date of its organization if it is an entity other than a limited partnership or corporation, (b) with respect to any Subsidiary acquired pursuant to Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], within thirty (30) days after the date of consummation of the applicable Permitted Acquisition or (c) with respect to any Subsidiary required to be removed from being listed as an Immaterial Domestic Subsidiary pursuant to the terms of this Agreement, within the timeframe set forth in Section 7.1.11 [Immaterial Domestic Subsidiaries] (and any such Subsidiary shall continue to be deemed an Immaterial Domestic Subsidiary until such Guarantor Joinder and related documentation is delivered).

10.16   Release of Collateral Securing the Obligations. Upon the satisfaction of the Release Trigger Conditions, the Borrower may, at its option, provide written notice to the Administrative Agent requesting that the Administrative Agent release all of its Liens in the Collateral (such written notice, a "**Release Request**"), and upon receipt of such Release Request, the Administrative Agent shall promptly release its Liens in all Collateral. Notwithstanding the foregoing, if subsequent to the satisfaction of the Release Trigger Conditions but prior to delivery of the Release Request by the Borrower either (i) the Borrower submits a Compliance Certificate in accordance with Section 7.3.4 [Certificate of the Borrower] that reflects a Leverage Ratio of greater than 2.50 to 1.00, or (ii) an Event of Default has occurred and is continuing, then the Borrower shall not be entitled to deliver the Release Request until the Release Trigger Conditions are subsequently satisfied again.

[INTENTIONALLY LEFT BLANK]

ANNEX 2

[See Attached]

SCHEDULE 1.1(A)

PRICING GRID--

VARIABLE PRICING AND FEES BASED ON LEVERAGE RATIO (ALL PRICING AND FEES EXPRESSED IN BASIS POINTS)

Level	Leverage Ratio	Commercial Letter of Credit Fee	Standby Letter of Credit Fee	Revolving Credit Base Rate Spread	Revolving Credit Euro-Rate Spread	Commitment Fee
I	< 2.00 to 1.00	62.5	125.0	25.0	125.0	17.5
II	≥2.00 to 1.00 but < 2.50 to 1.00	75.0	150.0	50.0	150.0	20.0
III	≥2.50 to 1.00 but < 3.00 to 1.00	87.5	175.0	75.0	175.0	22.5
IV	≥3.00 to 1.00 but < 3.50 to 1.00	125.0	250.0	150.0	250.0	25.0
V	≥3.50 to 1.00 but < 4.00 to 1.00	137.5	275.0	175.0	275.0	27.5
VI	≥4.00 to 1.00	150.0	300.0	200.0	300.0	30.0

For purposes of determining the Applicable Margin, the Applicable Commitment Fee Rate, the Applicable Commercial Letter of Credit Fee Rate and the Applicable Standby Letter of Credit Fee Rate:

(a)   As of the First Amendment Effective Date, the Applicable Margin, the Applicable Commitment Fee Rate, the Applicable Commercial Letter of Credit Fee Rate and the Applicable Standby Letter of Credit Fee Rate shall be set at Level VI and shall remain at Level VI until recomputed in accordance with the following clause (b).

(b)   The Applicable Margin, the Applicable Commitment Fee Rate, the Applicable Commercial Letter of Credit Fee Rate and the Applicable Standby Letter of Credit Fee Rate shall be recomputed based on the Compliance Certificate delivered in connection with the fiscal quarter ending as of September 30, 2017 and the end of each fiscal quarter ending thereafter based on the Leverage Ratio as of such quarter end. Any increase or decrease in the Applicable Margin, or the Applicable Standby Letter of Credit Fee Rate computed as of a quarter end shall be effective on the date on which the Compliance Certificate evidencing such computation is due to be delivered under Section 7.3.4 [Certificate of Borrower]. If a Compliance Certificate is not delivered when due in accordance with such Section 7.3.4, then the rates in Level VI shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and shall remain in effect until the date on which such Compliance Certificate is delivered.

(c)   If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent, any Lender or the Issuing Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or the Issuing Lender, as the case may be, under Section 2.9 [Letter of Credit Subfacility] or Section 3.3 [Interest After Default] or Section 8 [Default]. The Borrower's obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.

SCHEDULE 1.1(B)

COMMITMENTS OF LENDERS AND ADDRESSES FOR NOTICES

Part 1 - Commitments of Lenders and Addresses for Notices to Lenders

Lender	Amount of Commitment for Revolving Credit Loans	Amount of Commitment for Term Loans	Ratable Share
Name: PNC Bank, National Association Address: The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh, PA 15222 Attention: Scott D. Colcombe Telephone: 412-762-2149 Telecopy: 412-762-4718	$30,000,000.00	$12,500,000.00	25.000000000%
Name: Bank of America, N.A. Address: Mail Code: TX1-492-14-06 901 Main Street Dallas, TX 75202-3714 Attention: Anna Keller Telephone: 214-209-1229 Telecopy: 904-312-6401	$24,000,000.00	$10,000,000.00	20.000000000%
Name: U.S. Bank National Association Address: 425 Walnut Street 8th Floor Cincinnati, OH 45202 Attention: Kenneth Fieler Telephone: 513-632-3210 Telecopy: 513-632-4894	$15,000,000.00	$6,250,000.00	12.500000000%
Name: Wells Fargo Bank, National Association Address: Four Gateway Center 444 Liberty Avenue, Suite 1400 Pittsburgh, PA 15222 Attention: Timothy J. Glass Telephone: 412-454-4602 Telecopy: 412-454-4617	$15,000,000.00	$6,250,000.00	12.500000000%

Name: The Huntington National Bank Address: 222 N. LaSalle Dr. Chicago, IL 60606 Attention: Michael Kiss Telephone: 312-762-2163 Telecopy: 877-860-4154	$15,000,000.00	$6,250,000.00	12.500000000%
Name: KeyBank National Association Address: 11 Stanwix Street, 16th Floor Pittsburgh, Pennsylvania 15222 Attention: Jason Dalnoky Telephone: 724-223-4913 Telecopy: 724-223-6435	$12,000,000.00	$5,000,000.00	10.000000000%
Name: First Commonwealth Bank Address: 437 Grant Street, Suite 1600 Pittsburgh, PA 15219 Attention: Neil Corry-Roberts Telephone: 412-690-2122 Telecopy: 412-690-2222	$9,000,000.00	$3,750,000.00	7.500000000%
Total	**$120,000,000.00**	**$50,000,000.00**	**100.00000000%**

SCHEDULE 1.1(B)

COMMITMENTS OF LENDERS AND ADDRESSES FOR NOTICES

Part 2 - Addresses for Notices to Borrower and Guarantors:

ADMINISTRATIVE AGENT

Name: PNC Bank, National Association
Address: The Tower at PNC Plaza
300 Fifth Avenue
Pittsburgh, PA 15222
Attention: Scott D. Colcombe
Telephone: 412-762-2149
Telecopy: 412-762-4718

With a Copy To:

Agency Services, PNC Bank, National Association
Mail Stop: P7-PFSC-04-I
Address: 500 First Avenue
Pittsburgh, PA 15219
Attention: Agency Services
Telephone: 412-762-6442
Telecopy: 412-762-8672

BORROWER AND/OR GUARANTORS:

Name: Black Box Corporation
Address: 1000 Park Drive
Lawrence, Pennsylvania 15055
Attention: Chief Financial Officer
Telephone: (724) 873-6795
Telecopy: (724) 873-6756

With a Copy (which shall not constitute required notice) To:

Name: Black Box Corporation
Address: 1000 Park Drive
Lawrence, Pennsylvania 15055
Attention: General Counsel
Telephone: (724) 873-6626
Telecopy: (724) 873-6756

SCHEDULE 5.1.2

Subsidiaries

Domestic Subsidiaries	Jurisdiction of Organization	Percent Owned	Type & Amount of Equity Interest
ACS Communications, Inc.	TX	100% - Black Box Corporation	100 shares of common stock
ACS Dataline, LP	TX	99% - ACS Investors, LLC (Limited Partner) 1% - ACS Communications, Inc. (General Partner)	Partnership Interests
ACS Dataline of the Northwest, Inc.	OR	100% - ACS Communications, Inc.	10,000 shares of common stock
ACS Investors, LLC	DE	100% - ACS Communications, Inc.	Membership Interests
BB Technologies, Inc.	DE	100% - Black Box Corporation of Pennsylvania	50 shares of common stock
BBOX Holdings Mexico LLC	DE	100% - Black Box International Holdings B.V.	Membership Interests
BBOX Holdings Puebla LLC	DE	100% - Black Box Corporation	Membership Interests
Black Box Corporation of Pennsylvania	DE	100% - Black Box Corporation	100 shares of common stock
Black Box Network Services, Inc. – Government Solutions	TN	100% - Black Box Corporation	75 shares of common stock
Black Box Services Company	DE	100% - Black Box Corporation	1 share of common stock
Black Box Ventures Holding Company	DE	100% - Black Box Corporation	100 shares of common stock
CBS Technologies Corp.	NY	100% - Black Box Corporation	160 shares of common stock
Delaney Telecom, Inc.	PA	100% - Black Box Corporation	100 shares of common stock
InnerWireless, Inc.	DE	100% - Black Box Corporation	100 shares of common stock
Midwest Communications Technologies, Inc.	OH	100% - Black Box Corporation	100 shares of common stock
Mutual Telecom Services Inc.	DE	100% - Black Box Corporation	457 shares of common stock

NextiraOne, LLC	DE	100% - Norstan Communications, Inc.	Membership Interests
NextiraOne Federal, LLC	DE	100% - Norstan Communications, Inc.	Membership Interests
NextiraOne New York, LLC	DE	100% - Norstan Communications, Inc.	Membership Interests
Norstan Communications, Inc.	MN	100% - Black Box Corporation	500 shares of common stock
Nu-Vision Technologies, LLC	NY	100% - Midwest Communications Technologies, Inc.	Membership Interests
Scottel Voice & Data, Inc.	CA	100% - Black Box Corporation	3,000 shares of common stock
Vibes Technologies, Inc.	MN	100% - Norstan Communications, Inc.	100 shares of common stock

Foreign Subsidiaries*	Jurisdiction
Black Box Network Services Australia Pty Ltd	Australia
Black Box GmbH	Austria
Black Box Network Services NV	Belgium
Black Box do Brasil Industria e Comercio Ltda.	Brazil
Black Box Canada Corporation	Canada
Nostan Canada, Ltd./Norstan Canaa, Ltée	Canada
Black Box Holdings Ltd.	Cayman Islands
Black Box Chile S.A.	Chile
Black Box A/S	Denmark
Black Box Network Services (UK) Limited	England
Black Box Finland OY	Finland
Black Box France	France
Black Box Deuthschland GmbH	Germany
Black Box Network Services India Private Limited	India
Black Box Network Services (Dublin) Limited	Ireland
Black Box Software Development Services Limited	Ireland
Black Box Network Services S.r.l.	Italy

Foreign Subsidiaries*	Jurisdiction
Black Box Network Services Co., Ltd.	Japan
Black Box Network Services Korea Limited	Korea
Black Box Network Services SDN. BHD.	Malaysia
Black Box de Mexico, S. de R.L. de C.V.	Mexico
Black Box International B.V.	Netherlands
Black Box International Holdings B.V.	Netherlands
Black Box Network Services New Zealand Limited	New Zealand
Black Box Norge AS	Norway
Black Box P.R. Corp.	Puerto Rico
Black Box Network Services Singapore Pte Ltd	Singapore
Black Box Comunicaciones, S.A.	Spain
Black Box Network Services AB	Sweden
Black Box Network Services AG	Switzerland
Black Box Network Services Corporation	Taiwan

*Each of the Foreign Subsidiaries is directly or indirectly owned 100% by one or more Loan Parties.

ANNEX 3

[See Attached]

SCHEDULE 1.1(D)

Disregarded Domestic Subsidiaries

1) BBOX Holdings Mexico LLC, a Delaware limited liability company

ANNEX 4

[See Attached]

<u>**EXHIBIT 2.5.1**</u>

FORM OF
<u>**LOAN REQUEST**</u>

TO: PNC Bank, National Association, as Administrative Agent
         PNC Firstside Center
         500 First Avenue, 4th Floor
         Mail Stop: P7-PFSC-04-I
         Pittsburgh, PA 15219
         Telephone No.: (412) 762-6442
         Telecopy No.: (412) 762-8672
         Attention: Agency Services

FROM: Black Box Corporation, a Delaware corporation (the "**Borrower**")

RE: Credit Agreement (as it may be amended, modified, supplemented or restated, the "**Credit Agreement**"), dated May 9, 2016, by and among the Borrower, the Guarantors (as defined in the Credit Agreement) party thereto from time to time, the Lenders (as defined in the Credit Agreement) party thereto from time to time and PNC Bank, National Association, as administrative agent for the Lenders (in such capacity, the "**Administrative Agent**")

Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them by the Credit Agreement.

A. Pursuant to Section 2.5.1 [Revolving Credit Loan Requests] of the Credit Agreement, the undersigned irrevocably requests *[check one box under 1(a) below and fill in blank space next to the box as appropriate]*:

1.(a) ☐ New Revolving Credit Loans, OR

        ☐ Renewal of the Euro-Rate Option applicable to outstanding Revolving Credit Loans, originally made on _____, OR

        ☐ Conversion of the Base Rate Option applicable to outstanding Revolving Credit Loans originally made on _____, to Loans to which the Euro-Rate Option applies, OR

        ☐ Conversion of the Euro-Rate Option applicable to outstanding Revolving Credit Loans originally made on _____, to Loans to which the Base Rate Option applies, OR

        ☐ New Revolving Credit Loans in an Optional Currency,

        ☐ Renewal of the Euro-Rate Option applicable to an outstanding Revolving Credit Loan in an Optional Currency, originally made on _____,

☐ Conversion of the Base Rate Option applicable to an outstanding Revolving Credit Loan originally made on _____ to a Revolving Credit Loan in an Optional Currency to which the Euro-Rate applies,

☐ New Term Loan (applicable on the First Amendment Effective Date only),

☐ Renewal of the Euro-Rate Option applicable to an outstanding portion of the Term Loan originally made on _____,

☐ Conversion of the Base Rate Option applicable to an outstanding portion of Term Loan originally made on _____ to a Loan to which the Euro-Rate Option applies, OR

☐ Conversion of the Euro-Rate Option applicable to an outstanding portion of the Term Loan originally made on _____ to a Loan to which the Base Rate Option applies.

SUCH NEW, RENEWED OR CONVERTED LOANS SHALL BEAR INTEREST:
[Check one box under 1(b) below and fill in blank spaces in line next to box]:

1.(b)(i) ☐ Under the Base Rate Option. Such Loans shall have a Borrowing Date of _____ (which date shall be (i) on the Business Day of receipt by the Administrative Agent of this Loan Request for making new Loans to which the Base Rate Option applies, or (ii) on the last day of the preceding Interest Period if Loans to which the Euro-Rate Option applies are being converted to Loans to which the Base Rate Option applies; provided, in each case, that the Administrative Agent receives this Loan Request prior to 12:00 noon, Eastern Time, on such day), OR

(ii) ☐ Under the Euro-Rate Option. Such Loans shall have a Borrowing Date of _____ (which date shall be (a) at least three (3) Business Days subsequent to the Business Day of receipt by the Administrative Agent by 12:00 noon, Eastern Time, of this Loan Request for making new Loans in Dollars to which the Euro-Rate Option applies, renewing Loans in Dollars to which the Euro-Rate Option applies, or converting Loans to which the Base Rate Option applies, to Loans in Dollars to which the Euro-Rate Option applies, or (b) four (4) Business Days subsequent to the Business Day of receipt by the Administrative Agent by 12:00 noon, Eastern Time, of this Loan Request for making a new Revolving Credit Loan in an Optional Currency or renewing a Revolving Credit Loan in an Optional Currency).

2. Such Loans are in the aggregate principal amount of $_____ or the aggregate principal amount to be renewed or converted is $_____ *[for each Borrowing Tranche to which the Euro-Rate Option applies in integral multiples of One Million and 00/100 Dollars ($1,000,000.00) (or the Dollar Equivalent thereof) and not less than Five Million and 00/100 Dollars ($5,000,000.00) (or the Dollar Equivalent thereof), and for each Borrowing Tranche to which the Base Rate Option applies, in integral*

- 2 -

multiples of One Hundred Thousand and 00/100 Dollars ($100,000.00) and not less than One Million and 00/100 Dollars ($1,000,000.00)).

3. *[This paragraph A.3 applies if the Borrower is selecting a Revolving Credit Loan in an Optional Currency]:* Such Revolving Credit Loan shall be made in the following Optional Currency: [British Pounds Sterling] [Swiss Francs] [Euros] [Canadian Dollars] [Singapore Dollars] [Danish Krone] [Japanese Yen] [Australian Dollars] [Mexican Pesos] [Norwegian Krone] [Swedish Krona].

4. Such Loans shall have an Interest Period of [one (1) Week][1] [_____ Months] *[one (1), two (2), three (3) or six (6) Months; this paragraph A.4 only applies if the Borrower is selecting the Euro-Rate Option].*[2]

B. As of the date hereof and the date of making of the above-requested Loans (and after giving effect thereto): all of the Loan Parties' representations and warranties contained in the Loan Documents are true and correct; no Event of Default or Potential Default has occurred and is continuing; the making of such Loans shall not contravene any Law applicable to any Loan Party or Subsidiary of any Loan Party or any of the Lenders; and the making of any Revolving Credit Loan shall not cause (i) the aggregate amount of the Revolving Credit Loans from any Lender to exceed such Lender's Revolving Credit Commitment minus such Lender's Ratable Share of the outstanding Swing Loans and Letter of Credit Obligations and (ii) the Revolving Facility Usage to exceed the Revolving Credit Commitments.

C. As of the date hereof:

> (i) The amount of the Consolidated Cash Balance (without regard to the above-requested Loans) equals $_____.

> (ii) The pro forma amount of the Consolidated Cash Balance (after giving effect to the above-requested Loans) equals $_____.

> (iii) The aggregate amount of the Consolidated Cash Balance of the Borrower and the Domestic Subsidiaries equals $_____.

> (iv) The aggregate amount of the Consolidated Cash Balance of the Foreign Subsidiaries equals $_____.

> (v) The aggregate amount of the above-requested Loans that are to be used as Repatriation Funds equals $_____.

> The calculation of the Consolidated Cash Balance (both without and after giving effect to the above-requested Loans) is set forth in <u>Exhibit A</u> attached hereto and made a part hereof.

---

[1] Only available for Revolving Credit Loans denominated in US dollars.

[2] With respect to Revolving Credit Loans made in Optional Currency, the Borrower may only request an Interest Period of one (1) Month.

216071776.3

D. The undersigned hereby irrevocably requests [check one box below and fill in blank space next to the box as appropriate]:

☐ Funds to be deposited into PNC Bank account per our current standing instructions. Complete amount of deposit if not full loan advance amount: $_____, OR

☐ Funds to be wired per the following wire instructions:

Amount of Wire Transfer: $_____

Bank Name: _____

ABA: _____

Account Number: _____

Account Name: _____

Reference: _____

☐ Funds to be wired per the attached Funds Flow (multiple wire transfers)

[INTENTIONALLY LEFT BLANK]

216071776.3

The undersigned certifies to the Administrative Agent and the Lenders as to the accuracy of the foregoing.

BORROWER:

Black Box Corporation, a Delaware corporation

By: _____

Name: _____

Title: _____

EXHIBIT A

Calculation of Consolidated Cash Balance

[see attached]

EXHIBIT 7.3.4

FORM OF
QUARTERLY COMPLIANCE CERTIFICATE

_____ __, 201_

PNC Bank, National Association,
as Administrative Agent
The Tower at PNC Plaza
300 Fifth Avenue
Pittsburgh, PA 15222

Ladies and Gentlemen:

I refer to the Credit Agreement, dated as of May 9, 2016, by and among Black Box Corporation, a Delaware corporation (the "**Borrower**"), the Guarantors (as defined therein) party thereto, PNC Bank, National Association ("**PNC Bank**") and various other financial institutions from time to time (PNC Bank and such other financial institutions are each a "**Lender**" and collectively, the "**Lenders**") and PNC Bank, as administrative agent for the Lenders (in such capacity, the "**Administrative Agent**") (as may be amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein with the same meanings.

I, the _____ [Chief Executive Officer/President/Chief Financial Officer] of the Borrower, do hereby certify on behalf of the Borrower as of the _____ [quarter/year] ended _____ ___, 201__ (the "**Report Date**"), as follows:

1. CHECK ONE:

_____ The annual financial statements of the Borrower and its Subsidiaries, consisting of an audited consolidated balance sheet as of the end of such fiscal year, and related consolidated statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year and certified by independent certified public accountants of nationally recognized standing satisfactory to the Administrative Agent, in each case being delivered to the Administrative Agent and the Lenders with this Compliance Certificate comply with the reporting requirements for such financial statements as set forth in Section 7.3.2 [Annual Financial Statements] of the Credit Agreement.

OR

_____ The quarterly financial statements of the Borrower and its Subsidiaries, consisting of a consolidated balance sheet as of the end of such fiscal quarter and related consolidated statements of income, stockholders' equity and cash flows for the fiscal quarter then ended and the fiscal year through that date, all in reasonable detail and certified (subject to normal year-end audit adjustments) by the Chief Executive Officer, President or Chief Financial Officer of the Borrower as having been prepared in accordance with GAAP, consistently applied, and setting forth in comparative form the respective financial statements for the corresponding date and period in the previous fiscal year, in each case being delivered to the Administrative Agent and the Lenders with this Compliance Certificate comply with the reporting requirements for such financial statements as set forth in Section 7.3.1 [Quarterly Financial Statements] of the Credit Agreement.

2. The representations and warranties of the Loan Parties contained in Section 5 [Representations and Warranties] of the Credit Agreement and in each of the other Loan Documents to which they are a party are true and correct in all material respects (without duplication of any materiality qualifier contained therein) with the same effect as though such representations and warranties had been made on and as of the Report Date (except representations and warranties which relate solely to an earlier date or time, which representations and warranties were true and correct on and as of the specific dates or times referred to therein).

3. In accordance with Section 5.2 [Updates to Schedules] of the Credit Agreement, attached hereto as Exhibit A are updates to the schedules to the Credit Agreement (the "**Updated Schedules**"). Notwithstanding the foregoing, the Borrower (on behalf of the Loan Parties) hereby acknowledges and agrees that no schedule shall be deemed to have been amended, modified or superseded by the Updated Schedules, nor shall any breach of warranty or representation resulting from the inaccuracy or incompleteness of any such Schedule be deemed to have been cured by the Updated Schedules, unless and until the Required Lenders, in their sole and absolute discretion, shall have accepted in writing the Updated Schedules, provided, however, that the Borrower may update Schedule 5.1.2 without any Lender approval in connection with any transaction permitted under Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], 7.2.7 [Dispositions of Assets or Subsidiaries] and 7.2.9 [Subsidiaries, Partnerships and Joint Ventures] of the Credit Agreement.

4. No Event of Default or Potential Default exists as of the Report Date.

5. <u>Indebtedness</u> (Sections 7.2.1(iii), (x) and (xii)).

(a) Indebtedness of the Loan Parties and their Subsidiaries incurred with respect to Purchase Money Security Interests and Capital Leases, in the aggregate, as of the Report Date is $_____, which does not exceed Five Million and 00/100 Dollars ($5,000,000.00).

(b) Indebtedness of one or more Loan Parties to pursuant to an unsecured line of credit for the purpose of providing financing to such Loan Parties in connection with vendor purchasing relationships of such Loan Parties, in the aggregate, as of the Report Date is $_____, which does not exceed Twenty-Five Million and 00/100 Dollars ($25,000,000.00).

- 2 -

(c)   Unsecured Indebtedness of the Loan Parties and their Subsidiaries not otherwise permitted in items (i) through (xi) of Section 7.2.1 of the Credit Agreement [Indebtedness], in the aggregate, as of the Report Date is $_____, which does not exceed One Million and 00/100 Dollars ($1,000,000.00).

6.   Liens (Section 7.2.2; clause (xiii) of the definition of Permitted Liens). Liens securing other obligations[1] of the Loan Parties and their Subsidiaries as of the Report Date does not exceed Five Hundred Thousand and 00/100 Dollars ($500,000.00).

7.   Guaranties (Section 7.2.3(vii)). (a) Other Guaranty obligations and liabilities of the Loan Parties and their Subsidiaries, in the aggregate, *plus* (b) all loans, advances and investments permitted by clause (ix) of Section 7.2.4 of the Credit Agreement [Loans and Investments], in the aggregate,[2] as of the Report Date is $_____, which does not exceed Fifteen Million and 00/100 Dollars ($15,000,000.00).

8.   Loans and Investments (Section 7.2.4(ix)). (a) Loans, advances and investments[3] by the Loan Parties and their Subsidiaries in Excluded Subsidiaries and Joint Ventures not otherwise permitted in items (i) through (viii) of Section 7.2.4 of the Credit Agreement [Loans and Investments], in the aggregate, *plus* (b) all obligations permitted by clause (vii) of Section 7.2.3 of the Credit Agreement [Guaranties], in the aggregate,[4] as of the Report Date is $_____, which does not exceed Fifteen Million and 00/100 Dollars ($15,000,000.00).

9.   Reserved.

10.   Dispositions of Assets or Subsidiaries (Section 7.2.7(vii)). Cash and other consideration received by the Borrower and its Subsidiaries after the First Amendment Effective Date during the term of the Credit Agreement for sales, transfers and leases of assets (including the Capital Stock of a Loan Party or Excluded Subsidiary)[5], in the aggregate, as of the Report Date equals $_____, which does not exceed Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00).

11.   Maximum Leverage Ratio (Pricing and Section 7.2.13). The Leverage Ratio for the period equal to the four (4) consecutive fiscal quarters ending as of the Report Date is [*Insert from item 11(C) below*] to 1.0[, **which is not greater than the required ratio for such period as determined by reference to Table 1**][6]:

---

[1] Not covered by clauses (i) through (xii) of the definition of Permitted Liens, but only to the extent such obligations are not prohibited by the terms of the Credit Agreement.

[2] Use calculation from Section 8(a) below for this clause (b).

[3] In each case measured at the time any such loan, advance or investment is made.

[4] Use calculation from Section 7(a) below for this clause (b).

[5] Any such disposition must have been for fair market value and only so long as no Event of Default or Potential Default existed immediately prior to or after giving effect to such disposition.

[6] Include Leverage Ratio calculation in all Compliance Certificates (calculation required for pricing); as of the September 30, 2018 Report Date and thereafter, include bolded language and Table 1 for purposes of maintenance test in Section 7.2.13.

216071732.3

<u>TABLE 1</u>

Fiscal Quarters Ending	Maximum Leverage Ratio
September 30, 2018	4.00 to 1.00
December 31, 2018	3.75 to 1.00
March 31, 2019	3.50 to 1.00
June 30, 2019	3.25 to 1.00
September 30, 2019 and thereafter	3.00 to 1.00

The Leverage Ratio shall be computed as follows:

(A) Consolidated Funded Debt on the Report Date equals $_____, and is computed as follows:

    (i) the principal balance of the Loans and all obligations of the Borrower and its Subsidiaries for borrowed money (including, without limitation, obligations under Capital Leases) $_____

    (ii) (without duplication) contingent liabilities related to letters of credit and guaranties of the Borrower and its Subsidiaries $_____

    (iii) net obligations (contingent or otherwise)[7] under any Foreign Currency Hedge or Interest Rate Hedge, in each case of the Borrower and its Subsidiaries determined and consolidated in accordance with GAAP[8] $_____

    (iv) the sum of items 11(A)(i) through 11(A)(iii) equals Consolidated Funded Debt $_____

(B) Consolidated EBITDA for the four (4) consecutive fiscal quarters then ending on the Report Date equals $_____, and is computed as follows:

    (i) net income $_____

    (ii) depreciation $_____

---

[7] In no event shall such net amount be a receivable to Borrower in excess of Zero and 00/100 Dollars ($0.00).
[8] Excluding any mark to market adjustment not requiring any actual cash payment or settlement.

216071732.3

(iii)	amortization	$_____
(iv)	other non-cash charges, non-cash expenses or non-cash losses to net income	$_____
(v)	interest expense	$_____
(vi)	income tax expense	$_____
(vii)	restructuring and severance costs incurred prior to March 31, 2018 in an aggregate amount not to exceed Fifteen Million Seven Hundred Thousand and 00/100 Dollars ($15,700,000.00)	$_____
(viii)	SAP Implementation Related Expenses that are deducted (and not added back) in such period in computing net income, in an aggregate amount for all periods of determination not to exceed Sixteen Million and 00/100 Dollars ($16,000,000.00)	$_____
(ix)	expenses incurred in connection with the Borrower's engagement of the Financial Advisor in accordance with Section 7.1.12 of the Credit Agreement	$_____
(x)	non-cash credits or gains to net income	$_____
(xii)	the difference of (I) the sum of items 11(B)(i) through 11(B)(ix) *minus* (II) item 11(B)(x) equals Consolidated EBITDA[9]	$_____

(C)   The ratio of item 11(A) to item 11(B) equals the Leverage Ratio

---

[9] For purposes of calculating Consolidated EBITDA, (i) items related to Joint Ventures shall be excluded, except that cash dividends paid by any Joint Venture to the Borrower or a wholly-owned Subsidiary of the Borrower shall be included in Consolidated EBITDA, and (ii) with respect to a business liquidated, sold or disposed of by the Loan Parties pursuant to Section 7.2.7 [Dispositions of Assets or Subsidiaries], Consolidated EBITDA shall be calculated on a pro forma basis, using historical numbers, in accordance with GAAP as if such liquidation, sale or disposition had been consummated at the beginning of such period.

216071732.3

12. **[Minimum Fixed Charge Coverage Ratio** (Section 7.2.14). **The Fixed Charge Coverage Ratio for the period equal to the four (4) consecutive fiscal quarters ending as of the Report Date is [*Insert from item 12(C) below*] to 1.0, which is not less than the required ratio for such period as determined by reference to Table 2.]**[10]

TABLE 2

Fiscal Quarters Ending	Minimum Fixed Charge Coverage Ratio
September 30, 2018 and December 31, 2018	1.00 to 1.00
March 31, 2019 and thereafter	1.10 to 1.00

The Fixed Charge Coverage Ratio shall be computed as follows:

    (A)   (i)   Consolidated EBITDA (from item 11(B)(xii) above) $_____

            (ii)   the aggregate amount of all Unfunded Capital Expenditures $_____

            (iii)   SAP Implementation Related Expenses to the extent added back to Consolidated EBITDA during the applicable period $_____

            (iv)   Item 12(A)(i), *minus* item 12(A)(ii), *minus* item 12(A)(iii) equals $_____

    (B)   Consolidated Fixed Charges for the four (4) consecutive fiscal quarters then ending on the Report Date equals $_____, and is computed as follows:

            (i)   interest payments $_____

            (ii)   federal, state, local and foreign income tax payments $_____

            (iii)   dividends, distributions and stock repurchases $_____

            (iv)   scheduled principal payments of the Term Loan $_____

            (v)   payments in respect of obligations under Capital Leases $_____

---

[10] Include this calculation for the September 30, 2018 Report Date and thereafter.

216071732.3

(vi)	payments with respect to any other Indebtedness for borrowed money (including any subordinated indebtedness but excluding Revolving Credit Loans)	$_____
(vii)	the sum of items 12(B)(i) through 12(B)(vi) equals Consolidated Fixed Charges	$_____

(C) The ratio of item 12(A)(iv) to item 12(B) equals the Fixed Charge Coverage Ratio

13. [**Minimum Consolidated EBITDA (Section 7.2.15). Consolidated EBITDA for the period equal to the four (4) consecutive fiscal quarters ending as of the Report Date is $[*Insert from item 11(B)(xii) above*], which is not less than the required amount for such period as determined by reference to Table 3.]**[11]

TABLE 3

Fiscal Quarters Ending	Minimum Consolidated EBITDA
September 30, 2017	$17,000,000.00
December 31, 2017	$14,000,000.00
March 31, 2018	$14,500,000.00
June 30, 2018	$20,000,000.00

14. [**Maximum Capital Expenditures (Section 7.2.16). Capital Expenditures of the Loan Parties and their Subsidiaries contracted for, purchased or made (including any commitment to make), in the aggregate, as of the Report Date for the fiscal quarter then ended equals $_____, which is not greater than the maximum amount for such period as determined by reference to Table 4.]**[12]

---

[11] Include this calculation for the September 30, 2017 through June 30, 2018 Report Dates.
[12] Include this calculation for the September 30, 2017 through June 30, 2018 Report Dates.

216071732.3

TABLE 4

Fiscal Quarters Ending	Maximum Capital Expenditures	SAP Implementation Related Expenses constituting Capital Expenditures during applicable period[13]	Carryover amount from prior period[14]	Adjusted Maximum Capital Expenditures (column 2 plus columns 3 and 4)
September 30, 2017	$3,000,000.00	$_____	N/A	$_____
December 31, 2017	$2,100,000.00	$_____	$_____	$_____
March 31, 2018	$1,300,000.00	$_____	$_____	$_____
June 30, 2018	$4,000,000.00	$_____	$_____	$_____

[INTENTIONALLY LEFT BLANK]

---

[13] The Dollar amounts in the "Maximum Capital Expenditures" column may be increased by the amount of any SAP Implementation Related Expenses constituting Capital Expenditures during the applicable period, in an aggregate amount for all such increases not to exceed the difference between (i) the amount of all SAP Implementation Related Expenses constituting Capital Expenditures *minus* (ii) Four Million and 00/100 Dollars ($4,000,000.00).

[14] Fifty percent (50%) of any portion of any Dollar amount in the "Maximum Capital Expenditures" column (as such amount may be increased by any SAP Implementation Related Expenses constituting Capital Expenditures during the applicable period, if applicable), if not expended in the fiscal quarter for which it is permitted above, may be carried over for expenditure in the immediately succeeding fiscal quarter and will be deemed to be used for the first capital expenditures made in the applicable subsequent fiscal quarter.

216071732.3

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned has executed this Compliance Certificate this _____ day of _____, 20___.

WITNESS:

Black Box Corporation, a Delaware corporation

_____

By:_____(SEAL)

Name:_____

Title:_____

EXHIBIT A

Updated Schedules

[see attached]

ANNEX 5

[See Attached]

<u>**EXHIBIT 1.1(N)(3)**</u>

**FORM OF
<u>TERM NOTE</u>**

$_____   Pittsburgh, Pennsylvania
                                                      _____ __, 20__

      FOR VALUE RECEIVED, the undersigned, Black Box Corporation, a Delaware corporation (the "**Borrower**"), hereby promises to pay to the order of _____ ("**Holder**"), the principal sum of _____ and ___/100 Dollars ($_____), which shall be payable to Holder in the amounts and on the dates set forth in Section 2.6.7 [Repayment of Term Loans] of that certain Credit Agreement, dated May 9, 2016 (as may be amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"), by and among the Borrower, the Guarantors (as defined the Credit Agreement) party thereto from time to time, the Lenders (as defined in the Credit Agreement) party thereto from time to time and PNC Bank, National Association, as administrative agent for the Lenders (in such capacity, the "**Administrative Agent**"), and with the final installment of the entire remaining balance due and payable on the Expiration Date or as otherwise provided in the Credit Agreement. All capitalized terms used herein shall, unless otherwise defined herein, have the same meanings given to such terms in the Credit Agreement.

      The Borrower shall pay interest on the unpaid principal balance hereof from time to time outstanding from the date hereof at the rate per annum specified by the Borrower pursuant to Section 3.1.2 [Term Loan Interest Rate Options] of, or as otherwise provided in, the Credit Agreement.

      To the extent permitted by Law, upon the occurrence of an Event of Default and until such time as such Event of Default has been cured or waived, and at the discretion of the Administrative Agent or upon written demand by the Required Lenders to the Administrative Agent, the Borrower shall pay interest on the entire principal amount of the then outstanding Term Loans evidenced by this Term Note (this "**Term Note**") at a rate per annum specified by Section 3.3 [Interest After Default] of, or as otherwise provided in, the Credit Agreement. Such interest rate will accrue before and after any judgment has been entered.

      Subject to the provisions of the Credit Agreement, interest on this Term Note will be payable on the dates set forth in Section 4.5 [Interest Payment Dates] of the Credit Agreement and on the Expiration Date.

      Subject to the provisions of the Credit Agreement, if any payment or action to be made or taken hereunder shall be stated to be or become due on a day which is not a Business Day, such payment or action shall be made or taken on the next following Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment or action.

Subject to the provisions of the Credit Agreement, payments of both principal and interest shall be made without setoff, counterclaim or other deduction of any nature at the Principal Office, in lawful money of the United States of America.

This Term Note is one of the Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents, including the representations, warranties, covenants, conditions and/or Liens contained or granted therein. The Credit Agreement among other things contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayment in certain circumstances, on account of principal hereof prior to maturity upon the terms and conditions therein specified.

The Borrower waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Term Note.

THE BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). THE BORROWER (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR THE HOLDER TO ACCEPT THIS NOTE AND MAKE THE TERM LOANS.

This Term Note shall bind the Borrower and its respective successors and assigns, and the benefits hereof shall inure to the benefit of Holder and the Administrative Agent and their respective successors and assigns. This Term Note may be enforced by Holder or its respective successors or assigns. All references herein to the "Borrower", "Holder", the "Administrative Agent" and the "Lenders" shall be deemed to apply to the Borrower, Holder, the Administrative Agent and the Lenders, respectively, and their respective successors and assigns.

This Term Note shall be deemed to be a contract under the Laws of the Commonwealth of Pennsylvania without regard to its conflict of laws principles.

Holder may at any time pledge all or a portion of its rights under the Loan Documents including any portion of this Term Note to any of the twelve (12) Federal Reserve Banks organized under Section 4 of the Federal Reserve Act, 12 U.S.C. § 341. No such pledge or enforcement thereof shall release Holder from its obligations under any of the Loan Documents.

Delivery of an executed counterpart of a signature page of this Term Note by telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Term Note.

[INTENTIONALLY LEFT BLANK]

216072897.2

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto, by their officers thereunto duly authorized, executed this Term Note as of the day and year first above written as a document under seal.

BORROWER:

Black Box Corporation,
a Delaware corporation

By:_____(SEAL)
Name:_____
Title:_____

ANNEX 6

[See Attached]

PLEDGE AGREEMENT

This Pledge Agreement (this "Pledge Agreement"), dated the 9th day of May, 2016, as amended August   , 2017, is made by each of the entities listed on the signature page hereto, and each other Person that, after the date hereofClosing Date, becomes bound hereby from time to time by joinder, assumption or otherwise (such entities listed on the signature page hereto and such other Persons are, individually a "Pledgor" and collectively the "Pledgors"), in favor of PNC Bank, National Association ("PNC"), as administrative agent for the Lenders (as hereinafter defined) (PNC, in such capacity, together with its successors and assigns, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, Black Box Corporation, a Delaware corporation, as borrower (the "Borrower"), the Guarantors (as defined therein) from time to time party thereto, PNC, and various other financial institutions from time to time party thereto (each, a "Lender" and collectively, the "Lenders") and Administrative Agent have entered into that certain Credit Agreement, dated of even date herewithMay 9, 2016 (as may be amended, restated, modified and/or otherwise supplemented from time to time, the "Credit Agreement"), which is incorporated herein by reference thereto, pursuant to which the Borrower, the Guarantors, the Lenders and Administrative Agent agreed, among other things, that Lenders shall extend credit to the Borrower as set forth in the Credit Agreement; and

WHEREAS, Lenders have required, as a condition to their making the Loans pursuant to the Credit Agreement, that each Pledgor create a security interest in and pledge, as more particularly described in Section 2 below, (a) all of itsthe issued and outstanding membership interests, limited liability company interests or shares of capital stock, as applicable, of the Domestic Subsidiaries of such Pledgor, including, without limitation, the companies listed on Exhibit A attached hereto and (b) certain of the issued and outstanding membership interests, limited liability company interests or shares of capital stock, as applicable, of the Foreign Subsidiaries of such Pledgor, including, without limitation, the companies listed on Exhibit B attached hereto, in each case to Administrative Agent (for its benefit and for the benefit of Lenders) under the terms and conditions set forth herein; and

WHEREAS, in consideration of the Obligations, each Pledgor has agreed to create such a security interest and pledge, as more particularly described in Section 2 below, (a) all of itsthe issued and outstanding partnership interests, membership interests, limited liability company interests or shares of capital stock, as applicable, of the Domestic Subsidiaries of such Pledgor, including, without limitation, the companies listed on Exhibit A attached hereto and (b) certain of the issued and outstanding membership interests, limited liability company interests or shares of capital stock, as applicable, of the Foreign Subsidiaries of such Pledgor, including, without limitation, the companies listed on Exhibit B attached hereto, in each case to Administrative Agent (for its benefit and for the benefit of Lenders) under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and in order to induce Lenders to make the Loans pursuant to the Credit Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Pledgor hereby agrees with Administrative Agent as follows:

1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement shall have such defined meanings when used herein, and, for purposes of this Pledge Agreement, the rules of construction set forth in Section 1.2 of the Credit Agreement shall apply as if fully set forth herein, mutatis mutandis.

2.   Pledge. As collateral security for the prompt and complete payment of all Obligations, each Pledgor hereby pledges to Administrative Agent (for its benefit and for the benefit of Lenders) its right, title and interest in and to (a) all of the issued and outstanding capital stock, limited liability company interests, membership interests, partnership interests, other equity interests and any and all other investment property (collectively, "Capital Stock") which such Pledgor now holds or hereafter acquires in the issuers asDomestic Subsidiaries, including without limitation the Capital Stock of the Domestic Subsidiaries listed on Exhibit A attached hereto and made a part hereof (which Exhibit A shall be and shall be deemed to be updated (i) upon the issuance by any such issuerDomestic Subsidiary of any additional capital stock, limited liability company interests, membership interests, partnership interests or equity interestsCapital Stock now or hereinafter acquired and (ii) in accordance with Section 14) (_(the "Domestic Pledged Interests") and (b) (I) sixty-five percent (65%) of the issued and outstanding Capital Stock entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and (II) one hundred percent (100%) of the issued and outstanding Capital Stock not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)), in each case which such Pledgor now holds or hereafter acquires in the Foreign Subsidiaries, including without limitation the Capital Stock of the Foreign Subsidiaries listed on Exhibit B attached hereto and made a part hereof (which Exhibit B shall be and shall be deemed to be updated (i) upon the issuance by any such Foreign Subsidiary of any additional Capital Stock now or hereinafter acquired and (ii) in accordance with Section 14) (the "Foreign Pledged Interests", and collectively with the Domestic Pledged Interests, the "Pledged Interests"), and hereby grants to Administrative Agent a Prior Security Interest on its right, title and interest in and to the Pledged Interests, the interest thereon and all products, proceeds, substitutions, additions, dividends and other distributions (subject to the terms of the Credit Agreement) in respect thereof, and all books, records, and papers relating to the foregoing (all of which are referred to herein as the "Collateral"). The membership interest certificates, limited liability company interest certificates, partnership interest certificates or capital stock certificates collectively representing all of the Pledged Interests now or hereinafter acquired, together with a transfer power in substantially the form of Exhibit BC hereto with respect to each such membership interest certificate, limited liability company interest certificate, partnership interest certificate or capital stock certificate duly signed in blank by each Pledgor, as transferor, shall be delivered by each Pledgor to Administrative Agent (for its benefit and for the benefit of Lenders) contemporaneously with the execution of this Pledge Agreement (with respect to such Pledged Interests existing on the Closing Date) and promptly following any acquisition of additional membership interests, limited liability company interests, partnership interests or shares of capital stockCapital Stock by each Pledgor that is represented by a new membership interest certificate, limited liability company interest certificate, partnership interest

certificate or stock certificate (subject to the provisions of the First Amendment with respect to the Foreign Pledged Interests existing on the First Amendment Effective Date).

3. **Rights of Pledgors.** Prior to the occurrence of an Event of Default under the Credit Agreement, each Pledgor shall have all voting and other rights, powers, privileges and preferences pertaining to the Collateral, subject to the terms of this Pledge Agreement, and Administrative Agent (for its benefit and for the benefit of Lenders) shall not be entitled to any of such rights by reason of its possession of the Pledged Interests.

4. **Covenants of Pledgors.** Each Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) transfer, exchange or otherwise dispose of, or grant any option with respect to, any of the Collateral, in each case except as provided for in the Credit Agreement, (ii) create or permit to exist any Lien or option upon or with respect to any of the Collateral, except for the Lien under this Pledge Agreement and Permitted Liens, (iii) file any affidavit for replacement of lost membership interest certificates, limited liability company interest certificates, partnership interest certificates or capital stock, if applicable or (iv) vote the Collateral in favor of or consent to any resolution which might result in any restrictions upon the sale, transfer or disposition of the Collateral. Each Pledgor further agrees that it will take all actions necessary to cause the issuers listed on the Exhibits hereto not to issue any membership interests, limited liability company interests, partnership interests, capital stock or other securities in addition to or in substitution for the Collateral or exercise any right with respect to the Collateral which would materially and adversely affect Administrative Agent's rights in the Collateral. Each Pledgor further agrees to execute all such instruments, documents, and papers, and will do all such acts as Administrative Agent may request from time to time to carry into effect the provisions and intent of this Pledge Agreement, including, without limitation, the execution of stop transfer orders, transfer powers and other instruments of assignment executed in blank, and will do all such other acts as Administrative Agent may request with respect to the perfection and protection of the Prior Security Interest granted herein and the assignment effected hereby. Each Pledgor shall, in accordance with Section 10.15 of the Credit Agreement and Section 2 of this Pledge Agreement, deliver to Administrative Agent original membership interest certificates, limited liability company interest certificates, partnership interest certificates or stock certificates evidencing all of the Pledged Interests (and appropriate transfer powers duly signed in blank by Pledgor with respect thereto). As of the time when the respective membership interests, limited liability company interests or partnership interests comprising the Domestic Pledged Interests are certificated, each Pledgor shall (i) have caused any membership interest, limited liability company interest or partnership interest comprising the Pledged Interests to become a "security" within the meaning of, and to be governed by, Article 8 of the Uniform Commercial Code as in effect in the jurisdiction of formation and each other applicable jurisdiction and (ii) deliver evidence to Administrative Agent, in form and substance reasonably satisfactory to Agent, of the completion of the actions required by clause (i) above. Once any Pledgor has established that a Pledged Interest is governed by Article 8, such Pledgor agrees that it shall not, and shall not permit any other Person to cause such Pledged Interest to "opt-out" of Article 8 without the prior written consent of Administrative Agent.

5. **Release of Collateral.** Subject to any sale or other disposition by Administrative Agent of the Collateral in accordance with the terms under Section 7, upon ~~the earlier of the Release Date or~~ Payment In Full, this Pledge Agreement shall terminate and Administrative

Agent shall promptly file, if applicable, UCC-3 financing statements to release the Liens granted hereunder and the certificates, transfer powers and any other Collateral in the possession of the Administrative Agent shall be promptly returned to each Pledgor.

6.   Rights of Administrative Agent. If an Event of Default has occurred and is continuing, Administrative Agent may, without notice (except as required under the UCC), exercise all rights, privileges or options pertaining to any Collateral as if it were the absolute owner thereof, upon such terms and conditions as it may determine, all without liability except to account for property actually received by it and liability arising under the UCC and to the extent caused by gross negligence or willful misconduct of the Administrative Agent as determined by a final non-appealable judgment of a court of competent jurisdiction, but Administrative Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

7.   Remedies. If an Event of Default has occurred and is continuing and Administrative Agent (for its benefit and for the benefit of Lenders), without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale and notices required pursuant to the Credit Agreement, if any) to or upon each Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver said Collateral, or any part thereof, in one or more parcels at public or private sale or sales, at any exchange, broker's board or at any of Administrative Agent's offices or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right of Administrative Agent upon any such sale or sales, public or private, to purchase the whole or any part of said Collateral so sold, free of any right of equity of redemption in each Pledgor, which right or equity is hereby expressly waived or released. Administrative Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Collateral or in any way relating to the rights of Administrative Agent hereunder, including attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations in such order as Administrative Agent may elect (subject to the terms of the Credit Agreement), each Pledgor remaining liable for any deficiency remaining unpaid after such application, and only after the application of such net proceeds and after the payment by Administrative Agent of any other amount required by any provision of law, need Administrative Agent account for the surplus, if any, to each Pledgor. Each Pledgor agrees that Administrative Agent shall give at least ten (10) days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notification is reasonable notification of such matters. No notification need be given to the Pledgor if it has signed after default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to it in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Administrative Agent shall have all the rights and remedies of a secured party under the Uniform Commercial Code or other applicable laws. Each Pledgor shall be liable for the deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient

to pay all amounts to which Administrative Agent and Lenders are entitled, and the reasonable fees and legal expenses of any attorneys employed by Administrative Agent to collect such deficiency.

8.   Representations, Warranties and Covenants of Pledgors. Each Pledgor represents and warrants that: (a) it has, and on the date of delivery to Administrative Agent of any Collateral, will have, good and marketable title to the Collateral and full power, authority and legal right to pledge all of its right, title and interest in and to the Collateral pursuant to this Pledge Agreement; (b) this Pledge Agreement has been duly executed and delivered by each Pledgor and constitutes a legal, valid and binding obligation of each Pledgor enforceable in accordance with its terms; (c) subject to any filings required by the rules and regulations promulgated by the SEC, no consent of any other party (including, without limitation, creditors of each Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by each Pledgor in connection with the execution, delivery or performance of this Pledge Agreement which has not been obtained; (d) the execution, delivery and performance of this Pledge Agreement will not violate any provision of any applicable law, or of the certificate/articles of incorporation, bylaws, certificate of formation/organization/limited partnership, limited liability company agreement, limited partnership agreement, any shareholders' agreement or any securityholders' agreement, as applicable, of each Pledgor or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which each Pledgor is a party or which purports to be binding upon each Pledgor or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of each Pledgor except as contemplated by this Pledge Agreement or by the Credit Agreement or by any other Loan Document; (e) there are no restrictions on the transferability of the Collateral to Administrative Agent or with respect to the foreclosure and transfer thereof by Administrative Agent subject to and in accordance with the terms of the Credit Agreement and this Pledge Agreement, or, if there are any such restrictions, any and all restrictions on such transferability have been duly waived (to the extent permitted by law) with respect to this assignment, transfer, pledge, and grant of a security interest to Administrative Agent and with respect to the foreclosure and transfer thereof by Administrative Agent subject to and in accordance with the terms of the Credit Agreement and this Pledge Agreement; and (f) the pledge, assignment and delivery of such Collateral pursuant to this Pledge Agreement will create a Prior Security Interest in the Collateral subject only to Permitted Liens, and the proceeds thereof, subject to no prior Lien or to any agreement purporting to grant to any third party a Lien in the property or assets of each Pledgor which would include the Collateral. The Collateral is fully paid and nonassessable. Each Pledgor covenants and agrees that it will defend Administrative Agent's right, title and Lien on the Collateral and the proceeds thereof against the claims and demands of all Persons whomsoever; and covenants and agrees that it will have like title to and the right to pledge any other property at any time hereafter pledged to Administrative Agent as Collateral hereunder and will defend Administrative Agent's right thereto and Lien thereon.

9.   No Disposition, Etc. Except as permitted under the Credit Agreement, each Pledgor agrees that it will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Collateral, nor will it create, incur or permit to exist any Lien with

respect to any of the Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Pledge Agreement and Permitted Liens.

10. Sale of Collateral. (a) Each Pledgor recognizes that Administrative Agent may be unable to effect a public sale of any or all of the Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state and foreign securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Each Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Administrative Agent shall be under no obligation to delay a sale of any of the Collateral for the period of time necessary to permit each Pledgor to register such securities for public sale under the Securities Act, or under applicable state and foreign securities laws, even if each Pledgor would agree to do so.

(b) Each Pledgor further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sale of any portion or all of the Collateral valid and binding and in compliance with any and all applicable laws of any Official Body having jurisdiction over any such sale or sales, all at each Pledgor's expense. Each Pledgor further agrees that a breach of any of the covenants contained in this paragraph 10 will cause irreparable injury to Administrative Agent and Lenders, that Administrative Agent and Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this paragraph shall be specifically enforceable against each Pledgor and each Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

11. Waivers by Pledgors; Subrogation.

(a) Each Pledgor (i) waives presentment, demand, notice and protest with respect to the Collateral; (ii) waives any delay on the part of Administrative Agent without notice to or consent from each Pledgor; (iii) waives the right to notice and/or hearing prior to Administrative Agent's exercising of Administrative Agent's rights and remedies hereunder upon the occurrence of an event which would constitute a default hereunder or an Event of Default under the Credit Agreement; (iv) waives any right to require Administrative Agent to marshal the Collateral with other collateral which secures each Pledgor's obligations and any similar right to which each Pledgor is or may become entitled; and (v) waives any right of subrogation, reimbursement, contribution and any similar rights against issuer of any of the Pledged Interests until the Obligations are Paid In Full.

(b) Administrative Agent shall have no duty as to the collection or protection of the Collateral or any income or distribution thereon, beyond the safe custody of such of the Collateral as may come into the possession of Administrative Agent and shall have no duty as to the preservation of rights against prior parties or any other rights pertaining thereto. Administrative Agent's rights and remedies may be exercised without resort or regard to any other source of satisfaction of the Obligations. In no event shall Administrative Agent have any liability to each Pledgor or otherwise hereunder except for liability arising out of the gross negligence or willful misconduct of Administrative Agent.

12.   Further Assurances. Each Pledgor agrees that at any time and from time to time upon the written request of Administrative Agent, each Pledgor will execute and deliver such further documents and do such further acts and things as Administrative Agent may reasonably request in order to effect the purposes of this Pledge Agreement.

13.   Severability. Any provision of this Pledge Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.   Exhibit Updates and Joinder.

(a)   To the extent following the date hereofFirst Amendment Effective Date, any Pledgor acquires capital stock, limited liability company interests, membership interests, partnership interests, other equity interests or other investment property in any other Subsidiary of the Pledgors (in each case, other than in Foreign Subsidiaries), such ownership interests shall, to the extent required pursuant to the terms of the Credit Agreement and this Pledge Agreement, be subject to the terms hereof and, upon such acquisition, shall be deemed to be (A) in the case of any other Domestic Subsidiary so acquired, Domestic Pledged Interests hereunder and (B) in the case of any other Foreign Subsidiary so acquired, Foreign Pledged Interests hereunder; and, such Pledgor thereupon shall deliver to Administrative Agent (i) all such certificates (and related transfer powers) evidencing any such additional Pledged Interests in accordance with Section 2, if any, and (ii) an updated Exhibit A and/or Exhibit B, as applicable.

(b)   Upon the execution and delivery by any other Person of a Guarantor Joinder (i) such Person shall become a "Pledgor" hereunder with the same force and effect as if it were originally a party to this Pledge Agreement and named as a "Pledgor" on the signature pages hereto and (ii) the Exhibits to this Pledge Agreement shall be deemed updated by the supplemental Exhibits to this Pledge Agreement delivered pursuant to the terms of such Guarantor Joinder. The execution and delivery of any such Guarantor Joinder shall not require the consent of any other Pledgor hereunder, and the rights and obligations of each Pledgor hereunder shall remain in full force and effect notwithstanding the addition of any new Pledgor as a party to this Pledge Agreement.

15.   No Waiver; Cumulative Remedies. Administrative Agent shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by Administrative Agent, and then only to the extent therein set forth. A waiver by Administrative Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Administrative Agent would otherwise have on any future occasion. No failure to exercise or any delay in exercising on the part of Administrative Agent, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other

right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

16. Counterparts. Any number of counterparts of this Pledge Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile or electronic transmission (including email transmission of a PDF image) shall be deemed to be an original signature hereto.

17. Binding Effect. This Pledge Agreement and all obligations of each Pledgor hereunder shall be binding upon the successors and assigns of each Pledgor, and shall, together with the rights and remedies of Administrative Agent hereunder, inure to the benefit of Administrative Agent (for its benefit and for the benefit of Lenders) and its respective successors and permitted assigns. This Pledge Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applied to contracts to be performed wholly within the Commonwealth of Pennsylvania. The undersigned hereby agrees that any judicial proceeding by each Pledgor against Administrative Agent or any Lender involving, directly or indirectly, any matter or claim in any way arising out of, related to or connected with this Pledge Agreement or any related agreement, shall be brought only in a federal or state court located in the County of Allegheny, Commonwealth of Pennsylvania.

18. **EACH PARTY TO THIS PLEDGE AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS PLEDGE AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS PLEDGE AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE AND EACH PARTY HEREBY CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS PLEDGE AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENTS OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.**

19. Notices. All notices and other communications provided for herein shall be (i) in writing, (ii) delivered and deemed received in accordance with the procedures set forth in Section 10.5 of the Credit Agreement and (iii) addressed to the parties at the address, facsimile number or email address provided therein. Any party hereto may change its address, facsimile number or email address for notices and other communications hereunder by notice to all of the other parties hereto in accordance with the foregoing.

20. **Power of Attorney Acknowledgment.** Each Pledgor acknowledges and agrees that (a) this Pledge Agreement contains one or more provisions authorizing the Administrative Agent or other Persons, as applicable (the Administrative Agent and such other Persons, acting in such capacity, are each an "Authorized Person"), to act as such Pledgor's attorney-in-fact or agent (collectively the "Power of Attorney"); (b) the purpose of the Power of Attorney is to give each Authorized Person broad powers to take any action which any Authorized Person may deem necessary or advisable to accomplish the purposes hereof and otherwise act in the name of each Pledgor; (c) the Power of Attorney is coupled with an interest and, as such, any Authorized Person, in exercising any of its rights under the Power of Attorney is not a fiduciary of any Pledgor; (d) any Authorized Person may exercise any of its rights under the Power of Attorney for the sole benefit of such Authorized Person, without regard to the interests of any Pledgor; (e) the Power of Attorney shall in no way be construed as to benefit any Pledgor; (f) no Authorized Person shall have any duty to exercise any powers granted by the Power of Attorney for the benefit of any Pledgor or in any Pledgor's best interest; (g) no Authorized Person shall have any duty of loyalty to any Pledgor; (g) each Authorized Person shall, to the extent exercisable, exercise any and all powers granted by the Power of Attorney solely for the benefit of such Authorized Person; (h) any rights any Pledgor may have under 20 Pa.C.S. §§ 5601 - 5612, as amended (the "POA Act") are hereby forever waived and relinquished; (i) without limiting the generality of the foregoing, (A) the Power of Attorney shall not be construed in accordance with the provisions of the POA Act, and (B) no Authorized Person shall have any of the duties described in 20 Pa.C.S. § 5601.3(b); (j) the Power of Attorney is irrevocable; and (k) each Pledgor has read and understands the Power of Attorney.

[INTENTIONALLY LEFT BLANK; SIGNATURE PAGES TO FOLLOW]

ANNEX 7

[See Attached]

EXHIBIT A

LOCATION OF PLACE OF BUSINESS OR CHIEF EXECUTIVE OFFICE

GRANTOR	PRINCIPAL PLACE OF BUSINESS / CHIEF EXECUTIVE OFFICES
1) Black Box Corporation	1000 Park Drive Lawrence, PA 15055
2) ACS Communications, Inc.	2535 Brockton Drive Suite 400 Austin, TX 78758
3) ACS Dataline, LP	2535 Brockton Drive Suite 400 Austin, TX 78758
4) ACS Dataline of the Northwest, Inc.	2535 Brockton Drive Suite 400 Austin, TX 78758
5) ACS Investors, LLC	2535 Brockton Drive Suite 400 Austin, TX 78758
6) BB Technologies, Inc.	1000 Park Drive Lawrence, PA 15055
7) BBOX Holdings Puebla LLC	1000 Park Drive Lawrence, PA 15055
8) Black Box Corporation of Pennsylvania	1000 Park Drive Lawrence, PA 15055
9) Black Box Network Services, Inc. - Government Solutions	1010 Haley Road Murfreesboro, TN 37129
10) Black Box Services Company	1000 Park Drive Lawrence, PA 15055

GRANTOR	PRINCIPAL PLACE OF BUSINESS / CHIEF EXECUTIVE OFFICES
11) Black Box Ventures Holding Company	1000 Park Drive Lawrence, PA 15055
12) CBS Technologies Corp.	6000 New Horizons Blvd Amityville, NY 11701
13) Delaney Telecom, Inc.	540 Township Line Road Blue Bell, PA 19422
14) InnerWireless, Inc.	1155 Kas Drive, Suite 200 Richardson, TX 75081
15) Midwest Communications Technologies, Inc.	225 Enterprise Drive Lewis Center, OH 43035 1287 Rankin Street Troy, MI 48083
16) Mutual Telecom Services Inc.	250 First Avenue Suite 301 Needham, MA 02494 510 Spring Street Suite 200 Herndon, VA 20170
17) NextiraOne, LLC	5050 Lincoln Drive Suite 300 Minneapolis, MN 55436
18) NextiraOne Federal, LLC	510 Spring Street Suite 200 Herndon, VA 20170
19) NextiraOne New York, LLC	122 E 42nd Street Suite 630 New York, NY 10168
20) Norstan Communications, Inc.	5050 Lincoln Drive Suite 300 Minneapolis, MN 55436
21) Nu-Vision Technologies, LLC	6000 New Horizons Boulevard Amityville, NY 11701

GRANTOR	PRINCIPAL PLACE OF BUSINESS / CHIEF EXECUTIVE OFFICES
22) **Scottel Voice & Data, Inc.**	6100 Center Drive Suite 720 Los Angeles, CA 90045
23) **Vibes Technologies, Inc.**	9155 Cottonwood Lane N. Maple Grove, MN 55369

EXHIBIT B

ADDITIONAL LOCATIONS

STREET	CITY	STATE	ZIP CODE
519 Oliver Road	Montgomery	AL	36117
3816 Abigal Drive	Theodore	AL	36582
426 N. 44th St., Suite 470	Phoenix	AZ	85008
6100 Center Drive W, Suite 720	Los Angeles	CA	90045
7950 Cherry Avenue, Suite 107	Fontana	CA	92335
1196 Cherry Avenue	San Bruno	CA	94066
4565 Ruffner Street, Suite 108	San Diego	CA	92111
6675 South Kenton St., Suite 116	Centennial	CO	80112
4519 George Road, Suite 110	Tampa	FL	33634
279 Douglas Ave., Suite 1104	Altamonte Springs	FL	32714
217 Goolsby Blvd	Deerfield Beach (Pompano Beach)	FL	33069
2707 Main St., Suite 3	Duluth	GA	30096
500 E Court Avenue., Suite 130	Des Moines	IA	50309
851 Busse Road	Elk Grove Village	IL	60007
250 First Avenue	Needham	MA	02494
20 Speen Street, Unit 403	Framingham	MA	01701
1 Maple St, Suite 1B1-2B2	Milford	MA	01757
1287 Rankin St.	Troy	MI	48083
9155 Cottonwood Lane North	Maple Grove	MN	55369
5050 Lincoln Drive, Suite 300	Minneapolis	MN	55436
1701 Lomond St.	Winston-Salem	NC	27127
930 Windy Road	Apex	NC	27502
6000 New Horizons Blvd	Amityville	NY	11701
122 E. 42nd St., Suite 630	New York	NY	10168
1211 Avenue of Americas, #21/51/71	New York	NY	10036
1250 Avenue of Americas	New York	NY	10011
26100 First St.	Westlake	OH	44145
255 Enterprise Drive	Lewis Center	OH	43035
9854 Windisch Road	West Chester	OH	45069
6650 W Snowville Rd, Unit R	Brecksville	OH	44141
1000 Park Drive	Lawrence	PA	15055
6 State Road	Mechanicsburg	PA	17050
540 Township Line Rd	Blue Bell	PA	19422
6700 Baum Drive	Knoxville	TN	37919
1010 Haley Road	Murfreesboro	TN	37129
515 Princeton Road – F01 (PrincetonSelf Storge) (15x20 Outside NON Climate)	Johnson City	TN	37601

STREET	CITY	STATE	ZIP CODE
3171 Players Club Parkway	Memphis	TN	38125
1205 Haley Road (Warehouse)	Murfreesboro	TN	37129
807 Ind. Drive	Murfreesboro	TN	37129
795 Oak Ridge Turnpike	Oak Ridge	TN	37830
5959 Corporate Drive, Ll, Suite 250	Houston	TX	77036
2535 Brockton Drive, Suite 400	Austin	TX	78758
11927 Starcrest Drive (Blossom Cove Business Park II)	San Antonio	TX	78427
1155 Kas Drive, Suite 200	Richardson	TX	75081
131 East Commerce St	Amherst	VA	24521
510 Spring St., Suite 200	Herndon	VA	20170
800 SW 34th St., Suite A	Renton/Seattle	WA	98057
55 E Lincoln Road, Suite 101	Spokane	WA	99208
6918 South 220th Street	Kent	WA	98032
2601 South Moorland Road (Storage Unit #384 at Storage Master, LLC)	New Berlin	WI	53151

In addition to the above, the Grantors may, from time to time, have Equipment and/or Inventory on their clients' sites, at temporary staging areas and at logistic depots.

EXHIBIT C

ORGANIZATIONAL INFORMATION

Name	Entity Type	Jurisdiction of Formation	Organizational Identification #	Tax Identification #
1) Black Box Corporation	Corporation	DE	2128702	95-3086563
2) ACS Communications, Inc.	Corporation	TX	79471900	74-2421083
3) ACS Dataline, LP	Limited Partnership	TX	11590410	74-2901065
4) ACS Dataline of the Northwest, Inc.	Corporation	OR	274153-89	93-1071626
5) ACS Investors, LLC	Limited Liability Company	DE	2982976	51-0386497
6) BB Technologies, Inc.	Corporation	DE	2283083	51-0341432
7) BBOX Holdings Puebla LLC	Limited Liability Company	DE	5488746	46-4938610
8) Black Box Corporation of Pennsylvania	Corporation	DE	2280129	25-1272662
9) Black Box Network Services, Inc. - Government Solutions	Corporation	TN	000149379	62-1202425
10) Black Box Services Company	Corporation	DE	5856167	47-5380117
11) Black Box Ventures Holding Company	Corporation	DE	4902102	27-4202797
12) CBS Technologies Corp.	Corporation	NY	1310810	11-2947352
13) Delaney Telecom, Inc.	Corporation	PA	143788	23-2388066
14) InnerWireless, Inc.	Corporation	DE	2916901	75-2778286
15) Midwest Communications Technologies, Inc.	Corporation	OH	652688	31-1125137
16) Mutual Telecom Services Inc.	Corporation	DE	3754521	54-1418137
17) NextiraOne, LLC	Limited Liability Company	DE	2739289	76-0534950

Name	Entity Type	Jurisdiction of Formation	Organizational Identification #	Tax Identification #
18) NextiraOne Federal, LLC	Limited Liability Company	DE	3236405	54-1601046
19) NextiraOne New York, LLC	Limited Liability Company	DE	3374394	95-4858467
20) Norstan Communications, Inc.	Corporation	MN	2K-228	41-1231011
21) Nu-Vision Technologies, LLC	Limited Liability Company	NY	2990991	20-0532706
22) Scottel Voice & Data, Inc.	Corporation	CA	C1874187	95-4514015
23) Vibes Technologies, Inc.	Corporation	MN	11D-555	41-1974800

SCHEDULE A

PATENTS

Owner	Title	Patent Number
InnerWireless, Inc.	Device For Coupling Radio Frequency Energy From Various Transmission Lines Using Variable Impedance Transmission Lines	US 6771143
InnerWireless, Inc.	Low Profile Bicone Antenna	US 7408521
InnerWireless, Inc.	Individualization of migration between telephony systems	Application No. 15/138,334

SCHEDULE B

TRADEMARKS

BB TECHNOLOGIES, INC.

UNITED STATES TRADEMARK / SERVICE MARK REGISTRATIONS

File	Country	Mark	Class	Reg. No.	Reg. Date	Ren. Date
890148	United States	BOX DESIGN	9	1,141,117	11/04/80	11/04/2020
890149	United States	BLACK BOX	16	1,095,109	07/04/78	07/04/2018
890150	United States	BLACK BOX & BOX DESIGN	9	1,343,851	06/25/85	06/25/2025
890147	United States	BOX DESIGN	16	1,095,108	07/04/78	07/04/2018
961613	United States	BLACK BOX	6, 8, 25, 26	2,140,574	03/03/98	03/03/2018
990248	United States	BLACK BOX	37	2,309,470	01/18/00	01/18/2020
990250	United States	BLACK BOX & BOX DESIGN	37	2,306,303	01/04/00	01/04/2020
990249	United States	BOX DESIGN	37	2,314,738	02/01/00	02/01/2020
961161	United States	BLACK BOX	38, 42	2,250,733	06/08/99	06/08/2019
961612	United States	BOX DESIGN	6, 8, 14, 16, 18, 21, 24, 25, 26, 28	2,147,452	03/31/98	03/31/2018
990433	United States	CAT5E	16	2,343,644	04/18/00	04/18/2020

File	Country	Mark	Class	Reg. No.	Reg. Date	Ren. Date
000749	United States	CERTIFICATION PLUS AND DESIGN	36	2,669,871	12/31/02	12/31/2022
000203	United States	GIGABASE	9	2,636,340	10/15/02	10/15/2022
000204	United States	GIGATRUE	9	2,636,336	10/15/02	10/15/2022
020567	United States	BOX DESIGN	37, 42	2,862,019	07/13/04	07/13/2024
020566	United States	BLACK BOX & DESIGN	37, 42	2,924,643	02/08/05	02/08/2025
020565	United States	BLACK BOX	37, 42	2,947,265	05/10/05	05/10/2025
001931	United States	SELECT SERVER	20	3,741,425	01/19/10	01/19/2020
060741	United States	CONVERGENCECARE	37, 42	2,674,527	01/14/03	01/14/2023
001942	United States	SELECT SERVER	20	5,017,072	08/09/16	08/09/2022

BLACK BOX CORPORATION OF PENNSYLVANIA d/b/a BLACK BOX NETWORK SERVICES

PENDING UNITED STATES TRADEMARK / SERVICE MARK APPLICATIONS

File	Country	Mark	Class	Serial No.	Filing Date	Status
001926	United States	ICOMPEL	9, 37	87/473,328	06/02/2017	PENDING
001943	United States	CONTROLBRIDGE	9	87/473,341	06/02/2017	PENDING
001945	United States	COALESCE	9	87/473,348/	06/02/2017	PENDING

INNERWIRELESS, INC.

UNITED STATES TRADEMARK / SERVICE MARK REGISTRATIONS

File	Country	Mark	Class	Reg. No.	Reg. Date	Ren. Date
001620	United States	INNERWIRELESS	9	2,727,815	06/17/2003	06/17/2023

NORSTAN COMMUNICATIONS, INC.

UNITED STATES TRADEMARK / SERVICE MARK REGISTRATIONS

File	Country	Mark	Class	Reg. No.	Reg. Date	Ren. Date
060722	United States	CONFERENCE POINT	38	2,459,160	06/12/2001	06/12/2021
060723	United States	CONFERENCEPOINT. COM	35, 38	2,524,455	01/01/2002	01/01/2022
070447	United States	PROTECNET	42	2,519,217	12/18/2001	12/18/2021

NORSTAN COMMUNICATIONS, INC.

PENDING UNITED STATES TRADEMARK / SERVICE MARK APPLICATIONS

File	Country	Mark	Class	Serial No.	Filing Date	Status
	United States	bMigrate	9	87/438,366	05/05/2017	PENDING

SCHEDULE C

COPYRIGHTS

BLACK BOX CORPORATION

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ][1]	Black Box Corporation.	BLACK BOX & 13 other titles.	V2575P340	1990
[ ][2]	Black Box Corporation	Black Box, 1999-2000, fall/winter.	TX0005048316	1999
[ ][3]	Black Box Corporation	Black Box basics : premier issue.	TX0004051524	1995
[ ][4]	Black Box Corporation	Black Box Cable Catalog.	CSN0078762	1988
[ ][5]	Black Box Corporation	Black Box catalog.	TX0004318310	1996
[ ][6]	Black Box Corporation	Black Box catalog data communication and computer accessories.	CSN0052275	1984
[ ][7]	Black Box Corporation	Black Box catalog data communication and computer accessories.	CSN0052275	1983
[ ][8]	Black Box Corporation	Black Box catalog of data communication devices.	CSN0032422	1983
[ ][9]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	2001
[ ][10]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	2000

[ ] [11]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1999
[ ] [12]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1998
[ ] [13]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1997
[ ] [14]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1996
[ ] [15]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1995
[ ] [16]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1994
[ ] [17]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1993
[ ] [18]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1992
[ ] [19]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1991
[ ] [20]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1990
[ ] [21]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1989
[ ] [22]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1988
[ ] [23]	Black Box Corporation	Black Box catalog : quality data communications and computer devices.	CSN0075877	1987
[ ] [24]	Black Box Corporation	Black Box LAN Catalog : The Source for LAN Connectivity.	CSN0095763	1992

[ ] [25]	Black Box Corporation	Black Box LAN Catalog : The Source for LAN Connectivity.	CSN0095763	1991
[ ] [26]	Black Box Corporation	Black box manual of style.	TX0002900130	1990
[ ] [27]	Black Box Corporation	Black Box network services.	CSN0129667	2001
[ ] [28]	Black Box Corporation	Black Box network services.	CSN0129667	2000
[ ] [29]	Black Box Corporation	Black Box network services : summer 2000.	TX0005183583	2000
[ ] [30]	Black Box Corporation	Black Box now! : the source for new connectivity products.	TX0003266243	1992
[ ] [31]	Black Box Corporation	Cable buyers guide : product and information resource for cable buyers.	CSN0075985	1988
[ ] [32]	Black Box Corporation	Cable Catalog : Black Box--we connect the world!	CSN0128167	2000
[ ] [33]	Black Box Corporation	Cable Catalog : Black Box, we connect the world.	CSN0128167	1999
[ ] [34]	Black Box Corporation	Connections : the communications product catalog for IBM users.	CSN0086939	1992
[ ] [35]	Black Box Corporation	Connections : the communications product catalog for IBM users.	CSN0086939	1991
[ ] [36]	Black Box Corporation	Connections : the communications product catalog for IBM users.	CSN0086939	1990
[ ] [37]	Black Box Corporation	Connectivity for Macintosh / Black Box Corporation.	CSN0103126	1993
[ ] [38]	Black Box Corporation	Connectivity News.	CSN0122433	2001

[ ] [39]	Black Box Corporation	Connectivity News.	CSN0122433	2000
[ ] [40]	Black Box Corporation	Connectivity News.	CSN0122433	1999
[ ] [41]	Black Box Corporation	Connectivity News.	CSN0122433	1998
[ ] [42]	Black Box Corporation	Connectivity News.	CSN0122433	1997
[ ] [43]	Black Box Corporation	Desktop telephony.	CSN0129968	2001
[ ] [44]	Black Box Corporation	Desktop telephony.	CSN0129968	2000
[ ] [45]	Black Box Corporation	EAZY Data communications & networking catalog.	CSN0087113	1991
[ ] [46]	Black Box Corporation	EAZY Data communications & networking catalog.	CSN0087113	1990
[ ] [47]	Black Box Corporation	Eazy : everything you need to connect everything else!	CSN0098430	1996
[ ] [48]	Black Box Corporation	Eazy : everything you need to connect everything else!	CSN0098430	1995
[ ] [49]	Black Box Corporation	Eazy : everything you need to connect everything else!	CSN0098430	1992
[ ] [50]	Black Box Corporation	Fiber optic connections / Black Box Network Services.	CSN0132224	2001
[ ] [51]	Black Box Corporation	Fiber optic connections / Black Box Network Services.	CSN0132224	2001
[ ] [52]	Black Box Corporation	Fiber optic connections / Black Box Network Services.	CSN0132224	2000

[ ] [53]	Black Box Corporation	Guide to cable properties / editor, Mark Kenny.	TX0004666876	1998
[ ] [54]	Black Box Corporation	Guide to local and remote communications.	TX0004665873	1997
[ ] [55]	Black Box Corporation	Intelligent connections.	TX0003344565	1992
[ ] [56]	Black Box Corporation	Knowledge Box.	TX0004258849	1999
[ ] [57]	Black Box Corporation	Knowledge Box : expert insight into the world of technology.	CSN0130572	2000
[ ] [58]	Black Box Corporation	Knowledge Box : expert insight into the world of technology.	CSN0130572	1999
[ ] [59]	Black Box Corporation	LAN Catalog.	CSN0076961	1988
[ ] [60]	Black Box Corporation	LAN Catalog : a publication of Black Box Corporation.	CSN0082538	1991
[ ] [61]	Black Box Corporation	LAN Catalog : a publication of Black Box Corporation.	CSN0082538	1990
[ ] [62]	Black Box Corporation	LAN Catalog : a publication of Black Box Corporation.	CSN0082538	1989
[ ] [63]	Black Box Corporation	Lan Catalog : a publication of Black Box Corporation.	CSN0079841	1988
[ ] [64]	Black Box Corporation	LAN Connections.	CSN0085163	1989
[ ] [65]	Black Box Corporation	LL0005G1.ASM.	TX0002722736	1989
[ ] [66]	Black Box Corporation	Modem catalog : a complete reference and buyer's guide to modems.	CSN0080081	1988

[ ] [67]	Black Box Corporation	New products supplement : no. 2.	TX0005093687	1999
[ ] [68]	Black Box Corporation	Pocket glossary of computer terms (includes technical reference material)	TX0004936859	1999
[ ] [69]	Black Box Corporation	Special products : catalog / from Black Box Corporation.	CSN0086012	1989
[ ] [70]	Black Box Corporation.	System 3X catalog & 16 other titles.	V2717P424	1991
[ ] [71]	Black Box Corporation	System 3X catalog & 311 other titles. (Part 001 of 002)	V2967P082	1994
[ ] [72]	Black Box Corporation	System 3X catalog & 311 other titles. (Part 002 of 002)	V2967P097	1994
[ ] [73]	Black Box Corporation	System 3X Catalog : solutions guide for the I B M system 34/36/38 user.	CSN0083481	1990
[ ] [74]	Black Box Corporation	System 3X Catalog : solutions guide for the I B M system 34/36/38 user.	CSN0083481	1989
[ ] [75]	Black Box Corporation	System 3X Catalog : solutions guide for the I B M system 34/36/38 user.	CSN0083481	1988
[ ] [76]	Black Box Corporation.	Widget world : computer and data communication accessories : [catalog].	CSN0051858	1983

BB TECHNOLOGIES, INC.

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ] [1]	BB Technologies	System 3X catalog & 311 other titles. (Part 001 of 002)	V2967P082	1994
[ ] [2]	BB Technologies	System 3X catalog & 311 other titles. (Part 002 of 002)	V2967P097	1994

BLACK BOX NETWORK SERVICES

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ] [1]	Black Box Network Services.	Black Box catalog : quality data communications and computer devices.	CSN0075877	2000
[ ] [2]	Black Box Network Services	Fiber optic connections / Black Box Network Services.	CSN0132224	2001
[ ] [3]	Black Box Network Services	Fiber optic connections / Black Box Network Services.	CSN0132224	2000

INNERWIRELESS, INC.

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ] [1]	InnerWireless, Inc.	InnerMobile in-building stacks system.	VA0001391570	2003
[ ] [2]	InnerWireless, Inc.	InnerMobile in-building system.	VA0001391569	2003

NORSTAN COMMUNICATIONS, INC.

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ] [1]	Norstan Communications	ROLMphone 120.	PA0000504095	1990
[ ] [2]	Norstan Communications	ROLMphone 240.	PA0000504094	1990
[ ] [3]	Norstan Communications	ROLMphone 400.	PA0000504096	1990
[ ] [4]	Norstan Communications, Inc.	NIPA framework.	TXu001131490	2003
[ ] [5]	Norstan Communications, Inc.	Norstan call track.	TXu000582880	1993
[ ] [6]	Norstan Communications, Inc.	Norstan call track / TXu 582-880.	V3503D968	2003
[ ] [7]	Norstan Communications, Inc.	Norstan call track / TXu 582-880 (1993)	V3520D590	2005

[ ] [8]	Norstan, Inc.	NIPA framework.	V3520D589	2005
[ ] [9]	Norstan, Inc.	NIPA framework.	V3503D969	2003

NEXTIRAONE, LLC

#	Name (NALL) <	Full Title	Copyright Number	Date
[ ] [1]	Nextiraone, LLC.	Traffic 2000. TXu 936-304 (2000)	V3537D211	2006
[ ] [2]	Nextiraone, LLC.	Traffic 2000 / TXu 936-304 (2000)	V3488D764	2002

EXHIBIT A

DOMESTIC PLEDGED INTERESTS

Pledgor	Issuer	Pledged Equity Description	Percentage of Interests in Issuer	Certificate No(s). (if applicable)
Black Box Corporation	ACS Communications, Inc.	Stock	100%	1
Black Box Corporation	BBOX Holdings Puebla LLC	LLC Interests	100%	N/A
Black Box Corporation	Black Box Services Company	Stock	100%	1
Black Box Corporation	CBS Technologies Corp.	Stock	100%	1
Black Box Corporation	Mutual Telecom Services Inc.	Stock	100%	8
Black Box Corporation	Scottel Voice & Data, Inc.	Stock	100%	4
Black Box Corporation of Pennsylvania	BB Technologies, Inc.	Stock	100%	3
ACS Communications, Inc.	ACS Dataline, LP	Partnership Interest	1% (General Partner)	N/A
ACS Communications, Inc.	ACS Dataline of the Northwest, Inc.	Stock	100%	3
ACS Communications, Inc.	ACS Investors, LLC	LLC Interests	100%	N/A
Black Box Corporation	Black Box Corporation of Pennsylvania	Stock	100%	3
Black Box	Black Box Network	Stock	100%	8

Corporation	Services, Inc. – Government Solutions			
Black Box Corporation	Black Box Ventures Holding Company	Stock	100%	2
Black Box Corporation	Delaney Telecom, Inc.	Stock	100%	2
Black Box Corporation	InnerWireless, Inc.	Stock	100%	IW-2
Black Box Corporation	Midwest Communications Technologies, Inc.	Stock	100%	6
Midwest Communications Technologies, Inc.	Nu-Vision Technologies, LLC	LLC Interests	100%	N/A
Norstan Communications, Inc.	NextiraOne, LLC	LLC Interests	100%	8 (Membership Interest Certificate)
Norstan Communications, Inc.	NextiraOne Federal, LLC	LLC Interests	100%	6 (Membership Interest Certificate)
Norstan Communications, Inc.	NextiraOne New York, LLC	LLC Interests	100%	5 (Membership Interest Certificate)
Norstan Communications, Inc.	Vibes Technologies, Inc.	Stock	100%	2
Black Box Corporation	Norstan Communications, Inc.	Stock	100%	2
ACS Investors, LLC	ACS Dataline, LP	Partnership Interest	99% (Limited Partner)	N/A

FOREIGN PLEDGED INTERESTS

Pledgor	Issuer	Pledged Equity Interests
BBOX Holdings Puebla LLC	Black Box de Mexico, S. de R.L. de C.V.	10.58% (which represents 100% of the voting Capital Stock of Issuer held by Pledgor) of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Chile S.A.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box de Mexico, S. de R.L. de C.V.	4.56% (which represents 100% of the voting Capital Stock of Issuer held by Pledgor) of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Finland OY	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Network Services (Dublin) Limited	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of

Pledgor	Issuer	Pledged Equity Interests
		Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Network Services AB	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Network Services Corporation	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Network Services SDN. BHD.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Network Services Singapore Pte Ltd	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation	Black Box Norge AS	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box A/S	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of

Pledgor	Issuer	Pledged Equity Interests
		Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Canada Corporation	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Comunicaciones, S.A.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box do Brasil Industria e Comercio Ltda.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box France	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box GmbH	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Holdings Ltd.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of

Pledgor	Issuer	Pledged Equity Interests
		Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box International Holdings B.V.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services (UK) Limited	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services AG	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services Australia Pty Ltd	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services Co., Ltd.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services India Private Limited	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of

Pledgor	Issuer	Pledged Equity Interests
		Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services Korea Limited	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services NV	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box Network Services S.r.l.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Black Box Corporation of Pennsylvania	Black Box P.R. Corp.	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))
Norstan Communications, Inc.	Norstan Canada, Ltd. / Norstan Canada, LTÉE	65% of the issued and outstanding Capital Stock of the Issuer entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Capital Stock of the Issuer not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2))

EXHIBIT C
FORM OF TRANSFER POWER

FOR VALUE RECEIVED, [_____],a [_____]
("Company"), hereby sells, assigns and transfers unto _____,

____ [membership interests/limited liability company interests/partnership interests/stock] of

[_____], a [_____], standing in the name of Company on the books

of said [limited liability company/limited partnership/general partnership/corporation] and

represented by [Membership/Limited Liability Company/Partnership/Stock] Certificate No. __

and does hereby irrevocably constitute and appoint _____ as

its attorney-in-fact, to transfer said [membership interests/limited liability company

interests/partnership interests/stock] on the books of said [limited liability company/limited

partnership/general partnership/corporation] with full power of substitution in the premises.

[_____]

Dated: _____ ___, _____

By: _____

Name: _____

Title: _____